10/16


06017670

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Securitas Direct AB

*CURRENT ADDRESS Stora Nygatan 31
SE-211 37 Malmö
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2006
THOMSON
FINANCIAL

FILE NO. 82- 35024 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/20/06


SECURITAS

Press Release from Securitas AB

February 9, 2006

The Board of Securitas AB proposes:

Securitas to list three new specialized security companies on the Stockholm Stock Exchange

Securitas AB, a world leader in security, proposes to transform three of its divisions into independent, specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

Securitas has grown into a world leader in security with more than 200,000 employees and sales of BSEK 66, by organic sales growth and acquisitions during the last 20 years. Securitas' strategy has been instrumental in developing and consolidating the security industry to become more focused and independent with clear market players delivering professional security. Through its substantial market position in many countries, Securitas has been, and is, a driving force in the industry. The key words in this development are professionalism, specialization and segmentation reflecting ever more growing and differentiated customer needs thus creating new markets and specialized businesses with their own logic.

Thomas Berglund, Securitas CEO comments:
"Our decision to create and list three new companies and release the entrepreneurial spirit is a logical step considering our history and our ambitions for the future. It is a clear signal to customers, employees and the financial markets that we intend to stay ahead".

Melker Schörling, chairman of the Board, comments:
"Securitas has been a successful Swedish blue-chip company in terms of increasing shareholder value during the last 15 years as a public company. The drivers for the development has been and will be specialization and focus on core business. This was the case when Assa Abloy was created and distributed to the shareholders in 1994 and when Attendo took the same route in 2000. This is also now the main reason for the proposed creation of three new listed companies".

Information please contact:
Thomas Berglund, President and CEO +44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

Helen Karlsson, Executive Assistant +44 (0) 7775 532 170

The press release is also available on: www.securitasgroup.com

MOTIVES

The overall motives behind the proposed transactions are to further enhance customer satisfaction, profit growth and business potential leading to increased shareholder value:

The security market

- Security needs of companies, institutions, authorities and households grow in step with increased costs of disruptions in a more complex, integrated and network dependent economy
- Demand of security services develops into a higher degree of specialization. Companies and industries increasingly ask for adapted and customized solutions
- Deep knowledge of customer needs and capacity for creative security solutions in close partnership with customers are increasingly important competitive advantages

Securitas development

- The divisions of Securitas have reached such a size, level of specialization of the customer offer, market position, customer segmentation and business development that the advantages of complete independence are greater than the advantages of Group integration
- The divisions of Securitas have sufficient maturity in management, administration, business control and development to be fully prepared to continue stand alone in line with their own more profiled business logic
- Securitas' culture of entrepreneurship gives the new companies competitive advantages in a market where innovation is a key to success

THE NEW COMPANIES

Loomis Cash Handling Services - Giving new content to an old industry
Loomis Cash Handling Services (currently Cash Handling Services to be renamed) will be dedicated to manage the whole supply chain for cash in society and thus further improve its professionalism to enhance efficiency and safety in cash circulation.

Securitas Direct - Turning home-security into consumer business
With a standardized high security offering, Securitas Direct will continue to focus on the opportunity to satisfy the needs of a growing consumer market for home and local business protection.

Securitas Systems – Changing a fragmented industry
Securitas Systems will continue as a security systems integrator for customers with high security demands. The systems market is highly fragmented and the industry is characterized by fast technological changes. This creates an opportunity to take a leading position in the transformation of this industry.

The new Securitas - Transforming guarding to security solutions
After the distribution of the three new companies, Securitas will continue to focus on its ability to deliver total security solutions based on guarding and technology. With a leading position in Europe and North America as a base, the new Securitas will expand this ability into new and faster growing markets.

This new step will give all divisions the independence required to use their dedication and entrepreneurship to focus on their clients and their service development. This will increase each company's competitive edge and ability to continue the value creation for Securitas' shareholders. Size will not be the ultimate divider in the future – the critical elements will be knowledge, innovation and differentiation.

THE PROCESS

The listing process

The intention is that the distribution of the divisions will take the form of a dividend of all shares in Loomis Cash Handling Services, Securitas Direct and Securitas Systems to Securitas' shareholders pursuant to Sweden's Lex Asea rules, whereby the dividend will have no immediate tax consequence for Securitas and its shareholders in Sweden. It is further intended that each share in Securitas shall entitle its holder to receive one share in each of the distributed companies and that A-shares and B-shares in Securitas shall entitle to A-shares and B-shares, respectively, in the distributed companies. A detailed Board proposal regarding the dividend is intended to be presented in late August 2006 (which will be replaced by OMX Nordic List on October 2, 2006).

An Extraordinary General Meeting to vote on the proposal is planned to be held on September 25, 2006. Prospectuses for the distribution and listing of Loomis Cash Handling Services, Securitas Direct and Securitas Systems are planned to be issued in early September. The intention is that the new companies shall be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006.

Dividend policies and capital structures

Following listing, the four separate companies are expected to have dividend and capitalisation policies similar to what Securitas AB has today, which is based on a dividend level of 40-50 percent of the annual free cash flow and a debt level amounting to 4-5 times the annual free cash flow. For Securitas Systems and Loomis Cash Handling Services this is expected to imply a net debt relative to capital employed of approximately 40 percent. For Securitas Direct and the New Securitas, the corresponding ratios are expected to be approximately 0 (zero) percent and 50 percent, respectively.

Individual dividend policies and capital structures will be further specified during the preparations for the listing of the three new companies. Details will be presented in the prospectuses that are planned to be issued in the beginning of September.

Securitas AB intends to maintain its existing financing strategy and financing facilities with an active presence in the bank, bond and commercial paper markets also after the listing of the newly created companies. The newly created companies will be financed on a stand alone basis with new financing facilities.

The 2002 Incentive programme

The conversion prices of the four convertible debenture loans under Securitas' employee incentive program 2002 will be recalculated in order to reflect the contemplated distribution.

Further information

More details on the divisions will be published in connection with the first and second quarterly reports 2006. All information on the distribution and the listing process will be found on Securitas' website at www.securitasgroup.com/threenewcompanies

Financial adviser

SEB Enskilda is acting as financial adviser to the Securitas Group in connection with the distribution and listings of Loomis Cash Handling Services, Securitas Direct and Securitas Systems.

A world leader in Security

During 20 years Securitas has grown through organic sales growth and acquisitions to become the world's largest focused security company with more than 200,000 employees and operations in more than 20 countries mainly in Europe and North America. The driving forces behind this development have been a clear focus on security, customer segmentation and specialization of services, as well as strong entrepreneurship and ownership.

Securitas Group is today organized in five divisions: *Security Services USA* and *Security Services Europe* for security services solutions, *Securitas Systems* for systems integration, *Securitas Direct* for high security monitoring and assistance to homes and local businesses, and *Cash Handling Services* for transport and management of cash in circulation. The Group has a market share of 8 percent of the total world security market, where Europe and North America represent 75 percent of the total world market. Securitas has been listed on the Stockholm Stock Exchange since 1991 and currently has a market capitalization of approximately BSEK 51.

Profitable growth

The core strategy has been to focus solely on security and deliver customer satisfaction, profitable growth and shareholder value. The business model -The Securitas Model – has been created to deliver organic sales growth and to refine the service content. The organic development is leveraged by acquisitions which establish the company in new markets and strengthen its position in existing markets.

From a Swedish guarding company to a world leader in security

Securitas was founded in Sweden in 1934 as a family business and was built into a market leader both in Sweden and other countries in Europe. During the late 1970s the group was split in two - Group 4 (outside of Sweden) and Securitas (in Sweden). The Swedish operation was sold by the family in 1983 and a new era started with the Swedish operation as a base.

A new strategy was developed to focus solely on security and the Securitas Model was developed. The European expansion started in 1989 with acquisitions in the Nordic countries, Portugal, Spain, Germany, France and Great Britain among others. In 1999 Securitas acquired Pinkerton in the USA followed by Burns and several regional security companies. Securitas thus became a market leader in both Europe and North America.

In 2001 Securitas moved from a geographical based organization into a divisional organization with clear focus, strategy and dedicated resources for the separate businesses.

Securitas has moved in three major steps: *Focus on security* as a professional service in the 1980s, *Consolidation* of companies in Europe and the USA in the 1990s and *Specialization* into market segments and divisions in the 2000s. Along with Securitas' development, the whole security industry has grown to become a more independent industry with focused market players delivering professional security. Through the substantial market position in many countries, Securitas has been a driving force in this development.

One Step Ahead

In order to stay at the forefront of the development of the security industry, the next step of creating individual security companies is logical to both Securitas and the industry. This step of *Differentiation* will enable greater focus on service development for different customer segments as well as increased market recognition and enhanced ability to create shareholder value.

Size and consolidation have been key words in the building of Securitas and other market leaders within the security industry over the past 20 years. For the future, *knowledge* and *innovation* are becoming the most important drivers.

Securitas Group - Development of sales, profit before tax and free cash flow


1985-2005
MSEK
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
4500
4000
3500
3000
2500
2000
1500
1000
500
0
-85 -86 -87 -88 -89 -90 -91 -92 -93 -94 -95 -96 -97 -98 -99 -00 -01 -02 -03 -04 -05
Sales
PBT
FCF

Annual average development 1991-2005

Total sales	+25%
Profit before taxes	+22%
Free cash flow	+19%

The Securitas B-share including dividend and the split of Assa Abloy 1994 compared to SIX Return Index (Average return on Stockholm Stock Exchange including dividend) 1991-2005.

SEK *The value of SEK 1 invested 1991 is in January 2006 SEK 24*


35
30
25
20
15
10
5
0
Securitas B
SixRX
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Managing cash in society

Loomis Cash Handling Services (to be renamed) offers secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 operating locations in 10 European countries and the USA. Chief Executive Officer will be *Clas Thelin* and *Björn Larsson* will be Chief Financial Officer.

From transportation to cash management

The market development is primarily influenced by a trend towards greater outsourcing. Throughout much of Europe, cash processing activities are outsourced by commercial banks and retailers to a greater extent than in the USA. Additionally, many central banks in Europe have reduced the scope of their networks and involvement in the physical cash flows which has created a demand for recycling services.

In addition to Loomis, there are two major international competitors, G4S and Brinks, as well as numerous regional competitors within individual markets. The total outsourced market is currently estimated to be BSEK 35 in Europe and BSEK 21 in the USA. The market share for Loomis Cash Handling Services is in the range of 20-25 percent in the USA and Western Europe.

Extending the value chain drives growth and margin

With the long-term vision to manage cash in society, the objective is to create a more efficient and secure cash distribution system. By offering solutions which integrate secure transport, cash processing, recycling and timely consolidated reporting, Loomis offers a compelling value proposition to encourage greater outsourcing of work currently undertaken in-house. This will also drive margin improvement and growth.

To achieve the vision, Loomis will continue to build confidence among large customers in the ability to deliver integrated cash handling solutions, reduce the total cost of cash for retail customers with customized products, develop the scope of total ATM solutions, and emphasize a culture of risk management throughout the organization.

Financial development and key ratios - Loomis Cash Handling Services

MSEK	2004	2005
Sales	**10,082**	**11,581**
Organic sales growth, %	*5*	*2*
Operating income	**714**	**831***
Operating margin, %	*7.1*	*7.2**
Operating capital employed	**2,721**	**2,416**
In % of sales	*24*	*21*
Capital employed	**5,341**	**5,295**
Return on capital employed, %	*13*	*16*
Employees, no.	21,800	20,400

*Excluding the capital loss of MSEK -151 arising from the divestment of Cash Handling Services Germany

Securing people by high security for homes and local businesses

Securitas Direct provides high security for homes and local businesses. It is an all included 24H monitoring and assistance service. The alarm product includes installation, secure transmission and advanced verification and is designed for easy use. The added value is a user friendly high security service at an affordable price.

Market leader through innovation

Securitas Direct is a leading security company in nine European countries with a market share of 25 percent in net new monitored alarm sales, where the total European market is estimated to be 600,000 net new customers annually. The total market growth is estimated to be 6 percent for homes and local businesses. Less than 3 percent of European households have a monitored alarm. Key drivers are proactive sales, service content and price, which in turn are driven by technology and service concept development. The competition is predominantly local and national security companies.

Organized for sole focus on homes and local businesses

Securitas Direct is organized in wireless consumer products in each country and wired professional products in the Nordic region. Chief Executive Officer will be *Dick Seger* and Chief Financial Officer will be *Lars Andersson.*

High growth and fast payback from quality and high security

By providing a quality and high security service and by acquiring and retaining new customers, high growth and good pay-back on investment is created. Securitas Directs' business model has since 1989 generated a more than 20 percent annual net-portfolio growth with customer cancellations of less than 6 percent. The pay-back for new customer acquisitions has been less than 4 years. This performance is expected to continue.

Financial development and key ratios – Securitas Direct

MSEK	2004	2005
Sales	**2,148**	**2,706**
Organic sales growth, %	*28*	*23*
Operating income	**201**	**258**
Operating margin, %	*9.4*	*9.5*
Operating capital employed	**831**	**1,103**
In % of sales	*39*	*41*
Capital employed	**857**	**1,209**
Return on capital employed, %	*24*	*21*
No. of Installations	548,184	689,245
No. New Installations	148,672	168,935

Systems integration for demanding customers

Securitas Systems is a security systems integrator which offers complete security solutions for customers with high security demands within market segments such as banking, industry and retail. The services are based on modern technology and concepts include access control, video surveillance, and intrusion and fire alarm systems.

Securitas Systems operates in 13 countries in Europe and in the USA, with a strong and focused country-based organization for sales and delivery to selected customer segments. Chief Executive Officer will be *Juan Vallejo* and Chief Financial will be Officer *Peter Ragnarsson.*

Opportunity to lead the transition of a fragmented market and industry

The demand for technical security solutions continues to grow and the European and U.S. markets are worth approximately BSEK 220. These markets are driven by technology development and more globally operating customers, demanding new types of IT-based security and surveillance solutions.

The industry is very fragmented and main competition consists of strong local companies and a number of large and international businesses. Securitas Systems global market share is 3 percent.

Growth and return from customer segmentation

The strategy is based on customer segmentation, global sourcing with long-term partners and strategic acquisitions. By focusing on specialization and customer segmentation Securitas Systems can obtain sufficient knowledge and thereby cover the whole electronic security value chain in selected market sectors. In addition, efficiently sourcing products with long-term partners reduces costs and strengthens the offers to the different customer segments. Future acquisitions will be characterized by finding growing companies with new ideas and technologies along with a clear market sector focus. The main financial objectives are an annual sales growth of 8-10 percent and a return on capital employed of above 20 percent.

Financial development and key ratios – Securitas Systems

MSEK	2004	2005
Sales	**4,724**	**5,798**
Organic sales growth, %	*1*	*6*
Operating income	**554**	**669**
Operating margin, %	*11.7*	*11.5*
Operating capital employed	**575**	**899**
In % of sales	*11*	*15*
Capital employed	**2,719**	**3,547**
Return on capital employed, %	*20*	*19*
Employees, no.	4,600	4,800

Security through our people

The new Securitas will be a focused security company delivering professional security solutions based on guarding through a network of 1,500 local branches in 23 countries mainly in Europe and North America. Total sales were approximately BSEK 46 in 2005, representing a global market share of 12 percent – 18 percent in North America and 15 percent in Europe. With a presence in 75 percent of the world market, the new Securitas remains a world leader in security.

The service offering comprises Specialized Guarding Solutions, Mobile Services, Alarm Monitoring and Response Services, Security Consulting and Investigations and Total Security Solutions.

Management and Organization

Group Management – Chief Executive Officer, *Thomas Berglund*; Chief Financial Officer, *Håkan Winberg*; President of North American operations, *Santiago Galaz*; President of European operations, *Tore K Nilsen.*
The organization is customer based and structured in clear operating units to fulfil qualified customer needs within the respective segments:

North American operations - 10 guarding regions in the USA form the national base with 500 local branches, predominantly serving large customers. Other customer segments are National Accounts, Energy and Government. The operations in Canada and Mexico are also included. The responsibility for ***Global Customers*** is organised within the North American organization with operational units for Consulting and Investigations, Automotive and Global Accounts.

European operations – Operating units for large customers in 17 countries, Transport and Aviation services organizations in 9 countries, Mobile services organizations in 11 countries and specialized Alarm Monitoring organizations in 6 countries. 850 local branches is the base for the European organization. Within the European organization a ***New Markets*** organization is established to focus on further expansion into new geographies.

Strategy and the way forward – Growth and profitability

The new Securitas will have resources focused entirely on the refinement and specialization of services. Over a business cycle, the organic sales growth is expected to be more than the market average with a continued improvement in operating margin and return on capital employed of above 20 percent.

The strategic focus for *U.S. Large customers* is to build further strength and maturity in the recently developed decentralized organization. Gradually thereafter the U.S. operations will move from a predominantly geographically based organization into a customer segment driven organization to gain higher professionalism and added value. The *Global customer* organization will combine the local strength of the Securitas organization with global coordination for customers who seek this type of solution.

For *European Large customers* the focus is on implementing more customer segment organizations and to expand further the sales of security solutions. The *New Markets* organization is going to expand Securitas into South America and Asia. For *European Small customers* the aim is to open up a new and expanding market based on mobile services and alarm monitoring.

The Securitas journey continues

With the combined strength of the global presence and 20 years of industry expertise, the new Securitas is ready to once again bring security forward and continue the value creating journey for customers, employees and shareholders.

Financial development and key ratios – the new Securitas

MSEK	2004	2005
Sales	**42,733**	**45,929**
Organic sales growth, %	*1*	*4*
Operating income	**2,557**	**2,687**
Operating margin, %	*6.0*	*5.9*
Operating capital employed	**2,614**	**3,764**
In % of sales	*6*	*8*
Capital employed	**13,559**	**16,741**
Return on capital employed, %	*19*	*16*
Employees, no.	179,200	188,500

Exhibit A

SECURITAS

Securitas AB

Interim Report
January – March 2006

The creation of three new listed companies well on way – first quarter result in line with plan

- **The creation and listing of three new security companies** is progressing according to plan. Project costs for the first quarter amounts to MSEK 20. The estimated total non-recurring costs for the project amounts to MSEK 150 – 200. The Extraordinary General Meeting is planned for September 25, 2006.
- **Sales** in the first quarter increased 6 percent to MSEK 17,067 (15,195), adjusted for changes in exchange rates, acquisitions and divestitures. Organic sales growth is picking up in all divisions.
- **Operating income** in the first quarter increased by 1 percent to MSEK 1,000 (938), adjusted for changes in exchange rates. The operating margin was 5.9 percent (6.2).
- **Income before taxes** in the first quarter decreased by 5 percent to MSEK 824 (818), adjusted for changes in exchange rates. This includes revaluation of financial instruments of MSEK -2 (37).
- **Net income** in the first quarter was MSEK 606 (606).
- **Earnings per share** was SEK 1.64 (1.63) in the first quarter.

Comments from the CEO, Thomas Berglund

"Our main objective right now is to accomplish the creation and listing of three new security companies, Securitas Systems, Securitas Direct and Loomis Cash Handling Services, and at the same time keep up the speed in the New Securitas. We are well on way and in line with our plan.

It is reassuring to see the growth in all divisions picking up in speed. In spite of all the efforts with the listing project, organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business".

Key Financial Data

MSEK	Q1 2006	Q1 2005 [3]	Total change,%
Total sales	17,067	15,195	16
Organic sales growth, % [1]	*6*	*4*	
Operating income	1,000	938	7
Operating margin, %	*5.9*	*6.2*	
Real change, % [2]	*1*	*8*	
Income before taxes	824	818	1
Real change, % [2]	*-5*	*16*	
Net income	606	606	
Free cash flow	-105	266	-
% of adjusted income	*-16*	*43*	
Operating capital employed	8,776	7,573	
Operating capital employed as % of sales	*12*	*12*	
Capital employed	27,218	24,563	
Return on capital employed, %	*16*	*17*	
Earnings per share after taxes, SEK	1.64	1.63	

1) Adjusted for changes in exchange rates, acquisitions and divestitures.
2) Adjusted for changes in exchange rates.
3) Adjusted for IAS 19 amendment.

Organic Sales Growth and Operating Margin Development

Q1 2006 MSEK	Organic sales growth, %	Operating margin, %	Operating margin change, PP
Security Services USA	*6*	*4.7*	+0.2
Security Services Europe	*5*	*6.8*	-0.7
Securitas Systems	*10*	*9.4*	+0.2
Direct	*25*	*8.2*	-0.8
Cash Handling Services	*6*	*6.3*	+0.4
Group	*6*	*5.9*	-0.3

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on May 9, 2006 at 09.30 am CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link
http://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=170209
and follow instructions or call +44 (0)20 7162 0025.

The meeting is also webcasted at www.securitasgroup.com

For a recorded version of the information meeting please dial
+44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 703080.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group January – March 2006

Sales amounted to MSEK 17,067 (15,195). Organic sales growth was 6 percent, an increase of 2 percentage points compared to the first quarter 2005.

Operating income before amortization was MSEK 1,000 (938), which adjusted for changes in exchange rates was an increase of 1 percent. The operating margin was 5.9 percent (6.2). The operating income was negatively impacted by MSEK 30 related to the decline in result in the airport security business in Europe compared to the first quarter 2005. The result of the airport security business is expected to improve during the rest of the year.

Further, the result is impacted negatively by MSEK 20 in non-recurring project costs relating to the listing of three new security companies. Adjusted for these non-recurring project costs, the operating margin was 6.0 percent.

Acquisition related restructuring costs, mainly related to the acquisition of Hamilton in the USA, have impacted the period by MSEK -12 (-4). Revaluation of financial instruments amounted to MSEK -2 (37).

Income before taxes was MSEK 824 (818), which adjusted for changes in exchange rates was a decrease by 5 percent.

Adjusted for the non-recurring costs for the listing project and effects from revaluation of financial instruments, the real change in income before taxes was an increase by 3 percent compared to the first quarter 2005.

The Group's tax rate was 26.5 percent (26.0). The net income was MSEK 606 (606).

Earnings per share was SEK 1.64 (1.63).

Security Services USA

Security Services USA MSEK	January – March 2006	January – March 2005 [1]	January – December 2005 [1]
Total sales	5,537	4,774	21,616
Organic sales growth, %	*6*	*0*	*4*
Operating income	260	217	1,080
Operating margin, %	*4.7*	*4.5*	*5.0*
Real change, %	*7*	*-7*	*6*
Operating capital employed	1,415	955	1,123
Operating capital employed as % of sales	*6*	*5*	*5*
Capital employed	8,173	7,218	8,034
Return on capital employed, % [2]	*14*	*13*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from 2005 with positive development in both organic sales growth and operating margin continues. With the key indicators such as new sales and increase in contract portfolio ahead of last year, the division is set to continue the positive trend going forward.

January – March 2006

The organic sales growth was 6 percent in the first quarter. The improved underlying organic sales growth rate compared to 2005 is a consequence of the growing portfolio, especially within National accounts. All 13 regions in USA achieved positive organic sales growth. Sales volumes bottomed out in the first quarter 2005 and organic sales growth in the first quarter 2006 was therefore slightly higher than what is expected to be the full year development.

The improvement in operating margin is attributable to leverage on the increased sales volume. Sales of new contracts were strong with a volume increase of 14 percent compared to the first quarter 2005.

For the full year 2006 the operating margin is expected to improve in line with the first quarter 2006. The contract portfolio grew by 3–4 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover was 63 percent.

Security Services Europe

Security Services Europe MSEK	January – March 2006	January – March 2005 1)	January – December 2005 1)
Total sales	6,541	5,968	24,996
Organic sales growth, %	*5*	*5*	*5*
Operating income	442	450	1,874
Operating margin, %	*6.8*	*7.5*	*7.5*
Real change, %	*-4*	*8*	*-1*
Operating capital employed	1,520	1,548	1,288
Operating capital employed as % of sales	*6*	*6*	*5*
Capital employed	7,478	7,148	7,165
Return on capital employed, % 2)	*25*	*26*	*26*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization was implemented during 2005. The business is now divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The split into these four vertical units will continue to increase focus and refinement going forward.

January – March 2006

The organic sales growth was 5 percent in the first quarter driven by the growth in the contract portfolio. For the full year 2006 the organic sales growth is expected to be in line with 2005.

The decrease in operating margin is mainly explained by the impact of the losses of contracts and price reductions in the airport security business that occured in 2005 and start up costs for new contracts. The negative impact in the first quarter was MSEK 30 and an additional MSEK 30 is expected for the remainder of 2006. However, strong organic sales growth is seen in the airport security business which is expected to continue during the rest of the year.

Further, the German business has not been able to compensate some large contract losses that occurred in the second half of 2005, which has impacted the operating income with MSEK 15 in the first quarter 2006. The German business is expected to improve during the rest of the year.

The rest of the businesses are showing good performance with strong organic sales growth in permanent guarding in Norway, UK, Spain, Switzerland, Austria and Argentina. Mobile services for small clients show good organic sales growth especially in France, Spain, and Portugal.

For the full year 2006 the operating margin is expected to be on the same level as in 2005.

The contract portfolio grew by 4 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was around 90 percent on an annual basis. The staff turnover was 34 percent.

Securitas Systems

Securitas Systems MSEK	January – March 2006	January – March 2005 [1]	January – December 2005 [1]
Total sales	1,476	1,258	5,798
Organic sales growth, %	*10*	*5*	*6*
Operating income	139	116	669
Operating margin, %	*9.4*	*9.2*	*11.5*
Real change, %	*17*	*11*	*18*
Operating capital employed	864	581	882
Operating capital employed as % of sales	*14*	*10*	*15*
Capital employed	3,473	2,854	3,530
Return on capital employed, % [2]	*20*	*20*	*19*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Securitas Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

The additions of Bell and Eurotelis established the Securitas Systems division as a market leader in the bank security segment also in the UK and France. With the recent acquisitions of Wornall Electronics and Hamilton in the USA, Securitas Systems is now also a main player in the U.S. bank security segment. The integration of the acquired units is proceeding according to plan. In Germany, Securitas continues to build a platform with specific focus on banks.

January – March 2006

The organic sales growth was 10 percent in the first quarter 2006. The improved growth rate compared to the first quarter 2005 is a consequence of strong order intake reported during the second half of 2005. The organic order intake in the first quarter 2006 increased with 9 percent compared to 2005. Large countries reporting organic sales growth higher than the divisional average were Sweden, Spain and USA. In Germany, France and the UK the organic sales growth was slightly lower than the divisional average.

The underlying development of the operating margin is strong in the division. The Hamilton acquisition has not contributed to the operating result in the first quarter due to continued restructuring and the negative impact was approximately 0.3 percentage points on the operating margin.

The underlying positive development in the U.S. business continues with double digit organic sales growth rates and an increase in the operating result year on year above divisional average.

For the full year 2006, organic sales growth is expected to improve compared to 2005 and operating margin to be in line with 2005.

Direct

Direct	**January – March**		**January – December**
MSEK	**2006**	**2005**	**2005**
Total sales	782	613	2,706
Organic sales growth, %	*25*	*25*	*23*
Operating income	64	55	258
Operating margin, %	*8.2*	*9.0*	*9.5*
Real change, %	*14*	*34*	*25*
Operating capital employed	1,260	918	1,103
Operating capital employed as % of sales	*37*	*34*	*41*
Capital employed	1,364	1,005	1,209
Return on capital employed, % [1]	*20*	*21*	*21*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last three years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups. The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

Direct	**January – March**			**January – December**	
Number of alarms	**2006**	**2005**	***% change***	**2005**	***% change***
New installations	43,946	39,113	*12*	168,935	*14*
Total number of connected alarms	725,231	581,567	*25*	689,245	*26*

January – March 2006

The organic sales growth rate was stable on 25 percent, in spite of the negative impact coming from the transition into franchise partner sales in the Nordics, where the installation revenue is recognized by the partner instead of Securitas Direct. The portfolio growth of 25 percent was well above the divisional target of 20 percent. The customer cancellation ratio was well under the divisional target of 6 percent and the pay back time for new customers was in line with the divisional target, less than four years.

The lower operating margin compared to the first quarter 2005 is explained by the investments made in the French and Benelux markets. The organic growth rates improved in both these markets but the operating margin was still insignificant. Spain contributed strongly to both organic sales growth and operating margin.

For the full year 2006 the organic sales growth is expected to stay around 25 percent and the operating margin is expected to be around 9 percent.

Cash Handling Services

Cash Handling Services	**January – March**		**January – December**
MSEK	**2006**	**2005 [1]**	**2005 [1]**
Total sales	2,873	2,740	11,581
Organic sales growth, %	6	3	2
Operating income	180	162	680
Operating margin, %	6.3	5.9	5.9
Real change, %	5	37	-7
Operating capital employed	3,049	2,995	2,372
Operating capital employed as % of sales	26	26	20
Capital employed	5,874	5,752	5,251
Return on capital employed, % [2]	12	13	13

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

January – March 2006

The organic sales growth was 6 percent, which is 3 percentage points higher than in the first quarter 2005. The U.S. cash handling operations grew with 5 percent in the first quarter which is an improvement of 4 percentage points compared to 2005.

UK and Sweden reported operating margins that were lower than the divisional average. Both these countries have been burdened by costs caused by operational interruptions relating to the recent robberies. The cash center in Tonbridge, UK that suffered a large loss in February 2006, is back in operation. The original loss of MGBP 53 has been reduced to MGBP 33. The loss is covered under valid insurance programs. The Swedish operations are gradually stabilizing and increasing operational efficiency following several attacks during 2005.

There has been no material development in the investigation regarding remaining variances between Securitas Cash Management (SCM) and third parties that was disclosed in the published Annual Report for 2005, Note 36, page 100.

For the full year 2006 the organic sales growth is expected to be higher than for the full year 2005 and the operating margin is expected to show significant improvements, approaching 9 percent. The improvements will mainly be supported by higher operational efficiency in Valiance in France, efficiency improvements in the UK transport business and expected price increases in the USA.

CASH FLOW

January – March 2006

Operating income before amortization amounted to MSEK 1,000 (938). Net investments in fixed assets after depreciation amounted to MSEK -36 (3).

Changes in accounts receivable amounted to MSEK 5 (-1) and changes in other operating capital employed amounted to MSEK -833 (-490). The change in operating capital employed is negatively affected by payroll related timing differences in the USA of approximately MSEK 150 and an insurance related self retention payment of MSEK 120 relating to the robbery against Cash Handling Services in the UK in February 2006. These effects will be neutralized during the course of the year.

Cash flow from operating activities amounted to MSEK 136 (450), equivalent to 14 percent (48) of operating income before amortization.

Free cash flow was MSEK -105 (266), equivalent to -16 percent (43) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group targets of 75–80 percent.

CAPITAL EMPLOYED AND FINANCING

As of March 31, 2006

The Group's operating capital employed was MSEK 8,776 (7,908 as of December 31, 2005) corresponding to 12 percent (12 as of December 31, 2005) of sales adjusted for full year sales of acquired units.

Acquisitions have decreased operating capital employed by MSEK -23 during the first quarter 2006.

Acquisitions increased consolidated goodwill by MSEK 49. Adjusted for negative translation differences of MSEK -204, total goodwill for the Group amounted to MSEK 17,637 (17,792 as of December 31, 2005).

Acquisitions increased acquisition related intangible fixed assets by MSEK 19 during the first quarter 2006. After amortization of MSEK -30 and negative translation differences of MSEK -2, acquisition related intangible fixed assets amounted to MSEK 626 (639 as of December 31, 2005).

The Group's total capital employed was MSEK 27,218 (26,518 as of December 31, 2005). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK -238 after considering net investment hedging and MSEK -328 before net investment hedging of MSEK 90.

The return on capital employed was 16 percent (16 as of December 31, 2005).

The Group's net debt amounted to MSEK 11,962 (11,945 as of December 31, 2005). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 57, of which purchase price payments accounted for MSEK 45 and acquisition related restructuring costs paid for MSEK 12. The Group's net debt increased by MSEK 132 during the first quarter 2006 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 5.8 (6.6), and the free cash flow to net debt ratio amounted to 0.19 (0.24).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 16 (24).

Shareholders' equity amounted to MSEK 15,256 (14,573 as of December 31, 2005). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK -106 after considering net investment hedging of MSEK 90 and MSEK -196 before net investment hedging. Please refer to page 14, Statement of recognized income and expense, for further information.

The total number of outstanding shares amounted to 365,058,897 as of March 31, 2006. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the first quarter 2006.

ACQUISITIONS

Acquisitions January – March 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						17,792	639
Renful, *Germany*	Security Services Europe	Feb 1	47	20	20	15	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	-	29	-
Other acquisitions [5]		n/a	23	14	14	5	6
Total acquisitions January – March 2006			-	45	45	49	19
Amortization of acq. related intangible fixed assets						n/a	-30
Translation differences						-204	-2
Closing balance						17,637	626

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Elmaco, Securitas Systems Belgium, Contro Veranstaltungsdienste GmbH, Security Services Germany, Hasseman (Contract portfolio), Security Services Sweden, Home Alert Valvarius (Contract portfolio) and R&G (Contract portfolio), Security Services the Netherlands.

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 and 300 employees. The acquisition will strengthen Securitas' position in aviation security and give access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.1 (MSEK 20) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

Acquisitions after March 31, 2006

Premier System Solutions, Inc., USA

Securitas Systems in the United States has acquired Premier System Solutions, Inc., the market leader in Tampa, Florida. The company installs and services security systems in Tampa and other major Florida markets. Premier has forecasted sales of MUSD 4.5 (MSEK 35) in 2006 with an employee base of 17. The enterprise value of the acquisition amounts to MUSD 4.6 (MSEK 36)

The acquisition of Premier System Solutions, Inc., allows Securitas Systems to establish a strong local market presence in the important Florida market. Through the company Securitas Systems will get access to all Florida markets and increase its footprint to further support the national customer market segment in the United States.

After the acquisition Securitas Systems in the USA will have sales of MUSD 120 (MSEK 935) with approximately 575 employees.

DAK Güvenlik, Turkey

Securitas Security Services Europe entered the Turkish security services market by agreeing to acquire 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MSEK 21, and the purchase price for the remaining 49 percent of the shares will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of MTRY 36 (MSEK 204) and 3,000 employees.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

The acquisition is subject to Turkish regulatory approval.

OTHER SIGNIFICANT EVENTS

Listing of three new security companies

On February 9, 2006, Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a tax free dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

The listing process is progressing according to plan in the three divisions and the prospectuses are expected to be available on September 8, 2006, followed by road shows by the respective companies. In addition to the listing process of Loomis Cash Handling Services AB, Securitas is currently evaluating indications of interest from financial and industrial buyers of the Cash Handling Services division.

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2005. For the most recent published background information please refer to the published Annual Report for 2005 Note 36, Contingent Liabilities page 100.

There have been no material developments in this matter subsequent to the published Annual Report for 2005.

Securitas AB 6.125 percent MEUR 350 Eurobond loan 2006

The bond loan matured in January 2006 and has been refinanced by drawings under other Group financing facilities.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report can be found in Note 1 on pages 80 to 83 in the published Annual Report for 2005. The accounting principles are also available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles.

Adoption and impacts of new and revised IFRS for 2006

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006.

This amendment has from January 1, 2006 changed the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles that were in force for 2004 and 2005, these had been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date fell outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses now are recognized immediately via equity. Comparatives for 2004 and 2005 have been restated accordingly.

Further information is provided in Note 3 on page 16.

THE GROUP'S DEVELOPMENT - OUTLOOK

The organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business.

No previous forward looking statement has been made for the full year 2006.

Stockholm, May 9, 2006



Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by the company's auditors

Income

MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Sales, continuing operations	16,847.2	14,556.4	63,939.3	58,167.6
Sales, acquired business	219.8	638.9	2,074.3	1,519.0
Total sales	17,067.0	15,195.3	66,013.6	59,686.6
Organic sales growth, % [1]	6	4	5	3
Production expenses	-13,418.7	-11,852.6	-51,320.1	-46,013.7
Gross income	3,648.3	3,342.7	14,693.5	13,672.9
Selling and administrative expenses	-2,647.9	-2,404.9	-10,398.4	-9,645.6
Operating income before amortization	1,000.4	937.8	4,295.1	4,027.3
Operating margin, %	5.9	6.2	6.5	6.7
Amortization of acquisition related intangible fixed assets	-29.7	-30.0	-122.5	-99.6
Acquisition related restructuring costs	-12.6	-4.1	-35.1	-26.5
Operating income after amortization	958.1	903.7	4,137.5	3,901.2
Financial income and expense	-132.7	-122.3	-523.1	-516.6
Revaluation of financial instruments [2]	-1.8	36.7	36.2	-
Share in income of associated companies	0.4	-	11.8	-
Income before taxes [3]	824.0	818.1	3,662.4	3,384.6
Net margin, %	4.8	5.4	5.5	5.7
Current taxes	-213.8	-194.4	-934.2	-795.0
Deferred taxes	-4.5	-17.9	-14.5	-60.5
Net income for the period [3]	605.7	605.8	2,713.7	2,529.1
Whereof attributable to:				
Equity holders of the Parent Company	605.4	605.6	2,712.2	2,528.4
Minority interests	0.3	0.2	1.5	0.7
Earnings per share after taxes, before dilution (SEK)	1.66	1.66	7.43	6.93
Earnings per share after taxes, after dilution (SEK)	1.64	1.63	7.31	6.79

Cash flow

Operating cash flow MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Operating activities				
Operating income before amortization	1,000.4	937.8	4,295.1	4,027.3
Investment in fixed assets	-532.7	-467.3	-2,220.4	-1,969.9
Reversal of depreciation	496.3	469.8	1,948.6	1,613.0
Change in accounts receivable	5.1	-1.3	-443.4	-485.1
Changes in other operating capital employed	-833.0	-488.9	492.5	444.7
Cash flow from operational activities	136.1	450.1	4,072.4	3,630.0
Cash flow from operations, %	14	48	95	90
Financial income and expenses paid	-127.9	-72.4	-485.2	-518.4
Current taxes paid	-113.4	-112.1	-926.1	-581.5
Free cash flow	-105.2	265.6	2,661.1	2,530.1
Free cash flow, % [4]	-16	43	94	93
Free cash flow to net debt ratio [5]	0.19	0.24	0.22	0.24
Cash flow from investing activities, acquisitions	-57.3	-785.3	-1,213.2	-2,362.3
Cash flow from financing activities	1,563.7	435.1	-1,192.6	-1,495.3
Cash flow for the period	1,401.2	-84.6	255.3	-1,327.5

Cash flow MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations	414.9	725.6	4,643.2	4,453.4
Cash flow from investing activities	-577.4	-1,245.3	-3,395.3	-4,285.6
Cash flow from financing activities	1,563.7	435.1	-1,192.6	-1,495.3
Cash flow for the period	1,401.2	-84.6	255.3	-1,327.5

Change in net debt MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Opening balance	-11,944.8	-10,633.1	-10,633.1	-9,082.5
Effect of change in accounting principle	[illegible]	-3.8	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	-11,944.8	-10,636.9	-10,636.9	-10,686.8
Cash flow for the period	1,401.2	-84.6	255.3	-1,327.5
Change in loans	-1,563.7	-435.1	97.4	765.2
Change in net debt before revaluation and translation differences	-162.5	-519.7	352.7	-562.3
Revaluation of financial instruments [2]	13.2	36.7	51.8	-
Translation differences	132.2	-588.9	-1,712.4	616.0
Change in net debt	-17.1	-1,071.9	-1,307.9	53.7
Closing balance	-11,961.9	-11,708.8	-11,944.8	-10,633.1

Capital employed and financing

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Operating capital employed [3]	6,776.9	7,908.2	7,573.1	6,664.1
Operating capital employed as % of sales [6]	12	12	12	11
Return on operating capital employed, % [7]	62	59	57	62
Goodwill	17,637.2	17,792.4	16,406.9	15,301.9
Acquisition related intangible fixed assets	625.6	638.5	583.1	433.2
Shares in associated companies	179.6	178.6	-	-
Capital employed [3]	27,218.2	26,517.7	24,563.1	22,399.2
Return on capital employed, % [8]	16	16	17	18
Net debt	-11,961.9	-11,944.8	-11,708.8	-10,633.1
Shareholders' equity [3]	15,256.3	14,572.9	12,854.3	11,766.1
Net debt equity ratio/multiple [9]	0.78	0.82	0.91	0.90

Notes 1–9 refer to page 15–16

Balance Sheet

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
ASSETS				
Fixed assets				
Goodwill	17,637.2	17,792.4	16,406.9	15,301.9
Acquisition related intangible fixed assets	625.6	638.5	583.1	433.2
Other intangible fixed assets	315.1	313.3	281.0	268.6
Tangible fixed assets	5,902.1	5,941.5	5,918.7	5,820.0
Shares in associated companies	179.5	178.6	-	-
Non-interest bearing financial fixed assets	1,989.7	2,135.6	1,905.3	1,882.9
Interest bearing financial fixed assets	1,206.1	1,166.8	2,341.7	138.2
Total fixed assets	27,856.3	28,166.7	27,436.7	23,844.8
Current assets				
Non-interest bearing current assets	14,556.3	13,974.9	12,908.9	11,884.8
Other interest bearing current assets	114.6	668.5	-	-
Liquid funds	4,246.0	3,470.8	3,060.7	3,120.4
Total current assets	18,916.9	18,114.2	15,969.6	15,005.2
TOTAL ASSETS [3]	46,772.2	46,280.9	43,406.3	38,850.0

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Attributable to the equity holders of the Parent Company	15,256.1	14,571.4	12,854.3	11,749.5
Minority interests	1.2	1.5	0.0	16.6
Total shareholders' equity [3]	15,258.3	14,572.9	12,854.3	11,766.1
Equity ratio, %	33	*31*	*30*	*30*
Long-term liabilities				
Non-interest bearing long-term liabilities	283.6	99.1	42.1	90.8
Interest bearing long-term liabilities	7,617.7	7,635.2	12,548.6	10,141.8
Non-interest bearing provisions	2,181.3	2,449.8	2,352.5	2,200.4
Total long-term liabilities	10,082.6	10,184.1	14,943.2	12,433.0
Current liabilities				
Non-interest bearing current liabilities	11,542.4	11,908.2	11,046.2	10,901.0
Interest bearing current liabilities	9,910.9	9,615.7	4,562.6	3,749.9
Total current liabilities	21,453.3	21,523.9	15,608.8	14,650.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES [3]	46,772.2	46,280.9	43,406.3	38,850.0

Statement of Recognized Income and Expense

MSEK	Mar 31, 2006			Dec 31, 2005			Mar 31, 2005		
	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax [3]	172.6		172.6	-198.2	-	-198.2	-7.0	-	-7.0
Cash flow hedges net of tax	10.8		10.8	11.2	-	11.2	-	-	-
Net investment hedges	89.9		89.9	-544.6	-	-544.6	-190.0	-	-190.0
Translation differences	-195.0	-0.6	-195.6	1,939.2	1.3	1,940.5	698.9	1.1	700.0
Net income/expense recognized directly in equity	78.3	-0.6	77.7	1,207.6	1.3	1,208.9	501.9	1.1	503.0
Net income for the period [3]	605.4	0.3	605.7	2,712.2	1.5	2,713.7	605.6	0.2	605.8
Total income/expense for the period	683.7	-0.3	683.4	3,919.8	2.8	3,922.6	1,107.5	1.3	1,108.8

Changes in shareholders' equity is provided in Note 10.

Data per share

SEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period	149.00	113.00	132.00	114.00
Earnings after current taxes, after dilution	1.66	1.66	7.35	6.95
Earnings after taxes, before dilution	1.66	1.66	7.43	6.93
Earnings after taxes, after dilution	1.64	1.63	7.31	6.79
Dividend		-	3.50	3.00
P/E-ratio after full conversion		-	18	17
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	376,015,400	382,408,810	375,015,400	382,408,810
Average number of shares after dilution	376,015,400	382,408,810	376,712,105	382,408,810

Notes 2, 3 and 10 refer to page 16

Divisional overview January – March 2006 and 2005

The Group has as of January 1, 2006 adopted the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses. The comparatives have been adjusted accordingly for 2005.

The income statement impact is in the first quarter 2005 limited to an increase of the operating income in Security Services Europe of MSEK 1. All divisions except Direct but including Other and Eliminations have an impact on operating capital employed and consequently on capital employed. The total tax impact related to the adjustments are reflected in Other and Eliminations.

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
MSEK	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	5,537	4,774	6,480	5,915	1,390	1,148	780	611	2,869	2,737	11	10	17,067	15,195
Sales, intra-group	-	-	61	53	88	110	2	2	4	3	-153	-168	-	-
Total sales	5,537	4,774	6,541	5,968	1,478	1,258	782	613	2,873	2,740	-142	-158	17,067	15,195
Organic sales growth, %	*6*	*0*	*6*	*5*	*10*	*5*	*25*	*25*	*6*	*3*	-	-	*6*	*4*
Operating income before amortization	260	217	442	450	139	116	64	55	180	162	-85	-62	1,000	938
Operating margin, %	*4.7*	*4.5*	*6.8*	*7.5*	*9.4*	*9.2*	*8.2*	*9.0*	*6.3*	*5.9*	-	-	*5.9*	*6.2*
Amortization of acquisition related intangible fixed assets	-8	-8	-12	-10	-4	-4	-2	-2	-4	-6	0	0	-30	-30
Acquisition related restructuring costs	-	-	0	0	-12	-4	-	-	-	0	-	-	-12	-4
Operating income after amortization	252	209	430	440	123	108	62	53	176	156	-85	-62	958	904
Operating capital employed	1,415	955	1,520	1,548	864	581	1,260	918	3,049	2,995	668	576	8,776	7,573
Operating capital employed as % of sales[1]	*6*	*5*	*6*	*6*	*14*	*10*	*37*	*34*	*28*	*28*	-	-	*12*	*12*
Goodwill	6,719	6,225	5,669	5,408	2,391	2,050	51	26	2,799	2,691	8	9	17,637	16,407
Acquisition related intangible fixed assets	39	38	289	194	218	223	53	61	26	66	1	1	626	583
Shares in associated companies	-	-	-	-	-	-	-	-	-	-	179	-	179	-
Capital employed	8,173	7,218	7,478	7,148	3,473	2,854	1,364	1,005	5,874	5,752	856	586	27,218	24,563
Return on capital employed, %[2]	*14*	*13*	*25*	*26*	*20*	*20*	*20*	*21*	*12*	*13*	-	-	*16*	*17*

[1] *Adjusted for the full year sales of acquired entities.*
[2] *Return on capital employed is based on rolling 12 months operating income.*

Notes

Note 1 Organic sales growth
The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	Jan – Mar 2006	Jan – Mar 2005	%
Total sales	17,067	15,195	12
Acquisitions/Divestitures	-220	-305	
Currency change from 2005	-997	-	
Organic sales	15,850	14,890	6

Operating income, MSEK	Jan – Mar 2006	Jan – Mar 2005	%
Operating income	1,000	938	7
Currency change from 2005	-57	-	
Operating income	943	938	1

Income before taxes, MSEK	Jan – Mar 2006	Jan – Mar 2005	%
Income before taxes	824	816	1
Currency change from 2005	-44	-	
Income before taxes	780	816	-4

Note 2 Revaluation of financial instruments

The revaluation of financial instruments according to IAS 39 Financial Instruments; Recognition and Measurement is recognized in the Statement of income on the line Revaluation of financial instruments as follows; January – March 2006 MSEK -1.8, January –March 2005 MSEK 36.7 and January - December 2005 MSEK 36.2 and for cash flow hedges on the line Cash flow hedges net of tax in the Statement of Recognized Income and Expense as follows; January – March 2006 MSEK 10.8 (MSEK 15.0 before tax) and January – December 2005 MSEK 11.2 (MSEK 15.6 before tax). The amount disclosed in the specification of Change in net debt is the total revaluation recognized via the Statement of income and the Statement of Recognized Income and Expense before tax.

Note 3 IAS 19 amendment

As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Income before taxes	1.5	0.4	0.9
Net income for the year/period	1.1	0.3	0.6
Shareholders' equity before taxes	-306.1	-12.1	-113.7
Shareholders' equity net of taxes	-197.1	-6.7	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-7.0*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*0.3*	*0.6*

Accumulated impact:

MSEK	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-125.8	-113.7
Shareholders' equity net of taxes	-273.9	-83.5	-76.8
Impact on operating capital employed and capital employed	-273.9	-83.5	-76.8
Impact on total assets	-7.7	-8.7	7.3
Impact on total shareholders' equity and liabilities	-7.7	-8.7	7.3

Note 4 Free cash flow, %

Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Free cash flow net debt ratio

Free cash flow (rolling 12 months) in relation to closing net debt.

Note 6 Operating capital employed as % of sales

Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 7 Return on operating capital employed, %

Operating income before amortization (rolling 12 months) as percent of the average balance of operating capital employed.

Note 8 Return on capital employed, %

Operating income before amortization (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 9 Net debt equity ratio/multiple

Net debt in relation to shareholders' equity.

Note 10 Changes in shareholders' equity

	Mar 31, 2006			Dec 31, 2005			Mar 31, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2006/2005 [1]	14,571.4	1.5	14,572.9	11,749.5	16.6	11,766.1	11,749.5	16.6	11,766.1
Effect of change of accounting principle IAS 39	[illegible]	[illegible]	[illegible]	-2.7	-	-2.7	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	14,571.4	1.5	14,572.9	11,746.8	16.6	11,763.4	11,746.8	16.6	11,763.4
Actuarial gains and losses net of tax	172.6	-	172.6	-198.2	-	-198.2	-7.0	-	-7.0
Cash flow hedges net of tax	10.8	-	10.8	11.2	-	11.2	-	-	-
Net investment hedges	89.9	-	89.9	-544.6	-	-544.6	-190.0	-	-190.0
Translation differences	-195.0	-0.6	-195.6	1,939.2	1.3	1,940.5	698.9	1.1	700.0
Net income /expense recognized directly in equity	78.3	-0.6	77.7	1,207.6	1.3	1,208.9	501.9	1.1	503.0
Net income for the period	605.4	0.3	605.7	2,712.2	1.5	2,713.7	605.6	0.2	605.8
Total income/expense for the period	683.7	-0.3	683.4	3,919.8	2.8	3,922.6	1,107.5	1.3	1,108.8
Acquistion of minority interests	-	-	-	-	-17.9	-17.9	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	-	-	-	-1,095.2	-	-1,095.2	-	-	-
Closing balance March 31, 2006/2005 & December 31, 2005	15,255.1	1.2	15,256.3	14,571.4	1.5	14,572.9	12,854.3	0.0	12,854.3

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses.

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has about 217,000 employees and operates in more than 20 countries mainly in Europe and North America.


SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241

SECURITAS

Securitas AB

Interim Report
January – June 2006

7 percent organic sales growth and positive underlying development of income in all divisions – Full year outlook 2006 maintained

- **The creation and listing of Securitas Systems and Securitas Direct** are proceeding according to plan and will take place on September 29, 2006.
- **The listing of Loomis Cash Handling Services** will take place during 2007. The possible divestment has been discontinued. As part of the listing process Håkan Ericson has been appointed as new Chief Executive Officer for Loomis Cash Handling Services AB, based in Stockholm. Further, a provision has been made of MEUR -40.4 (MSEK -373) relating to the Welo claim arising from the divested German Cash Handling Services operation. The Welo claim has previously been filed as an insurance claim, which will continue to be pursued as planned.
- **Listing project costs** for all three new companies for the first half of the year amounts to MSEK -78, whereof MSEK -23 is referable to financial expenses. The estimated total costs for the project amounts to approximately MSEK -220, whereof MSEK -23 is referable to financial expenses.
- **Sales** in the second quarter increased 7 percent to MSEK 17,241 (16,234), adjusted for changes in exchange rates, acquisitions and divestitures. In the first half of the year, sales increased with 7 percent to MSEK 34,308 (31,429), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income before amortization** in the second quarter was MSEK 646 (1,032). Adjusted for listing project costs and the Welo provision, the real change in operating income was an increase by 4 percent and the operating margin was 6.1 percent (6.4). In the first half of the year operating income was MSEK 1,646 (1,970). Adjusted for listing project costs and the Welo provision the real change in operating income was an increase by 3 percent and the operating margin was 6.0 percent (6.3).
- **Income before taxes** in the second quarter was MSEK 449 (847). Adjusted for listing project costs and the Welo provision the real change in income before tax was an increase by 6 percent. In the first half of the year income before taxes was MSEK 1,273 (1,665). Adjusted for listing project costs, the Welo provision and the negative impact of the revaluation of financial instruments, MSEK 39, the real change in income before tax was an increase by 4 percent.
- **Net income** in the second quarter was MSEK 294 (628). In the first half of the year net income was MSEK 900 (1,234).
- **Earnings per share** was SEK 0.80 (1.69) in the second quarter. In the first half of the year earnings per share was SEK 2.46 (3.32).

Comments from the CEO, Thomas Berglund

"The Group has strong organic sales growth and stable underlying development of profitability. This has been achieved at the same time as we are creating three new listed companies, which demonstrates the strength of Securitas' organization. The Group is on track for a full year strong organic sales growth and income before taxes is expected to increase in line with last year's increase, excluding non-recurring costs".

Key Financial Data

MSEK	Q2 2006	Adjusted[3] Q2 2006	Q2 2005[4]	H1 2006	Adjusted[3] H1 2006	H1 2005[4]
Total sales	17,241	17,241	16,234	34,308	34,308	31,429
Organic sales growth, % [1]	7	7	5	7	7	4
Total change, %	6	6	-	9	9	-
Operating income before amortization	646	1,054	1,032	1,646	2,074	1,970
Operating margin, %	3.7	6.1	6.4	4.8	6.0	6.3
Real change, % [2]	-36	4	7	-18	3	8
Total change, %	-37	2	-	-16	5	-
Income before taxes	449	880	847	1,273	1,763	1,665
Real change, % [2]	-45	6	4	-25	4	9
Total change, %	-47	4	-	-24	6	-
Net income	294	-	628	900	-	1,234
Free cash flow	333	-	274	228	-	540
% of adjusted income	114	-	40	24	-	42
Operating capital employed	-	-	-	8,624	-	8,227
Operating capital employed as % of sales	-	-	-	12	-	13
Capital employed	-	-	-	26,454	-	26,585
Return on capital employed, %	-	-	-	15	-	16
Earnings per share after taxes, SEK	0.80	-	1.69	2.46	-	3.32

1) Adjusted for changes in exchange rates, acquisitions and divestitures. 2) Adjusted for changes in exchange rates. 3) Operating income and operating margin adjusted for listing costs and the Welo provision. Income before taxes adjusted for listing costs, the Welo provision and the impact from revaluation of financial instruments (the adjustment for revaluation of financial instruments is only effecting the first half 2006). Refer to page 3 for further information. 4) Adjusted for IAS 19 amendment.

Organic Sales Growth and Operating Margin Development

MSEK	Q2 2006 Organic sales growth, %	Q2 2006 Operating margin, %	Q2 2006 Operating margin change, PP	H1 2006 Organic sales growth, %	H1 2006 Operating margin, %	H1 2006 Operating margin change, PP
Security Services USA	7	5.0	0.3	6	4.8	0.2
Security Services Europe	7	6.4	-0.6	6	6.6	-0.7
Securitas Systems	4	9.8	-1.5	7	9.6	-0.7
Direct	24	7.0	-1.6	24	7.6	-1.2
Cash Handling Services	6	-6.0	-12.7	6	0.2	-6.1
Group	7	3.7	-2.7	7	4.8	-1.5

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on August 10, 9.30 CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link
http://eventreg2.conferencing.com/inv/reg.html?Acc=484l130700&Conf=171462
and follow instructions or call +44 (0)20 7162 0125.

The meeting is also webcasted at www.securitasgroup.com

For a recorded version of the information meeting please dial
+44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 712104.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group April – June 2006

Sales amounted to MSEK 17,241 (16,234). Organic sales growth was 7 percent, an increase of 2 percentage points compared to the second quarter 2005.

Operating income before amortization was MSEK 646 (1,032), which adjusted for changes in exchange rates was a decrease by 36 percent compared to 2005. Adjusted for costs for the listing project of MSEK -35 and the Welo provision of MSEK -373, the real change in operating income was an increase by 4 percent compared to the second quarter 2005. The operating income was also negatively impacted by MSEK 35 related to the decline in result in the airport security business in Europe compared to the second quarter 2005.

The operating margin was 3.7 percent (6.4). Adjusted for costs for the listing project and the Welo provision, the operating margin was 6.1 percent.

Acquisition related restructuring costs have impacted the period by MSEK -2 (-18). Revaluation of financial instruments amounted to MSEK -8 (-7).

Financial income and expense amounted to MSEK -158 (-140) including costs for maintaining committed financing of MSEK -23 relating to the listing project.

Income before taxes was MSEK 449 (847), which adjusted for changes in exchange rates, was a decrease by 45 percent. Adjusted for costs for the listing project of MSEK -58 and the Welo provision of MSEK -373, the real change in income before taxes was an increase by 6 percent compared to the second quarter 2005.

The Group's tax rate was 34.4 percent (25.8). The reason for the temporary increase in the tax rate is the Welo provision. The net income was MSEK 294 (628).

Earnings per share was SEK 0.80 (1.69).

Sales and Income for the Group January – June 2006

Sales amounted to MSEK 34,308 (31,429). Organic sales growth improved to 7 percent (4).

Operating income before amortization was MSEK 1,646 (1,970), which adjusted for changes in exchange rates was a decrease by 18 percent compared to 2005. Adjusted for costs for the listing project of MSEK -55 and the Welo provision of MSEK -373, the real change in operating income was an increase by 3 percent compared to the first half 2005. The operating income was also negatively impacted by MSEK 65, related to the decline in result in the airport security business in Europe compared to the first half 2005. The operating income in the airport security business has stabilized and is expected to stay flat compared to 2005 during the rest of the year.

The operating margin was 4.8 percent (6.3). Adjusted for costs for the listing project and the Welo provision, the operating margin was 6.0 percent.

Acquisition related restructuring costs mainly related to the acquisition of Hamilton in the USA have impacted the period by MSEK -14 (-23). Revaluation of financial instruments had a negative impact of MSEK 39 compared to the first half 2005 and amounted to MSEK -10 (29).

Financial income and expense amounted to MSEK -291 (-262) including MSEK -23 for maintaining committed financing relating to the listing project.

Income before taxes was MSEK 1,273 (1,665), which adjusted for changes in exchange rates, was a decrease by 25 percent. Adjusted for costs for the listing project of MSEK -78, the Welo provision of MSEK -373 and the negative impact of the revaluation of financial instruments of MSEK 39, the real change in income before taxes was an increase by 4 percent, compared to the first half of 2005.

The Group's tax rate was 29.3 percent (25.9). The reason for the increase in the tax rate is the Welo provision. The net income was MSEK 900 (1,234).

Earnings per share was SEK 2.46 (3.32).

Security Services USA

Security Services USA	April – June		January – June		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	5,360	5,207	10,897	9,981	21,616
Organic sales growth, %	7	3	6	2	4
Operating income before amortization	268	247	528	464	1,080
Operating margin, %	5.0	4.7	4.8	4.6	5.0
Real change, %	12	-4	10	-6	6
Operating capital employed	-	-	1,294	1,009	1,123
Operating capital employed as % of sales	-	-	6	5	5
Capital employed	-	-	7,583	7,954	8,034
Return on capital employed, % [2]	-	-	15	12	13

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from 2005 with positive development in both organic sales growth and operating margin continues. With the key indicators such as new sales and increase in contract portfolio ahead of last year, the division is set to continue the positive trend going forward.

In the beginning of August, 2006 the North American operation retained and expanded the contract with General Motors in the USA and Europe. The contract has a total value of approximately MUSD 800 over five years, and includes physical guarding, and technology/systems support services in approximately 150 locations in 21 countries throughout North America, Europe and Argentina. This clearly demonstrates the benefit of specialization and the ability to use the combined strength of Securitas' organisation in both USA and Europe. The contract is effective as of January 1, 2007.

April – June 2006

The organic sales growth was 7 percent in the second quarter. The improved organic sales growth rate compared to 2005 is a consequence of the growing portfolio, especially within National accounts. Out of the 13 regions in USA 11 (including the 10 guarding regions) achieved higher organic sales growth rates than in the first quarter.

The improvement in operating margin is attributable to leverage on the increased sales volume.

January – June 2006

The organic sales growth was 6 percent in the first half 2006. Sales volumes bottomed out in the first quarter 2005 and organic sales growth in the first half 2006 was therefore slightly higher than what is expected to be the full year development.

The operating margin was 4.8 percent. For the full year 2006 the operating margin is expected to be slightly higher than for the full year 2005.

Sales of new contracts were strong with a volume increase of 15 percent compared to the first half 2005. The contract portfolio grew by 4 – 5 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover was 70 percent, which is an increase compared to the first quarter mainly due to an overall stronger U.S. labour market.

Security Services Europe

Security Services Europe	April – June		January – June		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	6,809	6,207	13,350	12,175	24,996
Organic sales growth, %	7	5	6	5	5
Operating income before amortization	436	433	878	883	1,874
Operating margin, %	6.4	7.0	6.6	7.3	7.5
Real change, %	1	2	-2	5	-1
Operating capital employed	-	-	1,978	1,898	1,288
Operating capital employed as % of sales	-	-	7	8	5
Capital employed	-	-	7,973	7,616	7,165
Return on capital employed, % [2]	-	-	23	25	26

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization was implemented during 2005. The business is now divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The split into these four vertical units will continue to increase focus and refinement going forward.

In July 2006 the Permanent guarding unit and the Transport aviation security operation in Sweden jointly received a contract with the Swedish Aviation Authority (Luftfartsverket) to provide security solutions and technology support to both Arlanda and Bromma airports in Stockholm. Saab Systems in Sweden was chosen as technology partner to provide the technical platform. The total value of the contract is approximately MSEK 1,000 over five years effective as of February 1, 2007. This contract demonstrates the strength of the new organization in Europe.

April – June 2006

The organic sales growth was 7 percent in the second quarter, driven by the growth in the contract portfolio. The organic sales growth is slightly positively impacted by the Football World Championships in Germany.

The decrease in operating margin is mainly explained by the impact of the losses of contracts and price reductions in the airport security business that occurred in 2005 and start up costs for new contracts. The negative impact in the second quarter was MSEK 35. The rest of the businesses are continuing to show good performance with strong organic sales growth in permanent guarding in Norway, Denmark, UK, Spain, Switzerland and Argentina. Mobile services for small clients show good organic sales growth especially in the Nordic Region, France, Spain and Belgium.

January – June 2006

The organic sales growth was 6 percent during the first half 2006. For the full year 2006 the organic sales growth is expected to be in line with the 5 percent reported in 2005.

The operating margin was 6.6 percent which is 0.7 percentage points lower than for the first half 2005. The operating income was negatively impacted by the airport security business with MSEK 65. The airport security business continue to show strong organic sales growth and the operating income has now stabilized and is expected to stay flat compared to 2005, during the rest of the year.

Further, the German business has not been able to compensate some large contract losses that occurred in the second half 2005. This impacted the operating income with MSEK -15 in the first quarter 2006. Germany has not been able to recover these losses during the second quarter and the operating income in 2006 is expected to stay flat compared to 2005. The total impact of the the airport security business and the German contract losses was MSEK -80, which is also the estimated impact for the full year 2006.

For the full year 2006 the operating margin is expected to be slightly lower than in 2005.

The contract portfolio grew by 4 – 5 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was around 90 percent on an annual basis. The employee turnover was 36 percent.

Securitas Systems

Securitas Systems	April – June		January – June		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	1,536	1,443	3,012	2,701	5,798
Organic sales growth, %	4	7	7	6	6
Operating income before amortization	150	163	289	279	669
Operating margin, %	9.8	11.3	9.6	10.3	11.5
Real change, %	-8	22	3	17	18
Operating capital employed	-	-	952	711	882
Operating capital employed as % of sales	-	-	15	12	15
Capital employed	-	-	3,571	3,145	3,530
Return on capital employed, % [2]	-	-	19	19	19

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Securitas Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

With the recent acquisitions of Wornall Electronics, Hamilton and Premier Security in the USA, Securitas Systems is now also a main player in the USA. In Europe, Securitas Systems continues to build a platform with specific focus on banks.

April – June 2006

The organic sales growth was 4 percent in the second quarter 2006. The lower than expected organic sales growth is mainly explained by a temporary lower than expected installation pace. The order intake is continuing to be strong in the division. Actions have been taken to ensure an increased installation pace going forward.

The operating margin was 9.8 percent in the second quarter which is 1.5 percentage points lower than in 2005. The operating margin was negatively impacted by costs for the listing project and the consolidation of Hamilton in the USA with a lower operating margin than the divisional average.

The positive development in the underlying U.S. business continues with double digit organic sales growth rates and an increase in the operating income above divisional average.

January – June 2006

The organic sales growth was 7 percent, which is 1 percentage point higher than for the first half 2005. Large countries reporting organic sales growth higher than the divisional average were Spain, USA and Germany. In Sweden, Norway, France and the UK the organic sales growth was slightly lower than the divisional average.

The operating margin was 9.6 percent, which is 0.7 percentage points lower than in 2005. This is explained by costs for the listing project and the consolidation of Hamilton in the USA with a lower operating margin than the divisional average.

For the full year 2006, organic sales growth is expected to improve compared to 2005 and operating margin to be in line with 2005.

Direct

Direct	April – June		January – June		January – December
MSEK	2006	2005	2006	2005	2005
Total sales	832	671	1,614	1,284	2,706
Organic sales growth, %	*24*	*25*	*24*	*25*	*23*
Operating income before amortization	58	58	122	113	258
Operating margin, %	*7.0*	*8.6*	*7.6*	*8.8*	*9.5*
Real change, %	*0*	*24*	*6*	*28*	*25*
Operating capital employed	-	-	1,334	1,057	1,103
Operating capital employed as % of sales	-	-	*39*	*39*	*41*
Capital employed	-	-	1,410	1,144	1,209
Return on capital employed, % 1)	-	-	*19*	*20*	*21*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last three years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups. The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

Direct	April – June			January – June		
Number of alarms	2006	2005	*% change*	2006	2005	*% change*
New installations	50,866	44,018	*16*	94,812	83,131	*14*
Total number of connected alarms	-	-	-	762,574	617,945	*24*1)

1) Adjusted for the transfer of 4,174 connected alarms to Security Services Europe (Alert Services).

April – June 2006

The organic sales growth was 24 percent, in spite of the negative impact coming from the transition into franchise partner sales in the Nordics, where the installation revenue is recognized by the partner instead of Securitas Direct.

The lower operating margin compared to the second quarter 2005 is explained by the investments made in the French and Benelux markets, and costs for the listing project. In France and Benelux organic sales growth improved but the operating margin was still insignificant.

January – June 2006

The organic sales growth was 24 percent. For the full year 2006 the organic sales growth is expected to stay around, or be slightly higher than 25 percent.

The operating margin was 7.6 percent which is 1.2 percentage points lower than 2005. The lower operating margin was explained by the investments made in the French and Benelux markets and costs for the listing project. For the full year 2006 the operating margin is expected to be around 9 percent.

The portfolio growth of 24 percent was well above the divisional target of 20 percent. The customer cancellation ratio was well under the divisional target of 6 percent and the pay back time for new customers was in line with the divisional target, which is less than four years.

Cash Handling Services

Cash Handling Services MSEK	April – June 2006	April – June 2005 1)	January – June 2006	January – June 2005 1)	January – December 2005 1)
Total sales	2,852	2,886	5,725	5,626	11,581
Organic sales growth, %	*6*	*3*	*6*	*3*	*2*
Operating income before amortization	-170	193	10	355	680
Operating margin, %	*-6.0*	*6.7*	*0.2*	*6.3*	*5.9*
Real change, %	*-185*	*19*	*-99*	*27*	*-7*
Operating capital employed	-	-	2,626	2,995	2,372
Operating capital employed as % of sales	-	-	*23*	*26*	*20*
Capital employed	-	-	5,293	5,980	5,251
Return on capital employed, % 2)	-	-	*6*	*13*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

A provision has been made of MEUR -40.4 (MSEK -373) in relating to the Welo claim arising from the divested German Cash Handling Services operation. The Welo claim has previously been filed as an insurance claim, which will continue to be pursued as planned. Please refer to Other significant events, page 13 in this report for further information.

April – June 2006

The organic sales growth was 6 percent, which is 3 percentage points higher than in the second quarter 2005. The U.S. cash handling operations grew with 7 percent in the second quarter which is an improvement of 6 percentage points.

The operating margin was -6.0 percent which is 12.7 percentage points lower than last year, including the Welo provision of MSEK -373 and the operating loss of MSEK -18 in the German operation, divested in the fourth quarter 2005. Excluding the Welo provision the operating margin was 7.1 percent.

The operating income in the second quarter was also somewhat burdened due to difficulties to cover increased fuel costs and wage increases in the USA, start up costs for new contracts, and costs for the listing project.

January – June 2006

The organic sales growth was 6 percent supported by the strong growth in the U.S. operations.

The operating margin was 0.2 percent, which is 6.1 percentage points lower than last year, including the Welo provision of MSEK -373 and the operating loss of MSEK -36 in the German operation, divested in the fourth quarter 2005. Excluding the Welo provision the operating margin was 6.7 percent.

The operating income in the first half 2006 was also somewhat burdened due to difficulties to cover increased fuel costs and wage increases in the USA, start up costs for new contracts, and costs for the listing project.

The operating results in Sweden and the UK are improving and the operating margins are approaching the divisional average. Both these countries have been burdened by costs caused by operational interruptions relating to the recent robberies. The cash center in Tonbridge, UK suffered a large loss in February 2006. The original loss of MGBP 53 has been reduced to MGBP 33. The loss is covered under valid insurance programs.

Strong development was recognized in France with higher organic sales growth and margins above divisional average.

For the full year 2006 the organic sales growth is expected to be higher than for the full year 2005, including the divested German cash handling operation, and the operating margin is expected to show significant improvements, approaching 9 percent, excluding the Welo provision of MSEK -373. The improvements will be supported by higher operational efficiency in Valiance in France, efficiency improvements in Sweden and the UK transport business and expected price increases to compensate for increased fuel costs and wage increases in the USA.

CASH FLOW

April – June 2006

Operating income before amortization amounted to MSEK 646 (1,032) including the Welo provision which has not impacted the cash flow. Net investments in fixed assets after depreciation amounted to MSEK -154 (-148).

Changes in accounts receivable amounted to MSEK -247 (-154) and changes in other operating capital employed amounted to MSEK 516 (-39).

Cash flow from operating activities amounted to MSEK 761 (691), equivalent to 118 percent (67) of operating income before amortization.

Free cash flow was MSEK 333 (274), equivalent to 114 percent (40) of adjusted income.

January – June 2006

Operating income before amortization amounted to MSEK 1,646 (1,970) including the Welo provision which has not impacted the cash flow. Net investments in fixed assets after depreciation amounted to MSEK -190 (-145).

Changes in accounts receivable amounted to MSEK -242 (-155) and changes in other operating capital employed amounted to MSEK -317 (-529). The change in operating capital employed was negatively affected by payroll related timing differences in the USA of approximately MSEK 100 and an insurance related self retention payment of MSEK 120 relating to the robbery against Cash Handling Services in the UK in February 2006. These effects will be neutralized during the course of the year. The increased organic sales growth for the Group was also reflected in the negative change of operating capital employed.

Cash flow from operating activities amounted to MSEK 897 (1,141), equivalent to 54 percent (58) of operating income before amortization.

Free cash flow was MSEK 228 (540), equivalent to 24 percent (42) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group target of 75–80 percent, not including the Welo provision.

CAPITAL EMPLOYED AND FINANCING

As of June 30, 2006

The Group's operating capital employed was MSEK 8,624 (7,908 as of December 31, 2005) corresponding to 12 percent (12 as of December 31, 2005) of sales adjusted for full year sales of acquired units.

Acquisitions have decreased operating capital employed by MSEK 49 during the first half of 2006.

Acquisitions increased consolidated goodwill by MSEK 218. Adjusted for negative translation differences of MSEK 1,034, total goodwill for the Group amounted to MSEK 16,976 (17,792 as of December 31, 2005).

Acquisitions increased acquisition related intangible fixed assets by MSEK 112 during the first half 2006. After amortization of MSEK -59 and negative translation differences of MSEK 14, acquisition related intangible fixed assets amounted to MSEK 678 (639 as of December 31, 2005).

The Group's total capital employed was MSEK 26,454 (26,518 as of December 31, 2005). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK 1,273 after considering net investment hedging and MSEK 1,519 before net investment hedging of MSEK 246.

The return on capital employed was 15 percent (16 as of December 31, 2005).

The Group's net debt amounted to MSEK 12,830 (11,945 as of December 31, 2005). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 295, of which purchase price payments accounted for MSEK 237, assumed net debt for MSEK 44 and acquisition related restructuring costs paid for MSEK 14. The Group's net debt decreased by MSEK 452 during the first half 2006 due to the translation of net debt in foreign currency to Swedish kronor.

In April 2006, dividend to shareholders was paid with MSEK 1,278 (1,095). The dividend per share was SEK 3.50 (3.00)

The interest cover ratio amounted to 5.1 (6.5), and the free cash flow to net debt ratio amounted to 0.18 (0.15).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK -34 (-49).

Shareholders' equity amounted to MSEK 13,624 (14,573 as of December 31, 2005). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 821 after considering net investment hedging of MSEK 246 and MSEK 1,067 before net investment hedging. Please refer to page 17, Statement of recognized income and expense, for further information.

The total number of outstanding shares amounted to 365,058,897 as of June 30, 2006. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the first half 2006.

ACQUISITIONS

All acqusition calculations are finalized by the latest one year after the acquisition is made.

Acquisitions January – June 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						17,792	639
Renful, *Germany*	Security Services Europe	Feb 1	47	20	20	15	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	-	29	-
Premier, *USA*	Securitas Systems	Apr 1	33	34	34	30	-
DAK Güvenlik, *Turkey*	Security Services Europe	Apr 1	184	18	19	3	9
PSI, *Spain* [5]	Security Services Europe	Jun 1	388	133	176	135	77
Other acquisitions [6]		n/a	23	21	21	6	13
Total acquisitions January – June 2006			-	237	281	218	112
Amortization of acq. related intangible fixed assets						n/a	-59
Translation differences						-1,034	-14
Closing balance						16,976	678

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) 60 percent of purchase price paid in May 2006 6) Elmaco, Securitas Systems Belgium, Contro Veranstaltungs-dienste GmbH, Security Services Germany, Hassemans (Contract portfolio), Security Services Sweden, Home Alert Valvarus (Contract portfolio) and R&G (Contract portfolio), Security Services the Netherlands.

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 (MSEK 47) and 300 employees. The acquisition will strengthen Securitas' position in aviation security and give access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.1 (MSEK 20) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

Premier System Solutions, Inc., USA

Securitas Systems in the United States has acquired Premier System Solutions, Inc., the market leader in Tampa, Florida. The company installs and services security systems in Tampa and other major Florida markets. Premier has forecasted sales of MUSD 4.5 (MSEK 33) in 2006 with an employee base of 17. The enterprise value of the acquisition amounts to MUSD 4.7 (MSEK 34) and it has been included in Securitas as from April 1, 2006.

The acquisition of Premier System Solutions, Inc., allows Securitas Systems to establish a strong local market presence in the important Florida market. Through the company Securitas Systems will get access to all Florida markets and increase its footprint to further support the national customer market segment in the United States.

After the acquisition Securitas Systems in the USA will have sales of MUSD 120 (MSEK 935) with approximately 575 employees.

DAK Güvenlik, Turkey

Security Services Europe entered the Turkish security services market by acquiring 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MTRY 4.0 (MSEK 18). Securitas has an option to buy the remaining 49 percent of the shares and the puchase price will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of MTRY 36 (MSEK 184) and 3,000 employees. The total enterprise value is MTRY 4.2 (MSEK 19) and it has been included in Securitas as from April 1, 2006.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

PSI (Paneuropea de Seguridad Integral), Spain

Security Services Europe has acquired PSI (Paneuropea de Seguridad Integral) in Spain with security services in major Spanish cities. With the acquisition of PSI, Securitas strengthens the position as a nationwide security provider in Spain.

PSI has forecasted sales of MEUR 42 (MSEK 388) in 2006 and approximately 1,600 employees. The enterprise value of the acquisition is estimated to MEUR 27 (MSEK 250). 60 percent of the purchase price has been paid. The remainder to be paid over two years. PSI has been included in Securitas as from June 1, 2006.

After the acquisition, Securitas in Spain will have sales of approximately MEUR 480 (MSEK 4,470) within the guarding operations.

LISTING OF THREE NEW SECURITY COMPANIES

On February 9, 2006 Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. Subject to a decision by an Extraordinary General Meeting to be held on September 25, 2006 the companies are to be listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

Loomis Cash Handling Services

As announced in the Securitas Interim Report for January – March 2006, in addition to the listing process of Loomis Cash Handling Services AB, Securitas has evaluated indications of interest from financial and industrial buyers of the Cash Handling Services division. Securitas AB has after due consideration of the received indications of interest concluded that the stock exchange listing alternative should continue to be pursued, and consequently the division will not be divested. It will, however, not be possible to list the division in September 2006, when Securitas Systems and Securitas Direct will be listed as planned. Loomis Cash Handling Services AB will be listed during 2007 according to a new timetable to be announced later.

In preparing for the listing of Loomis Cash Handling Services AB, a separate Board of Directors will be put in place. The Board members will be Thomas Berglund, Chairman, Håkan Winberg, Jan Svensson, Managing Director Latour AB, Ulrik Svensson, Managing Director Melker Schörling AB and Håkan Ericson, new appointed President of Loomis Cash Handling Services AB.

As Loomis Cash Handling Services AB is intended to be a Swedish listed company, it is a requirement that the Chief Executive Officer lives within the European Community. The present Divisional President, Clas Thelin, has lived in the USA since long and has declared his interest not to move to Europe, and has therefore decided to leave his position and Securitas. Following this decision, the Board of Directors of Securitas AB has decided to appoint Håkan Ericson, currently Executive Vice President, Airline Support Businesses, SAS Group, as Divisional President for Loomis Cash Handling Services. Håkan Ericson has also been Managing Director of DHL Freight Europe and European Networks. He will join Loomis Cash Handling Services AB in mid September 2006.

Securitas Direct AB

The preparations for the listing on September 29, 2006 are progressing according to plan and recruitments for the functions Financial Reporting and Control, Treasury and Investor Relations have been completed. Work streams within the areas of financial reporting and control, treasury, investor relations and shared services have been created to prepare for the separation from Securitas. Funding commitments of MSEK 1,500 have been received from a group of banks.

Management consists of Dick Seger, Chief Executive Officer and Lars Andersson, Chief Financial Officer. The Board members are Thomas Berglund, Chairman, Gustaf Douglas, Anna Lindström, Management consultant Righthand AB, Ulf Mattson, President Capio AB and Chief Executive Officer of the Capio Group, Dick Seger and Ulrik Svensson, Managing Director Melker Schörling AB. Employee representatives are to be elected.

Securitas Systems AB

The preparations for the listing on September 29, 2006 are progressing according to plan and recruitments for the functions Financial Reporting and Control, Treasury, Insurance and Investor Relations have been completed. Work streams within the areas of financial reporting and control, treasury, investor relations and shared services have been created to prepare for the separation from Securitas. Funding commitments of MSEK 3,000 have been received from two banks and are to be syndicated to a group of banks later in 2006.

Management consists of Juan Vallejo, Chief Executive Officer and Peter Ragnarsson, Chief Financial Officer. The Board members are Melker Schörling, Chairman, Carl Douglas, Tomas Franzén, Chief Executive Officer and President Eniro Group, Eva Lindquist, Senior Vice President Mobile Business within Marketing, Services and Products, Telia Sonera AB and Juan Vallejo. Employee representatives are to be elected.

Trademarks

Securitas AB will continue to own the master brand Securitas and has signed agreements with Securitas Direct AB and Securitas Systems AB which, for an annual license fee of 0.2 percent of sales, give them the right to use the name Securitas for a period of five years and with a possibility to extend the period subject to agreement.

Financing

Securitas AB and the banks participating in the two central syndicated loan facilities have agreed to amend certain parts of the loan documentation in order for the suggested dividend transactions not to be deemed as an event of default under the documentations, so that the facilities can be maintained unchanged.

On June 27, 2006 an extraordinary resolution was passed by the holders of the Securitas AB 6.125 percent MEUR 500 Notes due 2008, which clarified that the suggested dividend transactions were not to be deemed as an event of default under the terms and conditions of the Notes. The notes can thus be maintained.

Project costs

The total estimated costs for the project amount to MSEK -220 whereof MSEK -23 is referable to financial expenses in the finance net.

Activities and timetable

The full proposal from the Board of Directors of Securitas AB for the Extraordinary General Meeting to be held on September 25, 2006 in Stockholm at Grand Hotel, will be published on August 30, 2006 in connection with the notice for the shareholders of Securitas AB to participate in the Extraordinary General Meeting. Record date for the dividend is proposed to September 28, 2006 which means that September 26, 2006, is the first day that the Securitas B share is traded without the right to receive dividend.

The prospectuses for Securitas Direct AB and Securitas Systems AB will be distributed to the shareholders of Securitas AB on September 8, 2006. Securitas Direct AB and Securitas Systems AB will be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006. The interim reports for the third quarter 2006 for Securitas AB, Securitas Direct AB and Securitas Systems AB will be published on November 16, 2006.

OTHER SIGNIFICANT EVENTS

Update on contingent liabilities

A detailed account of the developments relating to contingent liabilities has been presented in the published Annual Report for 2005 Note 36, Contingent Liabilities page 100.

WELO claim (Cash Handling Services)

During 2001 Securitas in Germany in response to customer requests took on cash booking responsibilities (referred to as Welo - WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these Welo activities during the time of the euro introduction in Germany, a total loss of MEUR 40.4 (MSEK 373) developed with a major customer. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid in 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies.

The German Cash Handling operations were divested in November 2005 to the German Heros Group, however the economic interest in the Welo claim was retained by Securitas as part of that transaction. The company holding the legal Welo claim was sold to Heros in this transaction. In February 2006 the Heros Group of companies filed for insolvency under German law including the company which is the nominal plaintiff in the Welo claim. Against this background Securitas has decided to provide for the full Welo claim, MEUR -40.4 (MSEK -373) in the period. The insurance claim will continue to be pursued as planned.

There have been no material developments in the other matters described subsequent to the published Annual Report for 2005.

Securitas AB 6.125 percent MEUR 350 Euro Notes 2006

The notes matured in January 2006 and have been refinanced by drawings under other Group financing facilities.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report can be found in Note 1 on pages 80 to 83 in the published Annual Report for 2005. The accounting principles are also available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles.

Adoption and impacts of new and revised IFRS for 2006

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006.

This amendment has from January 1, 2006 changed the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles that were in force for 2004 and 2005, these had been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date fell outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses now are recognized immediately via equity. Comparatives for 2004 and 2005 have been restated accordingly.

Further information is provided in Note 3 on page 19.

THE GROUP'S DEVELOPMENT - OUTLOOK

Outlook

For the Group in its present structure, the organic sales growth is expected to remain strong for the full year 2006 and income before taxes is expected to increase in line with last year's increase, adjusted for changes in exchange rates, revaluation of financial instruments and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business in 2005. The outlook does not include the total costs for the listing of the three new companies estimated to MSEK -220 and the Welo provision of MSEK -373.

Previous outlook stated in May 2006

The organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business.

Stockholm, August 10, 2006



Thomas Berglund
President and Chief Executive Officer

REVIEW REPORT

We have reviewed the interim report for Securitas AB (publ.) for the period ended June 30, 2006. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm August 10, 2006

PricewaterhouseCoopers AB

Göran Tidström
Authorised Public Accountant
Partner in charge

Lennart Danielsson
Authorised Public Accountant

Income

MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Sales, continuing operations	16,944.1	15,565.4	33,791.3	30,121.8	63,939.3	58,167.6
Sales, acquired business	297.3	668.1	517.1	1,307.0	2,074.3	1,519.0
Total sales	17,241.4	16,233.5	34,308.4	31,428.8	66,013.6	59,686.6
Organic sales growth, % [1]	7	5	7	4	5	3
Production expenses	-13,586.3	-12,646.6	-27,005.0	-24,499.2	-51,320.1	-46,013.7
Gross income	3,655.1	3,586.9	7,303.4	6,929.6	14,693.5	13,672.9
Selling and administrative expenses	-3,009.1	-2,554.5	-5,657.0	-4,959.4	-10,398.4	-9,645.6
Operating income before amortization	646.0	1,032.4	1,646.4	1,970.2	4,295.1	4,027.3
Operating margin, %	3.7	6.4	4.8	6.3	6.5	6.7
Amortization of acquisition related intangible fixed assets	-29.4	-30.9	-59.1	-60.9	-122.5	-99.6
Acquisition related restructuring costs	-1.2	-18.5	-13.8	-22.6	-35.1	-26.5
Operating income after amortization	615.4	983.0	1,573.5	1,886.7	4,137.5	3,901.2
Financial income and expense	-158.4	-139.8	-291.1	-262.1	-523.1	-516.6
Revaluation of financial instruments [2]	-8.2	-7.3	-10.0	29.4	38.2	-
Share in income of associated companies	0.3	11.3	0.7	11.3	11.8	-
Income before taxes [3]	449.1	847.2	1,273.1	1,665.3	3,662.4	3,384.6
Net margin, %	2.6	5.2	3.7	5.3	5.5	5.7
Current taxes	-196.1	-211.9	-409.9	-406.3	-934.2	-795.0
Deferred taxes	41.4	-7.1	36.9	-25.0	-14.5	-60.5
Net income for the period [3]	294.4	628.2	900.1	1,234.0	2,713.7	2,529.1
Whereof attributable to:						
Equity holders of the Parent Company	292.9	627.7	898.3	1,233.3	2,712.2	2,528.4
Minority interests	1.5	0.5	1.8	0.7	1.5	0.7
Earnings per share after taxes, before dilution (SEK)	0.80	1.72	2.46	3.38	7.43	6.93
Earnings per share after taxes, after dilution (SEK)	0.80	1.69	2.46	3.32	7.31	6.79

Cash flow

Operating cash flow MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Operating activities						
Operating income before amortization	646.0	1,032.4	1,646.4	1,970.2	4,295.1	4,027.3
Investment in fixed assets	-647.3	-632.3	-1,180.0	-1,099.6	-2,220.4	-1,969.9
Reversal of depreciation	493.4	484.5	989.7	954.3	1,948.6	1,613.0
Change in accounts receivable	-246.7	-154.2	-241.6	-155.5	-443.4	-485.1
Changes in other operating capital employed	515.7	-39.8	-317.3	-528.7	492.5	444.7
Cash flow from operational activities	761.1	690.6	897.2	1,140.7	4,072.4	3,630.0
Cash flow from operations, %	118	67	54	58	95	90
Financial income and expenses paid	-151.9	-156.2	-279.8	-228.6	-485.2	-518.4
Current taxes paid	-275.9	-260.3	-389.3	-372.4	-926.1	-581.5
Free cash flow	333.3	274.1	228.1	539.7	2,661.1	2,530.1
Free cash flow, % [4]	114	40	24	42	94	93
Free cash flow to net debt ratio [5]	0.18	0.15	0.18	0.15	0.22	0.24
Cash flow from investing activities, acquisitions	-237.7	56.9	-295.0	-728.4	-1,213.2	-2,362.3
Cash flow from financing activities	-1,734.4	-1,229.0	-170.7	-793.9	-1,192.6	-1,495.3
Cash flow for the period	-1,638.6	-898.0	-237.6	-982.6	255.3	-1,327.5

Cash flow MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations	979.4	887.9	1,394.3	1,613.5	4,843.2	4,453.4
Cash flow from investing activities	-883.6	-556.9	-1,461.2	-1,802.2	-3,395.3	-4,285.6
Cash flow from financing activities	-1,734.4	-1,229.0	-170.7	-793.9	-1,192.6	-1,495.3
Cash flow for the period	-1,638.6	-898.0	-237.6	-982.6	255.3	-1,327.5

Change in net debt MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Opening balance	-11,961.9	-11,708.6	-11,944.8	-10,633.1	-10,633.1	-9,082.5
Effect of change in accounting principle	[illegible]	-	[illegible]	-3.8	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	-11,961.9	-11,708.6	-11,944.8	-10,636.9	-10,636.9	-10,686.8
Cash flow for the period	-1,638.6	-898.0	-237.6	-982.6	255.3	-1,327.5
Change in loans	456.7	133.6	-1,107.0	-301.3	97.4	765.2
Change in net debt before revaluation and translation differences	-1,182.1	-764.2	-1,344.6	-1,283.9	352.7	-562.3
Revaluation of financial instruments [2]	-6.3	-7.3	7.9	29.4	51.8	-
Translation differences	319.6	-1,080.2	451.8	-1,669.1	-1,712.4	616.0
Change in net debt	-867.8	-1,851.7	-884.9	-2,923.6	-1,307.9	53.7
Closing balance	-12,829.7	-13,560.5	-12,829.7	-13,560.5	-11,944.8	-10,633.1

Capital employed and financing

MSEK	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
Operating capital employed [3]	8,823.7	8,775.9	7,908.2	8,227.0	7,573.1	6,664.1
Operating capital employed as % of sales [6]	12	12	12	13	12	11
Return on operating capital employed, % [7]	48	52	59	56	57	62
Goodwill	16,976.2	17,637.2	17,792.4	17,590.0	16,406.9	15,301.9
Acquisition related intangible fixed assets	677.6	625.6	638.5	589.4	583.1	433.2
Shares in associated companies	176.0	179.5	178.6	178.5	-	-
Capital employed [3]	26,453.5	27,218.2	26,517.7	26,584.9	24,563.1	22,399.2
Return on capital employed, % [8]	15	16	16	16	17	18
Net debt	-12,829.7	-11,961.9	-11,944.8	-13,560.5	-11,708.8	-10,633.1
Shareholders' equity [3]	13,623.8	15,256.3	14,572.9	13,024.4	12,854.3	11,766.1
Net debt equity ratio/multiple [9]	0.94	0.78	0.82	1.04	0.91	0.90

Notes 1–9 refer to page 18–19

Balance Sheet

MSEK	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
ASSETS						
Fixed assets						
Goodwill	16,976.2	17,637.2	17,792.4	17,590.0	16,406.9	15,301.9
Acquisition related intangible fixed assets	677.6	625.6	638.5	589.4	583.1	433.2
Other intangible fixed assets	310.0	315.1	313.3	293.6	281.0	268.6
Tangible fixed assets	6,227.4	5,902.1	5,941.5	6,149.5	5,918.7	5,620.0
Shares in associated companies	176.0	179.5	178.6	178.5	-	-
Non-interest bearing financial fixed assets	1,960.9	1,989.7	2,135.6	2,013.4	1,905.3	1,882.9
Interest bearing financial fixed assets	1,268.3	1,206.1	1,166.8	1,400.7	2,341.7	138.2
Total fixed assets	27,596.4	27,855.3	28,166.7	28,215.1	27,436.7	23,644.8
Current assets						
Non-interest bearing current assets	14,149.7	14,556.3	13,974.9	13,777.3	12,908.9	11,884.8
Other interest bearing current assets	257.2	114.6	668.5	678.0	-	-
Liquid funds	3,161.3	4,246.0	3,470.8	2,207.1	3,060.7	3,120.4
Total current assets	17,568.2	18,916.9	18,114.2	16,662.4	15,969.6	15,005.2
TOTAL ASSETS [3]	45,164.6	46,772.2	46,280.9	44,877.5	43,406.3	38,650.0

MSEK	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Attributable to the equity holders of the Parent Company	13,614.2	15,255.1	14,571.4	13,023.7	12,854.3	11,749.5
Minority interests	9.6	1.2	1.5	0.7	0.0	16.6
Total shareholders' equity [3]	13,623.8	15,256.3	14,572.9	13,024.4	12,854.3	11,766.1
Equity ratio, %	*30*	*33*	*31*	*29*	*30*	*30*
Long-term liabilities						
Non-interest bearing long-term liabilities	90.2	263.6	99.1	41.9	42.1	90.8
Interest bearing long-term liabilities	7,365.8	7,617.7	7,635.2	7,845.2	12,548.6	10,141.8
Non-interest bearing provisions	2,117.0	2,181.3	2,449.8	2,538.4	2,352.5	2,200.4
Total long-term liabilities	9,573.0	10,062.6	10,184.1	10,425.5	14,943.2	12,433.0
Current liabilities						
Non-interest bearing current liabilities	11,817.1	11,542.4	11,908.2	11,426.5	11,046.2	10,901.0
Interest bearing current liabilities	10,150.7	9,910.9	9,615.7	10,001.1	4,562.6	3,749.9
Total current liabilities	21,967.8	21,453.3	21,523.9	21,427.6	15,608.8	14,650.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES [3]	45,164.6	46,772.2	46,280.9	44,877.5	43,406.3	38,650.0

Statement of Recognized Income and Expense

MSEK	Jun 30, 2006			Dec 31, 2005			Jun 30, 2005		
	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax [3]	228.8		228.8	-198.2	-	-198.2	-186.9	-	-186.9
Cash flow hedges net of tax	12.9		12.9	11.2	-	11.2	-	-	-
Net investment hedges	246.3		246.3	-544.6	-	-544.6	-480.7	-	-480.7
Translation differences	-1,065.8	-1.1	-1,066.9	1,939.2	1.3	1,940.5	1,806.4	1.3	1,807.7
Net income/expense recognized directly in equity	-577.8	-1.1	-578.9	1,207.6	1.3	1,208.9	1,138.8	1.3	1,140.1
Net income for the period [3]	898.3	1.8	900.1	2,712.2	1.5	2,713.7	1,233.3	0.7	1,234.0
Total income/expense for the period	320.5	0.7	321.2	3,919.8	2.8	3,922.6	2,372.1	2.0	2,374.1

Changes in shareholders' equity is provided in Note 10.

Data per share

SEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period	138.00	130.50	138.00	130.50	132.00	114.00
Earnings after current taxes, after dilution	0.70	1.70	2.30	3.38	7.35	6.95
Earnings after taxes, before dilution	0.80	1.72	2.46	3.38	7.43	6.93
Earnings after taxes, after dilution	0.80	1.69	2.46	3.32	7.31	6.79
Dividend	-	-	-	-	3.50	3.00
P/E-ratio after dilution	-	-	-	-	18	17
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	375,015,400	375,015,400	375,015,400	375,015,400	375,015,400	382,408,810
Average number of shares after dilution	375,015,400	382,408,810	375,015,400	382,408,810	378,712,105	382,408,810

Notes 3 and 10 refer to page 19

Segment overview January – June 2006 and 2005

The Group has as of January 1, 2006 adopted the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses. The comparatives have been adjusted accordingly for 2005.The income statement impact is in the first half 2005 limited to an increase of the operating income in Security Services Europe of MSEK 1. All divisions except Direct but including Other and Eliminations have an impact on operating capital employed and consequently on capital employed. All tax related to the adjustments are reflected in Other and Eliminations.

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
MSEK	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	10,897	9,981	13,232	12,065	2,835	2,461	1,598	1,281	5,723	5,620	23	21	34,308	31,429
Sales, intra-group	-	-	118	110	177	240	16	3	2	6	-313	-359	-	-
Total sales	10,897	9,981	13,350	12,175	3,012	2,701	1,614	1,284	5,725	5,626	-290	-338	34,308	31,429
Organic sales growth, %	*6*	*2*	*6*	*5*	*7*	*6*	*24*	*25*	*6*	*3*	-	-	*7*	*4*
Operating income before amortization	528	464	878	883	289	279	122	113	10	355	-181	-124	1,646	1,970
Operating margin, %	*4.8*	*4.6*	*6.6*	*7.3*	*9.6*	*10.3*	*7.6*	*8.8*	*0.2*	*6.3*	-	-	*4.8*	*6.3*
Amortization of acquisition related intangible fixed assets	-16	-16	-24	-19	-8	-6	-4	-5	-7	-13	0	0	-59	-61
Acquisition related restructuring costs	-	-	0	0	-14	-22	-	-	-	0	-	-	-14	-22
Operating income after amortization	512	448	854	864	267	249	118	108	3	342	-181	-124	1,573	1,887
Operating capital employed	1,294	1,009	1,978	1,898	952	711	1,334	1,057	2,626	2,995	440	557	8,624	8,227
Operating capital employed as % of sales[1]	*6*	*5*	*7*	*8*	*15*	*12*	*39*	*39*	*23*	*26*	-	-	*12*	*13*
Goodwill	6,259	6,898	5,632	5,530	2,407	2,208	25	28	2,646	2,917	7	9	16,976	17,590
Acquisition related intangible fixed assets	30	47	363	188	212	226	51	59	21	68	1	1	678	589
Shares in associated companies	-	-	-	-	-	-	-	-	-	-	178	179	178	179
Capital employed	7,583	7,954	7,973	7,616	3,571	3,145	1,410	1,144	5,293	5,980	624	746	26,454	26,585
Return on capital employed,%[2]	*15*	*12*	*23*	*25*	*19*	*19*	*19*	*20*	*6*	*13*	-	-	*15*	*16*

[1] *Adjusted for the full year sales of acquired entities.*
[2] *Return on capital employed is based on rolling 12 months operating income before amortization.*

Notes

Note 1 Organic sales growth
The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	Apr – Jun 2006	Apr – Jun 2005	%
Total sales	17,241	16,234	6
Acquisitions/Divestitures	-297	-269	
Currency change from 2005	117		
Organic sales	17,061	15,965	7

Sales, MSEK	Jan – Jun 2006	Jan – Jun 2005	%
Total sales	34,308	31,429	9
Acquisitions/Divestitures	-517	-574	
Currency change from 2005	-880		
Organic sales	32,911	30,855	7

Operating income, MSEK	Apr – Jun 2006	Apr – Jun 2005	%
Operating income	646	1,032	-37
Currency change from 2005	17		
Operating income	663	1,032	-36

Operating income, MSEK	Jan – Jun 2006	Jan – Jun 2005	%
Operating income	1,646	1,970	-16
Currency change from 2005	-40		
Operating income	1,606	1,970	-18

Income before taxes, MSEK	Apr – Jun 2006	Apr – Jun 2005	%
Income before taxes	449	847	-47
Currency change from 2005	15		
Income before taxes	464	847	-45

Income before taxes, MSEK	Jan – Jun 2006	Jan – Jun 2005	%
Income before taxes	1,273	1,665	-24
Currency change from 2005	-29		
Income before taxes	1,244	1,665	-25

Note 2 Revaluation of financial instruments
The revaluation of financial instruments according to IAS 39 Financial Instruments; Recognition and Measurement is recognized in the Statement of income on the line Revaluation of financial instruments as follows; April – June 2006 MSEK -8.2, April – June 2005 MSEK -7.3, January – June 2006 MSEK -10.0, January – June 2005 MSEK 29.4 and January – December 2005 MSEK 36.2 and for cash flow hedges on the line Cash flow hedges net of tax in the Statement of Recognized Income and Expense as follows; April – June 2006 MSEK 2.1 (MSEK 2.9 before tax), January – June 2006 MSEK 12.9 (MSEK 17.9 before tax) and January – December 2005 MSEK 11.2 (MSEK 15.6 before tax). The amount disclosed in the specification of Change in net debt is the total revaluation recognized via the Statement of income and the Statement of Recognized Income and Expense before tax.

Note 3 IAS 19 amendment
As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Dec 31, 2005	Jun 30, 2005	Dec 31, 2004
Income before taxes	1.5	0.9	0.9
Net income for the year/period	1.1	0.6	0.6
Shareholders' equity before taxes	-306.1	-288.6	-113.7
Shareholders' equity net of taxes	-197.1	-186.3	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-186.9*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*0.6*	*0.6*

Accumulated impact 2004 – 2005:

MSEK	Dec 31, 2005	Jun 30, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-402.3	-113.7
Shareholders' equity net of taxes	-273.9	-263.1	-76.8
Impact on operating capital employed and capital employed	-273.9	-263.1	-76.8
Impact on total assets	-7.7	41.0	7.3
Impact on total shareholders' equity and liabilities	-7.7	41.0	7.3

Note 4 Free cash flow, %
Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Free cash flow to net debt ratio
Free cash flow (rolling 12 months) in relation to closing net debt.

Note 6 Operating capital employed as % of sales
Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 7 Return on operating capital employed, %
Operating income before amortization (rolling 12 months) as percent of the average balance of operating capital employed.

Note 8 Return on capital employed, %
Operating income before amortization (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 9 Net debt equity ratio/multiple
Net debt in relation to shareholders' equity.

Note 10 Changes in shareholders' equity

	Jun 30, 2006			Dec 31, 2005			Jun 30, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2006/2005 [1]	14,571.4	1.5	14,572.9	11,749.5	16.6	11,766.1	11,749.5	16.6	11,766.1
Effect of change of accounting principle IAS 39	[illegible]	-	-	-2.7	-	-2.7	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	14,571.4	1.5	14,572.9	11,746.8	16.6	11,763.4	11,746.8	16.6	11,763.4
Actuarial gains and losses net of tax	228.8	-	228.8	-198.2	-	-198.2	-186.9	-	-186.9
Cash flow hedges net of tax	12.9	-	12.9	11.2	-	11.2	-	-	-
Net investment hedges	246.3	-	246.3	-544.6	-	-544.6	-480.7	-	-480.7
Translation differences	-1,065.8	-1.1	-1,066.9	1,939.2	1.3	1,940.5	1,806.4	1.3	1,807.7
Net income /expense recognized directly in equity	-577.8	-1.1	-578.9	1,207.6	1.3	1,208.9	1,138.8	1.3	1,140.1
Net income for the period	898.3	1.8	900.1	2,712.2	1.5	2,713.7	1,233.3	0.7	1,234.0
Total income/expense for the period	320.5	0.7	321.2	3,919.8	2.8	3,922.6	2,372.1	2.0	2,374.1
Transactions with minority interests	-	7.4	7.4	-	-17.9	-17.9	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	-1,277.7	-	-1,277.7	-1,095.2	-	-1,095.2	-1,095.2	-	-1,095.2
Closing balance June 30, 2006/2005 & December 31, 2005	13,614.2	9.6	13,623.8	14,571.4	1.5	14,572.9	13,023.7	0.7	13,024.4

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses.

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has about 217,000 employees and operates in more than 20 countries mainly in Europe and North America.


SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241


Direct



SECURITAS DIRECT AB (publ)

Prospectus for distribution and listing of shares 2006





SEB ENSKILDA








CONTENTS

Timetable and financial information

Proposed record day	September 28, 2006
Estimated first day of trading in the Securitas Direct share	September 29, 2006
Interim Report Jan.–Sept., 2006	November 16, 2006
Year-end Report 2006	February 2007

This prospectus has been prepared following a resolution by the Board of Directors of Securitas AB (publ) ("Securitas"), proposing that the Extraordinary General Meeting on September 25, 2006 resolves that the shareholders of Securitas, by means of a dividend distribution, shall receive shares in Securitas Direct AB (publ) ("Securitas Direct) and, furthermore, by reason of the Board of Directors of Securitas Direct having applied for the listing of the Class B shares in Securitas Direct on the O-list of the Stockholm Stock Exchange.

The prospectus is not intended for persons whose participation would require any additional prospectus, registration or measures other than those required under Swedish law. The prospectus may not be distributed in any country where such distribution would require any such additional measures or would be in conflict with regulations applicable in that country. The shares in Securitas Direct are not subject to trading, or any application to that effect, in any country other than Sweden and have not been registered, and will not be registered, under the United States Securities Act of 1933 or any other foreign equivalent.

The prospectus contains forward-looking statements that are based on present assumptions and estimates made by Securitas Direct's Board of Directors with regard to future events and circumstances. Securitas Direct's results may deviate significantly from those expressed or assumed in the forward-looking statements due to different reasons, including, but not limited to, the risks that are mentioned under "Risk factors".

The contents of this prospectus shall be governed by Swedish law and any disputes concerning the contents of the prospectus, or legal issues connected therewith, shall be settled exclusively by Swedish courts.

This prospectus has been approved and registered by the Swedish Financial Supervisory Authority pursuant to the provisions of Chapter 2, Sections 25 and 26 of the Swedish Financial Instruments Trading Act (1991:980).

This prospectus is available at Securitas Direct's head office, on Securitas Direct's website www.securitas-direct.com, at Securitas' head office, on Securitas' website www.securitasgroup.com and on SEB Enskilda's website www.seb.se/prospekt.

SEB Enskilda has acted as financial advisor to Securitas and Securitas Direct.

This document is, in all essential respects, a translation of the Swedish prospectus prepared in accordance with Swedish regulations. In the event of any difference between this translation and the Swedish original, the Swedish prospectus shall govern.

SUMMARY

The summary below should only be read as an introduction to the prospectus. Any decision to vote for a dividend distribution of the shares in Securitas Direct or, to invest in the Securitas Direct share shall be based on a consideration of the prospectus as a whole. Where an investor brings a claim relating to the information contained in the prospectus before a court, he or she may have to bear the costs of translating the prospectus. A person may be held liable for information included in or missing from the summary, or a translation thereof, only if the summary or translation is misleading or inaccurate in relation to the other parts of the prospectus.



DISTRIBUTION OF SECURITAS DIRECT IN BRIEF

Distribution

The Board of Directors[1] of Securitas has proposed to the shareholders in Securitas that the Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares in Securitas Direct to the shareholders in Securitas. Under the so-called Lex Asea rules, the distribution of the Securitas Direct shares is exempt from tax in Sweden, both for Securitas and the shareholders in Securitas. The distribution is proposed to take place in proportion to each individual shareholder's holding in Securitas. For each Class A share in Securitas, one Class A share in Securitas Direct will be received, and for each Class B share in Securitas, one Class B share in Securitas Direct will be received.

Record day

The proposed record day with the Swedish Central Securities Depository ("VPC") for determination of who is entitled to receive shares in Securitas Direct is September 28, 2006.

Listing

The Class B shares in Securitas Direct are expected to be listed and subject to trading on the O-list of the Stockholm Stock Exchange from September 29, 2006. Effective October 2, 2006, the shares will be listed on the Stockholm Stock Exchange's Nordic List. The shareholders in Securitas will receive shares in Securitas Direct without any further action on their part.

SECURITAS DIRECT IN BRIEF

Market

MARKET PENETRATION IN EUROPE 2005

Number of homes in Europe	Approx. 170 million
Number of small companies in Europe	Approx. 30 million
Number of alarms installed	Approx. 35 million
Of which monitored alarms	Approx. 7–8 million
Market penetration	Approx. 4%
Securitas Direct's customer portfolio[1]	762,000 customers

Source: Berg Insight, Wireless M2M Communication and Security, Second Edition, Europe 2006, www.berginsight.com

1) As of June 30, 2006

Information regarding market growth and market size and market shares and Securitas Direct's market position in absolute terms or in relation to competitors as noted in this prospectus represent Securitas Direct's overall assessment based on both internal as well as external sources. Securitas Direct is not aware of any single available statistical data that provides a pertinent picture of Securitas Direct's markets. The sources on which Securitas Direct has based its assessment include industry statistics, information from independent research organisations such as Berg Insight and information from subsuppliers. Securitas Direct has endeavored to accurately reproduce the information from these sources in the prospectus. Neither Securitas Direct nor Securitas have, however, verified the information from these sources. To the knowledge of Securitas Direct and Securitas, and as far as they can judge, no factual information has been omitted that could render the data inaccurate or misleading.

1) Comprising Chairman Melker Schörling, Vice Chairman Gustaf Douglas as well as Thomas Berglund, Annika Falkengren, Sofia Schörling Högberg, Stuart E Graham, Carl Douglas, Berthold Lindqvist, Fredrik Palmstierna, Marie Ehrling, Rune Lindblad (employee representative), Susanne Bergman-Israelsson (employee representative), Gunnar Larsson (employee representative), Björn Drewa (employee representative, deputy director), William Rosborg (employee representative, deputy director) and Rose-Mari Shen (employee representative, deputy director).

The market on which Securitas Direct is active may be defined as the market for security solutions for homes and small companies. The demand by individuals and small companies for security solutions range from guard dogs to advanced alarm systems. The market for alarm systems may, in turn, be split into two segments; *light security*, comprising traditional on-site alarms that are not connected to a central alarm facility; and *high security*, comprising monitored alarms linked to security guards and police centres. Securitas Direct is active within the *high security* segment.

In addition to Securitas Direct, market players in *high security* alarm systems for homes and small companies in Europe include a large number of local and regional players, and large companies in security, banking or energy. For several of the large companies, alarm systems for the private market are a minor part of the business, supplementary to a core business.

The European market potential amounts to some 170 million homes and about 30 million small companies. The number of installed alarms in Europe is about 35 million, of which about 7–8 million are monitored alarms. This means that market penetration in Europe is some 4 percent.

Goals and strategies

Securitas Direct's operational goals are:

- Annual net growth of customer portfolio exceeding 20 percent[1]
- Cancellation ratio in the customer portfolio shall be less than 6 percent annually[2]
- Pay back time for investments in new customers shall be less than 4 years[3]

Assuming the attainment of these goals, Securitas Direct's aim is that this will result in an average annual organic sales growth of more than 20 percent with an operating margin[4] of some 8–10 percent.

The ground for Securitas Direct's success is the combination of a heavy focus on growth, scaleable concepts and advanced entrepreneurial skills. Securitas Direct's primary strategy is to continue growing under profit. Favourable growth creates value for company shareholders, raises the scope of operational freedom and strengthens the conditions for employees and partner companies to perceive the company as an attractive employer and client.

History

Securitas Direct was established in Sweden in 1988. During the 1990s, operations commenced in Norway, Spain and Finland, an acquisition was made in France and operations in Denmark were integrated from other parts of Securitas. During the period 2000–2005, operations commenced in Portugal and the Netherlands, the Aroundio concept was established, a small operation in Belgium was integrated from other parts of Securitas, and camera detectors were introduced.

Operations

Securitas Direct is a service company offering high-quality security solutions for homes and small companies based on a standardised range of alarm products. A typical alarm installation consists of a central unit with electronics for communication and control of other alarm components, control panel for switching the alarm system on and off, alarm siren, movement detector and magnetic contacts. The range has been intentionally standardised to facilitate a high service level with rapid repairs.

Securitas Direct's offering contains several links in a value chain consisting of the sale of burglary alarms, installation and service, monitoring, customer services and support, local presence to provide service, support and modifications. Securitas Direct's services span the entire value chain but do not include response, which is handled by security guards, the police or emergency services.

Sales, installation and service at Securitas Direct are conducted by Securitas Direct's own personnel or by a local partner company. Local presence is a key driving force underlying sales and the maintenance of a high service level in Securitas Direct. As a rule, Securitas Direct's partner companies display a high degree of loyalty and generally remain within the Securitas Direct concept.

Securitas Direct's operations are organised in the two business areas Consumer and Professional. Securitas Direct's target group in Consumer is homes, while the target group in Professional is small companies.

Consumer

Characteristics for Securitas Direct's offering in the Consumer business area are wireless alarms, reliable transmission, advanced verification and that the products are designed to be simple to use and easy to place in the home. User-friendliness is a particular priority area, which permeates development and design within the Consumer business area.

In the Consumer business area, Securitas Direct is active in the markets Nordic (Sweden, Norway and Finland), Central (Belgium, France and the Netherlands) and Iberia (Spain and Portugal).

Professional

As in the case of consumers, Securitas Direct's offering for corporate customers includes sales, installation and

1) Net growth of customer portfolio is defined as the number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.
2) Cancellation ratio is defined as customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.
3) Pay back time for investments in new customers is defined as the average net investment per new customer in relation to the average net contribution per customer and month.
4) Defined as operating income as a percentage of total sales.

service of alarm products. Wired, professional security solutions are more complex than the equivalent consumer products and are aimed at small companies and local offices. In the Professional business area, Securitas Direct has greater potential than in the Consumer business area to customise solutions to customer requirements, as the product programme for corporate customers comprises 200–500 components, while consumer solutions comprise some 20 components.

Operations in the Professional business area are concentrated to the Nordic market, however not in Finland.

Financial trend in brief

The financial information presented in this summary consists of selected historical information based on "Consolidated accounts 2005" on pages 75–95 and pro forma financial statements for Securitas Direct 2005 on pages 36–40.

SALES BY BUSINESS AREA 2005


Professional 27%
Consumer 73%

KEY DATA

SEK M unless otherwise stated	Proforma 2005	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Sales	2,696	2,706	2,127	1,495
Sales growth, adjusted for currency fluctuations, %	–	23	32	32
Gross income	1,133	1,136	1,160	791
Gross margin, %	42.0	42.0	54.5	52.9
Operating income	213	267	207	150
Operating margin, %	7.9	9.9	9.7	10.0
Capital employed	1,090	1,114	641	706
Return on capital employed, %	19.5	24.0	32.3	21.2
Free cash flow	–	–119	–18	–
Investments	581	581	475	306
Depreciation	328	328	254	165
Average number of employees	3,242	3,242	2,409	1,820
Net growth of customer portfolio, %	26.7	26.7	29.9	–
Cancellation ratio, %	5.3	5.3	5.6	–
Pay back time for investments in new customers, years	3.4	3.4	3.1	–
Customer portfolio, number of contracts	689,245	689,245	544,194	419,049

COMPOSITION OF THE BOARD OF DIRECTORS, MANAGEMENT AND AUDITORS

Securitas Direct's Board of Directors consists of Thomas Berglund (Chairman), Gustaf Douglas, Anna Lindström, Ulf Mattson, Dick Seger (CEO) and Ulrik Svensson. The Group Management consists of Dick Seger, Lars Andersson, Jan Lockner and Luis Gil. Securitas Direct's auditors are PricewaterhouseCoopers AB.

For more information on the members of the Board of Directors, Group Management and the company's auditors, see "Board of Directors, Management and Auditors" on pages 57–63.

REASONS FOR THE DISTRIBUTION

During the past 20 years, the Securitas Group has expanded to become a world leader in security, with more than 200,000 employees and sales of SEK 66 billon (2005). As part of efforts to stay in the frontline of developments in the security industry, it is a logical move to divide the current Securitas into individual companies. This step towards greater concentration and specialisation is aimed at permitting sharper focus on service developments for various customer segments, as well as higher market recognition and greater ability to create shareholder value. Size and consolidation have been key concepts during the building of Securitas and other market leaders in the security industry during the past 20 years. In the future, know-how and innovation are expected to be the key competitive tools.

Securitas Direct has reached such a size and level of specialisation in terms of customer offering, market position, customer segmentation and business development that the benefits of complete independence are deemed greater than the advantages of being integrated in a corporate group. Securitas Direct has matured sufficiently in terms of management, administration, operational control and business development to be ready to continue as an independent company in line with its specialised business model.

RISK FACTORS

Securitas Direct's business operations are associated with risks related to business conditions, competition and price pressure, customers, suppliers, technological development, personnel, start-up costs, dependence on results and cash flow from mature operations, warranty costs and product liability, assurance of IT production, barriers to corporate establishment and official regulations, intellectual property rights, disputes, tax situation, health, safety and environment, exposure to changes in exchange rates, changes in interest rates, future capital requirements and stock-market risks.

The above mentioned risks constitute a summary selection of risk factors of significance for Securitas Direct or for an investment in the Securitas Direct share. For more detailed information, see "Risk factors" on pages 4–8.

RISK FACTORS

A number of factors affects and may affect the operations in Securitas Direct. Risks exist in terms of the circumstances relating to Securitas Direct and those that do not have any specific link with Securitas Direct.

The account below is a brief overview of certain risk factors that are viewed by the Board of Directors of Securitas Direct as significant for Securitas Direct and/or an investment in the Securitas Direct share.

The risk factors are not ranked and the presentation is not comprehensive. This means that there are other risks that may be of significance for the company's operations and/or an investment in the Securitas Direct share to lesser or greater degree. In addition to the risk factors outlined below and other risks that may occur, the reader should also carefully note the information in this prospectus.

INDUSTRY AND MARKET RISKS

Impact of economic conditions

The underlying demand for alarm products and alarm services is relatively insensitive to normal economic cycles. Nonetheless, boom periods with considerable new construction and many people changing their accommodation drive development. In times of recession, with high unemployment, for example, people tend to review their costs, including subscriptions to alarm services. Thus, a protracted recession could raise the customer cancellations and reduce the inflow of new customers for Securitas Direct.

Competition and price pressure

In a broad sense, Securitas Direct competes with a number of security solutions for homes and small companies, ranging from guard dogs to monitored burglary alarms with alarm transmission to security guards and police. Direct competition takes the form of alarm installation companies, especially alarms linked to some form of response service. Other players – such as in the telecommunications, energy, banking and insurance industries – may permanently or temporarily offer security solutions to private individuals and small companies. Refer also to "Competition situation" on page 16. If competitors in a leading position – or other new market players with strong brands – select an aggressive pricing policy in an effort to win market shares, this may change Securitas Direct's potential to attract new customers and eventually also adversely affect the company's existing customer portfolio. As a result, Securitas Direct may be compelled to implement costly restructuring measures or price cuts to adjust to the new competition situation.

STRATEGIC AND OPERATIONAL RISKS

Customers

Securitas Direct has a large number of customers consisting of private individuals and small companies. This factor, combined with the fact that customers normally make advance payments, means that the company's financial risks per customer are limited. As a rule, customer loyalty is higher among households than among corporate customers. There is a risk that the customer loss may increase due to, for example, a shift in Securitas Direct's customer mix towards more corporate customers.

Suppliers and prices

Alarm systems

Securitas Direct depends on the availability, development, production, quality assurance and alarm product deliveries of external suppliers. Securitas Direct currently has a few core suppliers for alarm products. Incorrect, delayed or missed deliveries can have negative implications in the distribution stage, resulting in higher costs, lower new customer flows and a decline in confidence among resellers and partner installation companies that could impact on Securitas Direct's earnings and financial position. Although Securitas Direct believes that there are alternatives to the company's current alarm system suppliers, there is a risk that a loss of a certain supplier, at least in the short term, could adversely affect Securitas Direct's operations.

The trend in recent years has been towards new technology and increased functionality. Sound and image verification are developing rapidly, and in the immediate future the implementation of the new technology means that the average cost for alarm systems will rise. In pace with higher functionality, the trend is towards increased integration between central alarm facilities and alarm systems, thereby leading to increasing complexity, vulnerability, higher costs and greater dependence on suppliers.

Alarm communications

In pace with GPRS/GSM communications becoming a part of Securities Direct's basic service, there is an increasing dependence on mobile operators and their pricing. Sufficiently good control of alarm communications also requires good technical cooperation and integration into the mobile operators' networks. The expansion and coverage for certain mobile operator services vary among the various markets in Europe and, to a certain degree, represent a limit on the provision of comprehensive verification services for all of Securitas Direct's addressed households.

Longer term, if mobile operators attempt to raise prices, Securitas Direct's profit margins and sales volumes may be adversely affected.

Response services

A key aspect of Securitas Direct's offering is the ability to provide a reliable response service following an alarm in the form of control and limitation of any damage incurred. Alarms are conveyed either to the police or the guarding company in charge of alarm monitoring and control. The main suppliers of these services are primarily local guarding companies in the Securitas Group. In markets where call-out measures as a follow-up of alarms are industry practice, there are a number of national, regional and local guarding companies providing these services.

One risk is that the guarding companies establish their own competing alarm monitoring operations and/or alarm installation. In markets where alarms are transferred to the police, a change in attitude and willingness on the part of the police to respond to the alarm could result in deterioration in the content of Securitas Direct's service for the end customer. If Securitas Direct does not have an alternative supplier for response services, this could require investments to build an alternative response organisation, which would take time, be costly and require a broader customer platform.

Technological development

The trend is for alarm systems and services to increasingly include the transfer of images, sound and data. Securitas Direct views this new technological development as the commencement of extensive change in the alarm industry. Most installed alarm facilities currently use older technology. Among other changes, technological progress entails that response services will be developed, differentiated and packaged in a variety of forms. This could permit new players to enter the market, with various offerings and price profiles. Securitas Direct is well positioned in and has favourable experience of new technology and believes that technological progress favours the development of the company's services, market and customer value. However, it cannot be ruled out that players with new technology could capture market shares to the detriment of Securitas Direct's operations.

Potential to recruit and retain key people

Historically, Securitas Direct has had a low personnel turnover among its permanent staff in the central organisation, at alarm centres and in customer services – both in production and in executive positions. If personnel turnover increases in these categories of employees, it may have a negative impact on Securitas Direct's operations.

In the sales area, personnel turnover has traditionally been high and finding qualified personnel is a time-consuming task, which could have a negative effect on Securitas Direct's sales.

One obstacle to start-ups in new markets may prove to be the difficulty in recruiting suitable managers for relatively small-scale start-up operations.

Historically, Securitas Direct has not been affected by labour disputes to any major extent and relations with trade unions are considered to be good. A labour dispute could limit Securitas Direct's growth and damage relations with customers and business partners, with claims for financial compensation as a result.

Start-up costs

In the past, Securitas Direct has been able to utilise the Securitas Group's existing alarm centres and alarm operators to test a local market and build up in-house operations over a number of years until Securitas Direct was able to employ its own alarm operators and establish in-house alarm centres. As an independent company, Securitas Direct's initial investments in start-ups in new markets are likely to increase.

Dependence on earnings and cash flow from mature operations

For start-ups in new markets and expansion in immature markets, Securitas Direct is dependent on earnings and cash flow from mature operations, such as Professional in the Nordic region. If profitability were to fall in these mature operations, Securitas Direct's continuing expansion would be curtailed.

Guarantee costs and product liability

Securitas Direct provides generous product guarantees for its installed alarm systems. Normally, these extend over the life of an active subscription. However, the company's suppliers normally provide shorter product

guarantees to Securitas Direct. This means that Securitas Direct is liable for both work and product costs in respect of units for which the supplier cannot be held responsible, although compensation for this is normally included in the customer's subscription fee. However, in conjunction with a technology shift, and the replacement of products deemed inferior, it is not always possible to charge the full cost to the customer. Were such measures have to be immediately implemented using extraordinary resources, the company's earnings and financial position could be adversely impacted.

In addition, Securitas Direct also has a product liability for installed products. Securitas Direct may be exposed to compensation claims in the event that the company's products or services are alleged to have caused injury to people, damage to property or other loss. If Securitas Direct cannot show that such damage or loss was the result of a manufacturing fault on the part of the company's supplier or that the company's products or services were not a contributing cause, there is a risk that Securitas Direct alone must assume liability for such damage or loss. Even though Securitas Direct is insured for these types of liability claims, and compensation paid over the years has been relatively limited in relation to the large number of customers, the trend is for insurance companies and court to impose increasingly high requirements on security companies. Consequently, there are no guarantees that the insurance cover currently held by Securitas Direct will be sufficient if, for example, new and more restrictive rules are introduced.

Assurance of IT production

Securitas Direct conducts IT production at a number of alarm centres and service centres throughout Europe. Even though there are back-up arrangements with auxiliary facilities, production may prove vulnerable, since it may be difficult to handle the complexity using a back-up arrangement or having a sufficiently large back-up facility for dealing with all business functions if the primary production site is completely or partly rendered inactive. Major damage as well as a protracted outage in telecom traffic could lead to serious production disruptions, which in turn could adversely affect Securitas Direct's market shares, earnings and financial position.

LEGAL RISKS

Starting-up barriers and public authority regulations

Securitas Direct's operations are wholly or partly regulated by legislation, varying from market to market. The security market is exempted from the EU's Service Directive, which means that local regulations may be formulated with special consideration of local interests, although work is in progress within the EU to standardise and deregulate the market.

Public authority regulations can affect such factors as certification of personnel, employment contracts, cooperation with local entrepreneurs and the category of companies that may conduct particular types of work. Moreover, local insurance companies can impose conditions on how an alarm should be designed to permit a person or a company to take out a certain insurance policy, which could influence progress in the alarm industry in the particular market. The difference among local regulations may entail that Securitas Direct initially finds it difficult to utilise its competitive advantages or methods in an efficient manner and can contribute to extending the time required for a local start-up of operations.

In most European countries, there are also regulations that govern how consumer sales are to be pursued. These can cover rules on of door-to-door sales, trial periods and the nature of the products. Thus, in each new market into which Securitas Direct introduces its services, the sales methods must be adjusted to match the prevailing rules. Changes in rules affecting Securitas Direct's operations could affect Securitas Direct's business and earnings.

Intellectual property rights

The SECURITAS trademark has played a key role in Securitas Direct's success and marketing. Securitas Direct's logotype and trademark are intimately associated with Securitas. Securitas Direct has signed license agreements with Securitas covering the right to use Securitas' logotype and the trademark SECURITAS DIRECT that initially applies through December 2010, with a possibility for Securitas to terminate the agreement under certain circumstances, including a direct or indirect change of control over Securitas Direct (refer also to "The relation between Securitas Direct and Securitas", pages 71–72).

There is a substantial future business risk that Securitas – itself or together with other players – develops services and products that compete with Securitas Direct's operations. The risk that customers and the market confuse trademarks and other marks of identification is thus significant. It should also be noted that irrespective of Securitas developing competing services and products, there is a risk of Securitas and Securitas Direct being confused in the market since both companies will use the SECURITAS mark. This risk of confusion could entail that Securitas Direct's use of the mark will be prohibited subject to marketing legislation.

There is also a risk that Securitas Direct will be adversely affected if the license agreement with Securitas is not extended or otherwise ceases to apply and Securitas Direct thus can no longer use the SECURITAS mark in the company's operations. Securitas Direct has started to develop and market its

own trademarks – such as Aroundio – to more clearly position the company's services and products. Securitas Direct's strategy is to gradually build strong, in-house trademarks that can work with Securitas' trademark and also be used independently. There are no guarantees that this strategy will be successful, at the same time as building new trademarks may result in substantial costs, and these costs may affect Securitas Direct's earnings and financial position negatively.

To meet market requirements and strengthen the company's competitiveness, Securitas Direct must continually develop its operations. It is of major importance for the company that, for example, its trademark and newly developed technologies can be protected against unauthorised use by competitors. However, there is no certainty that Securitas Direct's applications for registration of trademarks, patents and other intellectual property rights will be granted or provide satisfactory cover. Neither is there any guarantee that Securitas Direct's products and services will not infringe others' intellectual property rights or that the rights granted will not be challenged by third parties. Moreover, competitors of Securitas Direct may develop or acquire intellectual property rights that may prove of significance for part of Securitas Direct's operations.

Disputes

In the ordinary course of business, Securitas Direct is occasionally involved in disputes. Among other things, the disputes involve claims for compensation from customers, insurance companies or from third parties due to burglary, other damage or consequential damage in connection with assignments performed by Securitas Direct. Disputes with suppliers can, for example, involve functional shortcomings, incorrect deliveries or more general disputes regarding prices, guarantees and other conditions. Disputes involving patents, trademarks and other intellectual property rights have been unusual. Major, complex proceedings may prove costly, time consuming and resource consuming and may disrupt normal operations. Nor can the possibility be precluded of these disputes resulting in a significantly negative impact on the Group's earnings and financial position.

Tax risks

Securitas Direct's operations, including transactions between Group companies, are conducted in accordance with the company's interpretation of prevailing tax legislation, tax treaties and regulations in the various countries in question as well as the requirements of the particular tax authorities. It cannot be excluded that the company's interpretation of applicable legislation, tax treaties, regulations or the particular authorities' interpretation of these or administrative practice is incorrect, or that such regulations are altered, possibly with backdated application. Companies within the Securitas Direct Group may from time to time be subject to tax investigation (at present in Spain). As a result of tax authority rulings, Securitas Direct's previous or current tax situation may deteriorate.

Health, safety and environmental risks

Securitas Direct believes that operations are essentially conducted in accordance with governing legislation and regulations in terms of health, safety and environment. Changes in legislation and official regulation involving more stringent demands and amended terms and conditions with respect to licenses within this field, a shift towards stricter official application of legislation and regulations as well as claims for damages due to personal injury and property damage caused by shortcomings in health, safety and environment in Securitas Direct's operations, may result in fines or penalties or result in civil or criminal law measures, which could have a negative impact on Securitas Direct's operations, financial position and results. Changes in legislation or official regulations may also curtail or limit Securitas Direct's operations.

FINANCIAL RISKS

Currency risks

Since Securitas Direct operates in several European countries, the company faces a number of risks in financial transactions involving different currencies. The currency risk is limited as both production and invoicing is carried out in local currency. Securitas Direct is also exposed to risks that arise in the conversion of the income statements and balance sheets of foreign subsidiaries. The most significant currencies to which Securitas Direct is exposed are EUR, NOK, and DKK.

Interest rate risks

Securitas Direct will partly finance its operations through borrowing. This means that part of the company's cash flow will be used to pay interest on the Group's debt, thereby reducing the funds available for Securitas Direct's operations. A future rise in interest rates may increase the portion of cash flow used for interest payments and have a negative effect on Securitas Direct's earnings and financial position. In addition, Securitas Direct has financial assets and liabilities aimed at satisfying the company's liquidity and cash requirements. These assets and liabilities are sensitive to changes in interest rates and thus, by their nature, are associated with interest rate risks.

Even though the above exposures to interest rate changes and other interest risks may to a certain extent be reduced through the use of financial derivatives, there are no guarantees that these measures will be effective or sufficient.

Future capital requirements

The Board of Directors has concluded that Securitas Direct's financial position is sound. If the company's progress deviates from the planned development, it cannot be precluded that in the future a situation will arise in which the company must raise new capital. There is no guarantee that additional capital can be raised on terms and conditions favourable to Securities Direct. If the company is unsuccessful in raising the necessary capital in the future, the company's continuing operations may be jeopardised.

STOCK MARKET RISKS

Share price development

Prior to the distribution of Securitas Direct there has been no trading in Securitas Direct' shares. Notwithstanding the application for listing of Securitas Direct's Class B shares on the Stockholm Stock Exchange, no guarantees can be made regarding the liquidity of the share. The share price will be affected by such factors as variations in the company's earnings and financial position, changes in stock-market expectations regarding future profits, supply and demand for the shares, trends within the company's market segments and the economic trend in general. This means that the price at which the share is traded will vary.

Higher costs as an independent listed company

Prior to the implementation of the distribution of the shares in Securitas Direct, Securitas Direct is a wholly owned subsidiary of a listed company. Consequently, Securitas Direct has a limited operational history as a consolidated unit on the basis of which the Group can be assessed and earlier has not had any direct responsibility for corporate governance, financial reporting and the disclosure requirements that apply to listed companies. As a listed company, Securitas Direct will be affected by increased costs for legal advise, accounting and other costs that the company has not previously been directly responsible for.

Future dividends depend on several factors

Shareholders in Securitas Direct will be entitled to dividends as from the financial year 2006. The size of any future dividend is dependent on the company's future earnings, financial position, cash flow, working capital requirement and other factors.

In accordance with Securitas Direct's current dividend policy, no dividend will be paid in the next few years. See further under "Dividend policy" on page 18.

Shareholders with considerable influence

Approximately 16 percent of the shares and approximately 41 percent of the total number of votes in Securitas Direct will, following the distribution, be controlled by Gustaf Douglas and Melker Schörling (directly or through companies and closely related parties). These shareholders have entered into a shareholders agreement regarding the ownership in Securitas Direct (the shareholders agreement is described in "Legal matters and supplementary information" on page 70). These shareholders will jointly be able to exercise a considerable influence in matters where the shareholders have voting rights.

BACKGROUND AND REASONS

On February 9, 2006, Securitas announced its intention to distribute Securitas Direct to Securitas' shareholders and list the company on the Stockholm Stock Exchange in a bid to raise transparency, specialisation and shareholder value. Thus, the Board of Directors of Securitas proposes shareholders at the Extraordinary General Meeting on September 25, 2006 to approve the decision to distribute all shares in the subsidiary Securitas Direct to Securitas' shareholders in the form of a dividend.

This distribution is a natural step in the development of Securitas. During the past 20 years the Securitas Group has expanded through organic growth and acquisitions to become one of the global leaders in security, with more than 200,000 employees and sales of SEK 66 billion (2005). Securitas has contributed to developing the security industry to become more focused and independent, with distinct market players that offer professional security. As a result of its substantial market position in most countries, Securitas has been and remains a driving force in the industry.

In a bid to stay at the frontline of developments of the security industry, it is a rational step to split up the current Securitas into individual security companies. This stage of increased differentiation and specialisation is aimed at permitting a sharper focus on the service development for various customer segments, enhanced market recognition and increased potential to create shareholder value. Size and consolidation have been key concepts during the build-up of Securitas and other market-leading security companies in the past 20 years. In the future, knowledge and innovation will be crucial competitive tools.

Securitas Direct has attained such a size and level of specialisation in terms of customer offering, market position, customer segmentation and business development that the advantages of complete independence are greater than the benefits of Group integration. Securitas Direct is sufficiently mature in terms of management, administration, operational control and business development to be ready to continue as an independent company in line with its specialised business model.

Securitas Direct's customers – primarily individual and small companies – demand customised solutions and impose specific demands in terms of products and services. In-depth insight into customer requirements and a focus on the ability to create tailored security solutions with the utilisation of new technology and systems are key factors in being competitive. As an independent company, Securitas Direct can follow and individually focus and design growth strategy with an organisation and capital structure that supports this growth.

Consequently, the driving force behind the proposed distribution is the need for greater focus and specialisation deriving from customer requirements. These factors create the potential for the further enhancement of customer satisfaction, income growth and business potential, thereby raising shareholder value. Also, the break up of the current Securitas is expected to increase the transparency of each operation, while shareholders gain the potential to adjust their holdings in each company.

The Board of Directors of Securitas, with its registered office in Stockholm, and the Board of Directors of Securitas Direct, with its registered office in Malmö, are responsible for the information in this prospectus and hereby declare that all reasonable care have been taken to ensure that the information contained in this prospectus, to the best knowledge of the Boards of Securitas and Securitas Direct, is in accordance with the facts and contains no omission likely to affect its import.

Stockholm, September 5, 2006

Securitas AB (publ)
The Board of Directors

Malmö, September 5, 2006

Securitas Direct AB (publ)
The Board of Directors

TERMS AND INSTRUCTIONS



Provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares in Securitas Direct to the shareholders in Securitas by means of a dividend distribution,[1] a person registered as a shareholder on the record day, September 28, 2006, will be entitled to receive one share in Securitas Direct for each share held in Securitas.[2] Except for being registered as a shareholder on the record day (directly registered or through a nominee), no further measures are required in order to receive shares in Securitas Direct.


One Class A share in Securitas
One Class A share in Securitas Direct
One Class A share in Securitas Systems
One Class B share in Securitas
One Class B share in Securitas Direct
One Class B share in Securitas Systems

DISTRIBUTION RATIO

For each Class A share in Securitas, one Class A share in Securitas Direct (and one Class A share in Securitas Systems) will be received and for each Class B share in Securitas, one Class B share in Securitas Direct (and one Class B share in Securitas Systems) will be received. In total, 17,142,600 shares of Class A and 347,916,297 shares of Class B will be distributed.


Sept. 25
Sept. 28
Sept. 29
Extraordinary General Meeting in Securitas. Last day of trading in the Securitas share including right to dividend
Record day
Expected first day of trading in Securitas Direct on the Stockholm Stock Exchange (shares registered on VPC account)

1) The resolution will be made public by way of a press release immediately following the General Meeting on September 25, 2006.
2) According to Swedish law and Securitas' Articles of Association respectively, no special rights exist for shareholders who vote against the proposed dividend distribution at Securitas Extraordinary General Meeting (so-called dissenters' rights in the US). Consequently, if shareholders holding at least 50 percent of the votes cast, vote in favour of the proposal, such a resolution will bind all shareholders in Securitas, including those shareholders who have voted against the proposal, and all shareholders in Securitas will accordingly receive shares in Securitas Direct subsequent to the approval of the distribution at the General Meeting.

RECORD DAY

The proposed record day with VPC for determination of who is entitled to receive shares in Securitas Direct is September 28, 2006.

RECEIPT OF SHARES

Those who on the record date are registered in VPC's register of shareholders in Securitas will receive shares in Securitas Direct without any action on their part. The shares in Securitas Direct will be available on the entitled shareholders' VPC account the day after the record day. VPC will then send a notice stating the number of shares registered on the VPC account of the receiver. Those who for some other reason are entitled to the dividend are requested to follow the instructions separately issued, when applicable, by VPC in conjunction with the record day.

NOMINEE-REGISTERED SHAREHOLDINGS

Shareholders whose holdings in Securitas are nominee-registered with a bank or other nominee will not receive any notice from VPC. Notification will instead be made in accordance with the respective nominee's general practice.

LISTING

The Board of Directors of Securitas Direct has applied for the listing of the company's Class B shares on the O-list of the Stockholm Stock Exchange. The proposed size of each trading lot is 500 shares. Trading on the Stockholm Stock Exchange is expected to start on September 29, 2006. Effective October 2, 2006 the Class B shares in Securitas Direct will be listed and traded on the Nordic List of the Stockholm Stock Exchange. The company's ticker on the Stockholm Stock Exchange will be SDIR. The ISIN code for Securitas Direct's Class B shares will be SE0001789306. Securitas Direct does not intend to apply for the listing of the Securitas Direct share on any stock exchange or market place other than the Stockholm Stock Exchange. Moreover, Securitas Direct does not intend to register the shares under the United States Securities Act of 1933 or any other foreign equivalent, or take any other action that would render Securitas Direct subject to the periodic reporting requirements of the United States Securities and Exchange Commission.

RIGHT TO DIVIDEND

The shares in Securitas Direct will entitle to dividend as from the financial year 2006. Payment of dividends, if any, will be effected by VPC or, in the case of nominee-registered shares, in accordance with the respective nominee's general practices. For more information, see "Dividend policy" on page 18.



PRESIDENT'S COMMENT



"Growth is a part of our identity and, at the same time, our greatest challenge."

Dick Seger,
President, Securitas Direct

CUSTOMER FOCUS, INNOVATION AND A BUSINESSLIKE APPROACH – THE BASIS FOR GROWTH

Securitas Direct helps people feel safe, by offering security services for homes and small companies.

Securitas Direct grows organically through the establishment of its own sales channels or in cooperation with local partner companies.

Today, we have more than 760,000 customers in nine different countries. Our goal is to increase our customer portfolio by 20 percent annually, while recording a positive profitability trend.

A STRONG CUSTOMER FOCUS – CREATES VALUE

Since its establishment in 1988, Securitas Direct has used customers' requirements as the basis of its offering, implying that an alarm shall be effective, problem-free and value-for-money. The security market is a strongly regulated market with many different traditions, opinion builders and stakeholders, who often make assumptions that are not based on customers' demands and expectations. From the start, Securitas Direct focused on organising the entire "*alarm-to-action chain*" by including all features in the offering to the customer. Our business model provided us with a better overview and control which, in turn, signified improved function and quality at lower prices for the customer.

GROWTH – THROUGH DEVELOPING THE MARKET

Securitas Direct operates in a market where demand and growth are primarily controlled by the selling activities of market players and willingness to invest in customers. This is a matter of developing the market rather than gaining market shares from competitors.

Market maturity varies considerably between countries in Europe. The prerequisites for the sale and delivery of security systems are controlled by the local market. The key to success is "when in Rome do as the Romans do" and adapt the offering to local regulations and traditions. The basic needs of the customers are the same, regardless of the market.

When we establish ourselves in a new market there are, generally, no established sales channels that we can utilise. Alarm installation engineers, who are the traditional sales channels to customers, sell locally through their contact networks in response to spontaneous customer inquiries, but they seldom sell actively. There are a large number of small competitors, but often there is no functioning market.

We were one of the pioneers in developing concepts, production instructions and sales channels, which facilitated the development of new markets and drove market growth. Our experience, combined with the strong position in the Nordic region and Iberia, is the basis for sales development in current markets and for the establishment of new markets.

COMMON PRODUCT PLATFORMS – STRENGTHEN CONDITIONS FOR LOCAL SALES AND BUSINESS DEVELOPMENT

Securitas Direct has a higher degree of specialisation than traditional alarm centres as we focus more on homogeneous customer groups, with a few products and common services. However, our structure for production and systems is mainly connected to local operations. Demands for improved functionality, quality assurance and efficiency, ensure that development must proceed toward larger common production platforms.

We have, therefore, during recent years worked with developing a common production platform, in which several countries can handle alarm monitoring, alarm communication, customer service and invoicing using the same IT platform. This will facilitate continued establishment and expansion in new and current markets.

Experience from this working method shows that production quality increases, while local management, to a significantly larger extent, can focus on marketing and sales.

OUR STRATEGY – SECURE MARKET DEVELOPMENT IN NEW AND ESTABLISHED MARKETS

Historically, Securitas Direct has succeeded in both developing the market and retaining a market-leading position against intense competition. From Norway, we have learned to refrain from taking success for granted and, from the Netherlands, that both competence and mobilisation of efforts are required to activate a new market. The fundamental strategy is, therefore, to stay where we are and not put the company into a position of unnecessary inconvenience.

Securitas Direct has been able to demonstrate growth of more than 20 percent for many years. In order to maintain this level of growth over the long-term, we must continue to develop sales volumes in our Nordic markets and Iberia, while our establishments in the Central market must receive improved system and production support in order to focus on sales development and establishing new sales channels. Therefore, our next step is to introduce our common production platforms in the Central market to invest more strongly in sales development.

Market penetration is low in Europe and at present we do not believe it is an obstacle for future sales and expansion.

SATISFIED CUSTOMERS – BASIS FOR CONTINUED EXPANSION AND DEVELOPMENT

The customer portfolio empowers us to invest in new customers. Volume development and quality in the customer portfolio create value. A customer that stays for 12 years allows us to make larger initial investments than a customer who stays for eight years. Satisfied customers stay longer and allow us space to develop and offer improved products and services. As long as each new customer is a profitable investment, we have room to grow.

In the sector, Securitas Direct has relatively few customer cancellations, which, coupled with our new customer inflow, provides us with a strong position for the future. Compared with many of our competitors, our sales volume provides us with scale benefits in the form of lower purchase prices for products, and makes it easier for us to make further invests in new technology and development.

Following 18 years of continuous growth, during which we have been a part of Securitas, we are now on the threshold of being listed. As an independent company, we will have greater freedom to develop our business concept and to combine our services with Securitas, as well as other market players. We foresee broad shareownership through the stock exchange, combined with a strong principal owner and future part-ownership by personnel and management, as a long-term possibility for continued growth and development.

It is my hope that Securitas Direct's offering and business model, combined with our growth ambition, will be seen as an attractive investment alternative in the future.

You are welcome to become a shareholder in Securitas Direct.

Malmö in September, 2006.

Dick Seger
President

MARKET DESCRIPTION

OVERALL MARKET STRUCTURE

The market in which Securitas Direct operates can be broadly defined as the market for security solutions for homes and small companies. This market is quite different from the market for security solutions for large companies, government bodies and institutions, partly in that the solutions installed on customers' premises are less complex and involve fewer components, whereas simplicity, scalability and user-friendliness are highly significant. Selling the solutions to homes and small companies is also quite different in that market penetration is low and sales are mainly driven by the suppliers of security solutions.

Demand for security solutions from homes and small companies can range from guard dogs to advanced alarm systems. The market for alarm systems can be divided into two segments: *light security*, which encompasses traditional local alarms that are not connected to any alarm centre, and *high security*, encompassing monitored alarms relaying to guards and the police. Securitas Direct operates within *high security* alarm systems.

MARKET STRUCTURE

Light Security	High Security	
Local alarms	Monitored alarms	Concept alarms
• Local installer firms • Do-It-Yourself (DIY) • Own monitoring via web or cellphone • Introduction of new IP services opens the door to new telecom players	• A large number of alarm centres in Europe • Professionally installed alarms • Local installer firms	• Global and regional players • Energy and telecom suppliers • Banking and insurance companies
Customer-driven market	Installer-driven market	Sales and market-driven market

A typical alarm installation in the *high security* segment consists of a central unit, a control panel, movement detectors, magnet contacts and an alarm siren. Alarms are relayed to an alarm centre, which can then decide on the appropriate response – which in the case of a suspected break-in could mean a call-out guards or police.

The value chain for an alarm system is as follows:

- Sales and installation
- Monitoring, customer service and support
- Response
- Local presence for service, support and modifications

Securitas Direct's services span the entire value chain but do not include response, which is handled by security guards, the police or emergency services.

The market in which Securitas Direct operates can be further broken down into two customer segments – homes ("Consumer") and small companies ("Professional"). The security solutions that Security Direct offers in the professional segment are more complex than its offerings in the consumer segment.

In addition to Securitas Direct, players in *high security* alarm systems for homes and small companies in Europe include a large number of local and regional players, and large security companies, for which alarm systems for the private market are part of operations. There are also a certain number of large players in the market that have a different main business and who offer security solutions as a complement to their main offering. These companies are mainly in the energy, telecom, banking and insurance sectors.

MARKET DEVELOPMENT

The market for security solutions for the home and for small companies has undergone an extensive transformation in the past 15 years.

Prior to 1990, various players provided the services of installation, monitoring and response measures, which

Information regarding market growth and market size and market shares and Securitas Direct's market position in absolute terms or in relation to competitors as noted in this prospectus represent Securitas Direct's overall assessment based on both internal as well as external sources. Securitas Direct is not aware of any single available statistical data that provides a pertinent picture of Securitas Direct's markets. The sources on which Securitas Direct has based its assessment include industry statistics, information from independent research organisations such as Berg Insight and information from subsuppliers. Securitas Direct has endeavored to accurately reproduce the information from these sources in the prospectus. Neither Securitas Direct nor Securitas have, however, verified the information from these sources. To the knowledge of Securitas Direct and Securitas, and as far as they can judge, no factual information has been omitted that could render the data inaccurate or misleading.

meant customers were obliged to sign a contract with each player. The price was high and the quality low, since there was no coordination of the various services.

In around 1990, market players began to coordinate installation, monitoring and response measures, and these were then offered to customers as standardised package solutions. This meant customers needed only to sign a contract with one player.

In 2000, a break-through occurred in the security market for wireless security solutions and voice verification. New technology offered improved voice verification and enhanced user-friendliness. This, combined with the fact that the players integrated installation, monitoring and response measures in a single company, provided the means to offer better service at a lower price.

At the end of 2004 and beginning of 2005, the first camera alarms for the home and the small companies were installed. This significantly enhanced service quality in that it was then possible to verify the reason for any given alarm. This created a solid foundation for better control and prioritisation of guards called out in response to an alarm, while simultaneously improving cooperation with the police.

MARKET TREND


Different suppliers
• High price
• Low quality
• Poor service
Packaging of concepts
• Reasonable price
• Better quality
• Good service
Wireless alarm with local support
• Good price
• Good quality
• Good service
Verification by voice and photo
• Good price
• High quality
• Good service
• High security
< 1990
1990
2000
2005

In all of the phases described above, Securitas Direct has been at the forefront of service development in alarms for homes and small companies. Securitas Direct has contributed to market development by continuously identifying applications for new technology.

MARKET MATURITY

The market in Europe is generally underdeveloped for alarms that are connected to alarm centres and actuate a response. Securitas Direct estimates that market penetration of monitored alarms in Europe is approximately 4 percent, whereas the corresponding figure for the US is about 20 percent. The low penetration in Europe of this type of alarm provides wide scope for long-term growth, and demand for security solutions is believed to be rising in a large constituency of middle income-earners.

The sales arguments – primarily, that the security solutions are efficient, easy to use and give value for money – are strong, since experience has shown that alarms connected to alarm centres reduce the number of burglaries.

MARKET PENETRATION IN EUROPE 2005

Number of homes in Europe	Approx. 170 million
Number of small companies in Europe	Approx. 30 million
Number of alarms installed	Approx. 35 million
Of which monitored alarms	Approx. 7–8 million
Market penetration	Approx. 4%
Securitas Direct's customer portfolio[1]	762,000 customers

Source: Berg Insight, Wireless M2M Communication and Security, Second Edition, Europe 2006, www.berginsight.com

1) As of June 30, 2006

The European market potential for Securitas Direct is estimated at 170 million homes and 30 million small local companies in 2005. The level of market penetration varies among the markets in which Securitas Direct has direct operations, as the following table illustrates. Securitas Direct estimates the annual penetration growth in Europe at 0.3–0.4 percent.

MARKET PENETRATION IN 2005 BY MARKET

Country	No. of homes, millions[1]	Penetration rate, %
Sweden	4.3	8%
Norway	2.1	10%
Denmark	2.4	6%
Finland	2.4	2%
France	24.9	3%
Netherlands	7.0	5%
Belgium	4.1	7%
Spain	14.4	6%
Portugal	3.7	4%

Source: Eurostat Yearbook 2005 and Berg Insight, Wireless M2M Communication and Security, Second Edition, Europe 2006, www.berginsight.com

1) Data from 2003

Securitas Direct estimates the number of alarms sold in Europe in 2005 at 2.5 million. Of these, approximately 1.1 million were DIY alarms and local alarms without connection, and approximately 1.4 million were monitored alarms sold to homes and small companies.

ESTIMATED TOTAL ALARM SALES IN EUROPE IN 2005


Light security
1,100,000
High security
1,400,000
DIY
500,000
Local alarms
600,000
Monitored Homes
600,000
Monitored Small companies
800,000
– Change of supplier
– Service and upgrade
350,000
250,000
Net growth of alarm systems

Of 1.4 million alarm systems sold, it is estimated that about 800,000 systems were installed to replace existing systems, with reasons being service, upgrade or change of alarm provider. The annual net growth in the number of customers in *high security* alarms was approximately 600,000, and of these Securitas Direct accounted for 150,000 customers.

COMPETITION SITUATION

Securitas Direct's main competitors can be found in the *high security* segment, which encompasses monitored alarms with relay of alarms to guards and police.

In the Nordic Consumer segment, Securitas Direct competes primarily with the national players Sector Alarm and Hafslund, and to a lesser extent, Trygga Hem and Group 4 Securicor. In Belgium, France and the Netherlands (Central), the competition situation is characterised by such major players as banks and insurance companies offering security services, in which price is a clear competitive tool. However, Securitas Direct's services are clearly differentiated by containing a higher service level and close proximity to the customer. In addition, Securitas Direct is more active in sales than most of its competitors through case-finding sales activities. In Spain and Portugal (Iberia), Securitas Direct competes with the Spanish security companies Prosegur and ADT, as well as a large number of smaller and more local players.

In the Professional segment, Securitas Direct's largest competitors are Securitas Systems, Group 4 Securicor, ADT, and a number of small and medium-size installation companies.

In addition to specialised security companies such as Securitas Direct, ADT, Group 4 Securicor and Prosegur, as well as a number of local installers, other players in telecommunications, energy, banking and insurance have permanently or sporadically begun to offer security solutions to homes and small companies. These players have large numbers of customers with well-established trust, so they have lower contact and marketing costs per new alarm customer. In addition, they often have major resources for marketing and customer investment. They often offer customers package deals at a low price, in which the alarm system and alarm monitoring are part of their customer programme to enhance customer loyalty for their core products. In this context, their alarm services business is supplementary to their core business.

Securitas Direct's European market share for homes and small companies is estimated at 11 percent, with a concentration in the Nordic countries and Spain, where Securitas Direct is estimated to command a market share of 30 percent.

SECURITAS DIRECT'S SALES AND ESTIMATED MARKET SHARE 2005

Country	Sales, SEK M	Market share, %
Sweden	559	34
Norway	276	27
Denmark	178	23
Finland	73	22
France	178	15
Netherlands	4	4
Belgium	27	9
Spain	1,334	35
Portugal	77	8
Total	2,706	11

Competitive advantages

Securitas Direct's competitive advantages comprise a number of components:

Complete service offering

Securitas Direct offers its customers a convenient protection through a complete service offering, from installation by monitoring and call-outs for service maintenance. Consequently, the customer does not need to contact several different suppliers of subsidiary services, but has Securitas Direct as responsible total supplier.

Established brand that offers security

Through a historical base within the Securitas Group and long establishment of the Securitas Direct name, the company now has a strong brand, with a high rate of recognition among customers. The brand represents a reliable service and is a guarantee of long-term relations with customers.

Reliable service based on products at the forefront of technology

In recent years, Securitas Direct has introduced new technologies that are at the forefront of development in the industry. The company now offers movement detectors with built-in cameras and central units with integrated GSM connections to alarm centres, providing both secure verification of the reason for the alarm and a high level of operational reliability in the transfer of the alarm signal to the alarm centre. In addition, the range includes products that can handle the special conditions in the home, such as the presence of pets of different sizes.

High degree of user-friendliness

Securitas Direct works determinedly with product design, primarily to offer customers products that are attractive, easy to use and that fit into a modern home and company. The design is also aimed at differentiating Securitas Direct from its competitors and thereby strengthening the unique aspects of service and product.

A product with well-conceived design facilitates use and reduces misuse, thereby also increasing the degree of security and reliability.

Securitas Direct's size benefits the customer

Securitas Direct's size offers the customer a number of benefits. In addition to the long-term approach that characterises the company, there are resources and capacity to take early advantage of new technology, which benefits the customers in their individual security solutions, in which GSM transmission and image-based identification are two examples.

The company's size also offers the possibility of large-scale purchasing and, accordingly, the achievement of consistent high quality and advantageous prices, which ultimately serves the customer's interests.

Focused and motivated organisation

Since Securitas Direct has a long-term approach in all relations and offers its employees and partner companies competitive and attractive conditions, the company has skilled and committed personnel. This benefits the customer in the form of low turnover of contact personnel and high service quality.

DRIVING FORCES AND TRENDS

The industry is characterised by relatively high turnover in terms of the rate at which companies exit the market and others enter the market. Securitas Direct does perceive a long-term trend whereby the traditional local alarms are increasingly replaced by monitored alarms including relay to a contact person or directly to the customer's cell phone. The *light security* market is becoming rapidly standardised and attracts large service producers in energy, telephony, banking and insurance. Just how this will affect the *high security* market, which is based on high precision to enable the provision of expert guard services and engaging of police assistance when necessary, it is too early to say.

The desire for control

People in Europe spend an increasing proportion of their time outside the home, due to employment and travel, for example. When the parents are away, it is often the children in the family who risk being confronted with burglary, fire and vandalism of their home. Consequently, there is a need to feel secure and have control of the situation at home. For the customers, this is not primarily a matter of a concrete fear of burglary or assault, but rather a desire to have control when they are not physically present.

Price and availability

The presence of more players in the market increases availability, the prices drop and user-friendliness increases. Over the more than 15 years during which Securitas Direct has been operating, alarms for homes and small companies have developed from being an exclusive niche product to being an easily available consumer product. Consumers are increasingly used to purchasing products and services by subscription and alarms have gradually become as common a feature of everyday life as broadband and computers. Alarms are currently sold and delivered in ways that require less intervention in the properties and minimal inconvenience for the user.

Verification

The new technology, with graphics, sound and data, is probably the beginning of a huge change in the alarm industry. As a result of new verification services, the response assignment can be specified and scaled much more precisely than before, which will increase customer security through increased trust among guards, police and the emergency services that are dispatched to provide assistance when an alarm is received. Moreover, Securitas Direct sees increased acceptance of advanced public video surveillance as a consequence of the public debate on terrorism. Image verification in the event of alarms gives the customer an increased sense of control and security.

Connection and integration

The trend is towards an increasing number of functions in the home being able to communicate and exchange information. More and more people have access to mobile telephones and the Internet. Home electronics are increasingly connected to integrated systems, such as the connection of the Internet, TV and telephony.

These trends could influence Securitas Direct's operations in the future, as has already been shown in that customers have requested the integration of alarms and broadband connections.

Technological development implies that new players can enter the alarm market, for example, from the data and telecom sector, which already provides broadband for Internet and telephony.

It would not be a large step for these players to start providing alarms integrated with their offerings, and this would have ramifications for Securitas Direct's operations. Experience from Internet commerce, for example, shows that customers' receptivity for new technology is low, unless it is linked to a worthwhile service content. Securitas Direct has opted to satisfy that need by establishing a high degree of service both in the customers' geographical area and in the manning of alarm centres. When the company subsequently provides new technology for verification and communication, Securitas Direct can enhance the efficiency of its product, increase its cost-effectiveness and meet customer expectations of high security and convenience.

BUSINESS CONCEPT, GOALS AND STRATEGIES

BUSINESS CONCEPT

Securitas Direct provides efficient, convenient protection, accompanied by superior service, to homes and small companies, at a reasonable price.

MISSION

Securitas Direct's mission is to offer security solutions that give customers peace of mind.

VISION

Securitas Direct aims to be a leading international service provider founded on trust and performance. The company will realise this vision through:

- Excellent service
- Entrepreneurship
- Innovation
- Ensuring the customer perceives genuine value in the service

GOALS AND DIVIDEND POLICY

Operating goals

Securitas Direct's operating goals are:

- Annual net growth of customer portfolio exceeding 20 percent
- Cancellation ratio in the customer portfolio shall be less than 6 percent annually
- Pay back time for investments in new customers shall be less than 4 years.

Financial goals

Assuming operating goals are achieved, Securitas Direct's ambition is that this will result in an average annual organic sales growth of more than 20 percent, with an operating margin[1] of approximately 8–10 percent.

Dividend policy

Based on the growth targets that Securitas Direct has established, the Board of Directors expects that the company's cash flow will be reinvested in its operations. Consequently, no dividend is expected to be paid over the next few years.

STRATEGIES

Securitas Direct's success is based on a combination of a strong focus on growth, scaleable concepts and well-developed entrepreneurship.

Main strategy: simultaneous growth and profitability

Securitas Direct's main strategy is to continue to grow while maintaining its profitability. Strong growth creates value for the company's shareholders, increases its operational freedom of action and strengthens its position to be perceived by employees and partner companies as an attractive employer and client.

Securitas Direct's ability to fulfill its primary strategy is evaluated with respect to the three operational key data – net growth of customer portfolio, cancellation ratio and pay back time.



1) Defined as operating income as a percentage of total sales.

Securitas Direct aims to combine growth with maintained profitability, through:

- increased penetration of existing markets, and
- establishment in new markets

Growth is to occur organically. Securitas Direct defines growth as the annual net growth in the number of customers in the company's customer portfolio. This growth shall amount to 20 percent a year.

Outcome of the main strategy
During the period 2001 through 2005, Securitas Direct had an annual average net growth of 29 percent in its customer portfolio. Growth occurred with profitability and mainly organically.

Partial strategies

Securitas Direct has defined a number of partial strategies to enable the company to successfully fulfill its growth strategy and achieve its three operating targets:

Strategy for focused entrepreneurship through common business and production systems

To facilitate ongoing high sales growth, the company has opted to invest in a Group-wide platform consisting of business and production systems.

The purpose of the platform is to increase operational efficiency by making it possible for Securitas Direct's entrepreneurs to devote less time to establishing and maintaining unique systems and administrative routines, and to increase its focus on sales. This strategy is particularly significant for entrepreneurs who establish operations in new markets.

SALES ENTREPRENEURS


Sales Market A
Sales Market B
Sales Market C
Shared production platforms
Common business systems

Routines for successful recruitment – Talent Management

Ongoing growth requires access to highly motivated entrepreneurs. The ability to attract and recruit highly qualified and highly motivated employees is, therefore, of the utmost importance. Accordingly, Securitas Direct maintains a well-functioning system for talent scouting.

Long-term customer relationships

Securitas Direct's aim is to establish long-term customer relationships. The initial investment in a new customer is significant and the pay back time is usually three to four years. Minimising the number of customer cancellations is, therefore, essential to achieving strong profitability with the business model. The target is to maintain the cancellation ratio during a year less than 6 percent. The primary means by which this is to be achieved is by providing well-developed, quality-assured solutions and offering customers a high level of service.

User-friendly, standardised and scaleable products

Securitas Direct's products and services are designed to provide security and give customers a feeling of simplicity and convenience. User-friendliness and design are therefore keywords for the company's products and systems. To minimise installation and maintenance costs, the products must also be easy for Securitas' personnel and partner companies to operate.

Securitas Direct strives for a high degree of concept standardisation and scalability in order to guarantee a high level of service for customers, high cost-effectiveness and, at the same time, favourable opportunities for effective launches in new markets.

A strong brand

A well-established brand with correctly perceived characteristics can facilitate the sale of the product to the customer and increase the level of customer-driven demand. Securitas Direct brands should be perceived in each individual market as representing security, reliability and high-quality service.

The brand should visualise and communicate Securitas Direct's values in all of the contexts in which a customer comes into contact with the company – from product design and marketing material to staff clothing and cars, and on Securitas Direct's premises.

Efficient distribution and sales

Securitas Direct's products and services are marketed and sold by company personnel and through partner companies in direct contact with the customer. Ensuring that the company's own personnel and its partner companies have the necessary expertise and commitment to successfully and proactively market Securitas Direct's solutions is therefore critical. That is why Securitas Direct deliberately pursues quality assurance of this process.

From now on, Securitas Direct will evaluate alternative sales channels such as alliances with construction and telecom companies, as well as insurance companies, the significance of which is expected to increase in the future.

OPERATIONS



HISTORY

Year	Event
1988	Securitas Direct established in Sweden
1992	Operations in Norway started
1994	Operations in Spain and Finland started
1996	Acquisition on France
1998	Operations in Denmark integrated from other parts of Securitas
2000	Operations in Portugal started and wireless alarms introduced
2001	Aroundio concept established
2004	Operations in the Netherlands started
2005	Operations in Belgium integrated from other parts of Securitas and burglar alarms with built-in camera detectors introduced
2006	Securitas Direct listed on the Stockholm Stock Exchange

PRIMARY OPERATIONS

Securitas Direct is a service company providing high-quality security solutions to homes and small companies, based on a standardised range of alarm products. A typical alarm installation consists of a central unit that contains electronics for communications and control of other alarm components, a control panel for arming and disarming alarm systems, an alarm siren, motion detectors and magnetic contacts. The range is deliberately standardised to facilitate the provision of high-quality service and prompt repairs. The rule of thumb is that it must be possible to accommodate the entire range in a service truck, so the customer should never have to accept delivery times for spare parts. Prompt service is key in providing convenient service and creates trust among customers for quick response to alarm incidents.

Securitas Direct's offering contains several links in a value chain consisting of the sale and installation of burglar alarms, installations and service, monitoring, customer service and support, local presence for service, support and modifications. From its experiences form earlier years, Securitas Direct now has a high level of competence in its ability to offer customers high security. Through quality assurance of the entire chain from installation to repair, Securitas Direct can also provide partners such as security companies, the police, emergency services and other players a solution by which the number of false alarms have been reduced to a unique level of the industry. Thereby, Securitas Direct can contribute to a lower level of call-outs, optimal resource utilisation and reduced costs.

Securitas Direct's operations are organised in two business areas – Consumer and Professional. The Consumer business area offers wireless security solutions to homes. The offering of the Professional business area consists of more complex wireless security solutions to small companies.

SECURITAS DIRECT'S QUALITY-ASSURANCE MODEL

Securitas Direct's alarm centres receive thousands of alarms a day. If all alarms resulted in call-outs, resources would be inadequate: police, fire department and guards would all be occupied in traveling to businesses and homes just to discover that the majority of the alarms received are false alarms.

The solution is called verification and prioritisation. By automatically and manually analysing all alarm signals received by an alarm centre, the number of emergency call-outs can be reduced to a fraction of the alarms received. The difficulty of the analysis lies in knowing what to prioritise and how to prioritise it. In the case of robberies and break-ins, the police and guards should be sent immediately, whereas for technical problems it may be sufficient to have a technician provide service within 24 hours.

Since the start in 1988, Securitas Direct has focused on a variety of methods for verifying alarms received. At first, the company used routines such as call-backs – that is, an operator would call the alarm owner when an alarm had been received at the alarm centre to confirm that the call was legitimate. As technology developed, Securitas Direct's methods became more refined – current methods include detectors with built-in cameras. Securitas Direct has summarised and packaged these routines in a quality-assurance model. The model verifies, with a high degree of reliability, that the alarms which Securitas Direct relays for response call-outs are legitimate.

Securitas Direct's quality-assurance model is based on a combination of several interacting factors. Just how these factors work is documented in the form of routine descriptions for all areas that bear on the quality of Securitas Direct's products and services. Certain routines are shared with other companies in the industry – for example, ISO certification of alarm centres. However, the majority of the routines are unique to Securitas Direct.

The following is a presentation of the key components of Securitas Direct's quality-assurance model.

Product development

Securitas Direct's products are manufactured by the leading suppliers in the industry. In cooperation with these suppliers, Securitas Direct adapts the suppliers' standard products so that they meet Securitas Direct's requirements.

Securitas Direct and its suppliers have been on the leading edge in terms of making various camera technologies available to homes and small companies. Today, Securitas Direct can install a movement detector with a built-in camera in the majority of homes at very small extra cost.

In terms of product design, Securitas Direct has worked with established suppliers that have designed Securitas Direct's home alarms so that they provide an elegant décor and can be installed wherever they might best fulfill their function.

Installation and planning

Good products that are installed incorrectly are not satisfactory. Simplifying the installation process and highlighting the importance of planning in all staff training reduces the number of false alarms.

When Securitas Direct installs detectors for a customer a list of sections is prepared making it easy for the alarm operator to understand what has happened in the event of an alarm. In this way, the operator can easily follow and recreate the chain of events leading to the alarm and take corrective action. To facilitate this, the operator can also obtain access to detailed logs showing all recent events relating to the customer's alarm system.





User-friendliness

The products must be easy to use – not just for the end-user but also for the installer. Products that are complicated and not clearly explained lead to a larger number of false alarms. Securitas Direct has deliberately limited the number of detectors in its range and has instead opted to maintain higher quality. Consequently, Securitas Direct's installers can specialise in the components that are the most important and that solve the customer's primary need for protection.

Communications and systems

Traditionally, burglar alarms communicate via the customer's existing telephone subscription to an alarm system located in the operator's alarm centre. Development in IT and telecommunications over the past few years has created many new opportunities and solutions. By connecting the alarm to the alarm centre via GSM communication that is built into the alarm, instead of via the customer's own telephone line, Securitas Direct achieves several advantages. This not only reduces the risk of sabotage, but also eliminates the risk of conflict with other communication systems such as broadband and telephone switches on the customer's premises.

The systems used by Securitas Direct for alarm management are the same systems that are used by all alarm centres in the countries in which Securitas Direct operates. Securitas Direct cooperates closely with the system suppliers and participates actively in the development of new functions. In this way, the system has become unique to Securitas Direct and has several functions for verifying alarm signals received.

Securitas Direct actively promotes the introduction of common production systems that facilitate the delivery of IT and communications from common global technical platforms, allowing multiple operating units in different countries to serve as backup sites for each other. However, this in itself is not sufficient to deal with all functions relating to alarm management, sales, installation, service and invoicing. The local operators must also have sufficiently large physical space in reserve to enable them to continue operating in the event of major damage. When the alarm centres reach a certain size, it is not possible to let another alarm centre stand for the entire reserve capacity. The transfer of business systems to common global technical platforms and the establishment of reserve locations close to major primary operator sites have been implemented in several countries and is ongoing in others. Current systems are satisfactory and support daily operations.

Alarm management and routines

Securitas Direct's alarm centres only handle alarms installed by Securitas Direct using standardised products. This ensures that the alarm operators' routines are clear and easy to follow. This also eliminates the risk of uncertainty as to what type of equipment the customer has and the response measures which need to be taken.

Due partly to the recently introduced alarm systems with integrated camera detectors, Securitas Direct is now able to pinpoint the cause of any alarm signal with a very high degree of reliability.

Response

When the operator in the alarm centre establishes that a personnel call-out is required, by applying the various verification methods, this response may be specialised and assigned priority. With crime-related call-outs, several players may be called to the site, providing further security for the customer and for guards. In the case of confirmed service calls, there is no need to involve guards or police, as the problems can be resolved by Securitas Direct's own service personnel.

Follow-up

The installers working for Securitas Direct are exclusively supplied with alarm systems by Securitas Direct. They are Securitas Direct's local representatives in the vicinity of the customer and are thus responsible for ensuring that the system works the way the customer wants. They are in regular contact with the customer to provide service, maintenance and upgrading. This enables Securitas Direct to ensure that the alarm systems that are installed on customer premises work properly.



SALES PROCESS

Securitas Direct's new sales occur through specific targeting of new customers, either by the company's own sales organisation or through local partner companies. Supplementary sales channels, such as alliances with construction and telecom companies, as well as insurance companies, account for a small portion of sales, but this portion is expected to increase in the future. In the Nordic market, most of the new sales are through partner companies, while the majority of sales in the Iberian and Central regions are carried out by Securitas Direct's own sales organisation.

THE PARTNER MODEL

Securitas Direct's sales, installation and service are carried out by the company's own personnel or through local partner companies. The entrepreneurship of these partners is a key driving force behind both sales and the establishment of high-quality service within Securitas Direct. Partners have a high level of loyalty and generally remain loyal to the Securitas Direct concept.

The basic partner structure consists of small companies with small geographic areas.

The partner model that Securitas Direct has developed is based on the idea that partner loyalty increases as the customer base increases. The basis of partner loyalty is that partner companies' financial situation develops favourably and that the partner companies see that they can achieve greater security and success within the framework of concept cooperation with Securitas Direct than by running their own operations. The main principle is that the partner companies should have the same incentive and driving forces as Securitas Direct – that is, that anything that favours the partner companies also favours Securitas Direct.

The success of Securitas Direct's partner model requires that the partner companies enter into the model in the correct manner, and with the proper expectations of return. Securitas Direct has developed a basic framework to govern the recruitment, selection and qualification of new partners. There is also an operating manual describing in detail how the various components of sales, installation and service should be managed to reduce misunderstanding and avoid disputes between the parties.

The Aroundio concept

Within its Consumer business area in the Nordic market, Securitas Direct has developed the Aroundio concept, whereby the partner at the local partner company combines the roles of sales representative and installer and carries out service rounds within a particular district. The partner generally resides in the district for which he or she is responsible. The agent carrying out service rounds performs technical service and often assists guards or police in responding to daytime alarms, while guards or the customer's contact person cooperates with the police in responding to alarms at other times. Aroundio improves the content of Securitas Direct's offering in that customers' sense of security is strengthened by the continuous presence of a partner in the neighborhood.

A corresponding model based on company-employed personnel has been developed in the markets in Spain and Portugal.

The markets in which Securitas Direct operates are divided into many small sales and service districts. The districts vary depending on the type of development, distance, traffic and market maturity. Proximity to customers is key in the creation of valuable service content. This applies both to sales and to technical service and alarm response. The aim is to keep the districts as small and compact as possible, so that responses to emergency service calls or the displacement of guards or police can be kept brief and be carried out quickly.

In Sweden, Aroundio is conducted in franchise form. Securitas Direct's intention is to operate its partner concept as franchises in all markets in the future, as this would simplify and formalise the relationships between Securitas Direct and partner companies.

FLOW CHART


Partner
(Franchisee)
The partner purchases products from the supplier
Supplier
The partner sells all customer rights and obligations to Securitas Direct.
The partner signs an annual service contract.
The partner invoices the customer for installation and products
The partner signs a lease and monitoring contract for Securitas Direct.
The supplier invoices Securitas Direct for rental products.
Customer
Securitas Direct invoices the customer for rent and monitoring.
Securitas Direct

The cooperation between Securitas Direct, the partner company, the alarm product supplier and the customer, when the partner company is a franchisee, is illustrated by the flow chart in the figure above.

In markets in which the partner company are not yet franchisees – that is, all markets except Sweden – the cooperation differs somewhat from the illustration in the above flow chart. In cases where the partner company is a franchisee, the partner invoices the customer for the alarm installation, whereas if the partner company is not the franchisee, Securitas Direct invoices the customer for the installation. Regarding the monthly fee that the customer pays for monitoring and rental fees, however, it is Securitas Direct that invoices the customer, regardless of whether the partner company is a franchisee or not.

Partner recruitment

Securitas Direct focuses strongly on partner recruitment and training. All partners undergo extensive internal training in sales, service and installation. Partners are also trained in business practices and receive support in running their own operations.

Securitas Direct devotes a great deal of effort to identifying potential partners. It places a premium on potential recruits' entrepreneurship, sales and service skills and strong local ties.





> “Our key operational figures have the major advantage of being suitable for use at all levels of the company – from evaluating individual customer relationships to measuring overall Group performance.”
>
> Lars Andersson,
> *CFO, Securitas Direct*

CFO'S COMMENTS ON REVENUE MODEL AND COST STRUCTURE

The dynamics of Securitas Direct's business concept reflect a financial model founded on attracting new customers and taking good care of existing clients. Together, the financial model and business concept are designed to deliver steady growth over time while maintaining low levels of financial risk and a long-term focus on creating the right operational structure in each market.

When new customers join Securitas Direct they pay an initial connection fee for alarm installation and thereafter a monthly charge for monitoring and intervention. The monthly charge is Securitas Direct's most important revenue stream. Customers pay an average connection fee of SEK 5,000 and an average monthly charge of SEK 250 (not including VAT in both cases).

Securitas Direct owns most of the equipment installed on customers' premises and capitalises the cost of this property in the balance sheet as a tangible asset. Depreciation is over five years. Securitas Direct recognises customer rights acquired by its franchise partners as intangible assets in the balance sheet. These assets are amortised over five years. All other costs arising from new sales and installations are expensed in the income statement.

Securitas Direct focuses strongly on recruiting new customers. Since new customers do not pay the full cost of alarm equipment and installation, it is vital that the company retains customers for a long period. Securitas Direct uses the pay back time on new customer investments to measure operational efficiency. If the pay back time is four years it means that the customer must remain with Securitas Direct for more than four years for the investment to be profitable. Historically, the pay back time has been just over three years. In 2005 it was 3.4 years.

Securitas Direct tracks the period of time in which the customers remain with the company by monitoring the cancellation ratio. In the last five years the cancellation ratio has varied from 3.6 percent to 5.6 percent, and in 2005 the figure was 5.3 percent.

Growth has been primarily organic and is expected to remain so for the foreseeable future. The business concept is based on specialisation and standardisation, which makes it difficult to acquire and integrate customers from other companies into the Securitas Direct business system. The aim is to continue the streamlining of basic business processes to create more scope for innovation and the development of improved services, products and market channels.

Over and above the cost of recruiting new customers, the company's main expenses are personnel, technology, property and call-outs.

SECURITAS DIRECT'S FINANCIAL MODEL


Acquisition of new customers
New customer
X
Acquisition cost/customer
=
Total acquisition cost
Handling of current customers
Gross customer portfolio
–
Customer cancellations
=
Net customer portfolio
X
Contribution per month/customer
=
Cash flow for the portfolio
Pay back time
Customer portfolio growth
Cash flow



ESTABLISHMENT IN NEW MARKETS

Two basic factors are decisive in determining the attractiveness of a given market; a large volume potential in terms of potential homes and small companies with purchasing power, and other factors, such as regulations and industry standards which are as small an obstacle as possible for establishment. An established and accessible structure for alarm assistance from the police or guards is an important requirement in terms of the pace at which a market can be developed.

In the future, expansion into a new market will occur on the basis of a joint production platform. In the past year, Securitas Direct has worked to develop a common IT and production platform for alarm monitoring, alarm communication, customer service and invoicing to facilitate establishment in new markets. This means that alarm installations in new markets can be connected with the joint production programme, with access to full functionality, the Group's support functions and backup systems from the very first day. Alarm and customer service operators can be stationed locally or regionally depending on rules and regulations, as well as language skills.

The joint production platform has progressed in its development so that the first countries have transferred from their local production systems to the common platform. Experience from Finland is that production quality is increasing, while local management can focus more on developing local business models and sales. The next step is to introduce this working method to the Central market.

When Securitas Direct becomes established in a market, the establishment is completed in three phases, as reported below. These are based on Securitas Direct's own experience from earlier establishment projects, most recently in Portugal and the Netherlands.

Establishment phase

During the first phase, sales methods and concepts are tested in a small area to become familiar with the market, to implement local adaptations and to build up a clear understanding of how expansion is to progress. Securitas Direct works in a locally defined geographic area to recruit and train future personnel for the business. The production personnel from the joint production platform are responsible for all that is related to production and to the training of local personnel in alarm management, support and administration. The local sales management reports to a business developer in the new market, who is responsible for the local business model and sales strategy. The business developer is also responsible for coordinating the entire establishment project in terms of production and sales functions.

Expansion phase

Following the initial establishment phase, there is the expansion phase, in which Securitas Direct starts geographic expansion in the new market. Securitas Direct's business model is based on the local representative being able to conduct and combine sales and installation and, in certain cases, also service and patrols. Depending on local rules, local wage structure, the industry's training requirements and local recruitment possibilities, expansion is either through the company employing personnel or by recruiting external partner companies. Expansion and recruitment are usually conducted area by area for several years. For a large market with a well-functioning business model, such as Spain, this phase took slightly more than ten years.

ORGANISATIONAL STRUCTURE


President
CFO and staff
Consumer
Nordic
Central
Iberia
Professional
Nordic

SALES BY BUSINESS AREA, 2005


Professional 27%
Consumer 73%

OPERATING INCOME BY BUSINESS AREA, 2005


Professional 42%
Consumer 58%

Development phase

When the basic structure is in place and has national coverage, the foundation has been laid for a strong local sales and service organisation that focuses on continued growth of new customers and service to existing customers. This organisation can now be supplemented by other sales channels to increase interfaces with potential customers. Depending on the market, contact is cultivated with construction companies, realtors, insurance companies, banks, energy companies, telecom operators or other market players with the same target group as Securitas Direct. A large customer base means that service and alarm assistance can become specialised and improved, which further strengthens the customer offering and Securitas Direct's market position.

BUSINESS AREAS AND ORGANISATION

Securitas Direct's product offering and value chain are organised in wireless consumer products and professional products for the more complex, wireline security solutions. Securitas Direct's target group in Consumer is homes and the target group in Professional is small companies. Customers are offered total solutions that comprise alarm installation, service, monitoring and alarm response.

Consumer

Offering

The characteristics of Securitas Direct's offering in the Consumer business area are wireless alarms, safe transfer, advanced verification and the fact that the products are designed to be simple to use and easy to locate in the home. User-friendliness is a particularly prioritised area, which is illustrated, for example, by the Aroundio



concept, in which a badge that is used to activate the alarm has been developed for children and carries the Aroundio logotype. This is an example of Securitas Direct's effort to ensure that the entire family can use alarms in the home. Solutions for managing pets in homes equipped with alarms is also an area to which Securitas Direct has assigned priority.

Nordic

Within the Nordic region, Securitas Direct operates in Sweden, Norway and Finland. Sales, installation and service are carried out through local partner companies. The Aroundio concept is developed most in Sweden, with 100 partner companies, all located south of the Dalälven river. The aim is to raise the number of partner companies in Sweden to 200. In Norway, there are about 50 active partner companies and in Finland about 60.

Central

Securitas Direct's operations in Belgium, France and the Netherlands are in the establishment phase. Installation and service are provided by partner companies, while sales are carried out by Securitas Direct's own personnel.

Iberia

Securitas Direct established itself in Spain in 1994 and has built a well-established structure for its operations there. The Spanish organisation has developed successfully, expanding into Portugal in 2000. The Aroundio model, based on the local representative combining the role of salesman and installer, and service and patrolling in a certain district being conducted by Securitas Direct's own personnel. In Spain, Securitas Direct's own sales organisation is supplemented by a certain number of external sales professionals. Spain also has, to some extent, a tradition of partner companies.

KEY DATA

Consumer

SEK M unless otherwise indicated	Jan.–June IFRS 2006	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Net customer portfolio growth, %	30.0	33.4	42.2	–
Cancellation ratio, %	5.9	6.0	7.5	–
Pay back time for investments in new customers, yrs.	3.3	3.1	2.8	–
Customer portfolio, No. of contracts	604,036	535,372	387,413	–
Sales	1,231	1,973	1,422	724
Sales growth, adjusted for currency fluctuations, %	30.7	31.3	47.4	52.0
Operating income	51	190	135	79
Operating margin, %	4.1	9.6	9.5	10.9
Investments	308	562	397	253

Professional

Offering

Similar to its offering to consumers, Securitas Direct's offering to corporate customers includes sales, installation and service of alarm products. Wireline professional security solutions are more complex than consumer products and are mainly aimed at small companies and local offices. Securitas Direct uses partner companies that also carry out sales, installation and service in the Professional business area. In Professional, however, the services are not all performed by a single person. Instead, these areas of responsibility are assigned to various persons, each of whom specialises on one area. This follows from the greater complexity of the product offering. In the Professional business area, Securitas Direct can adapt the solutions to the customer's requirements, more than in the Consumer business area, because the solutions for corporate customers contain 200–500 components, whereas the consumer solutions contain approximately 20 components.

Nordic

Operations in the Professional business area are concentrated to the Nordic market, however not in Finland.

In Sweden, about 40 local partner companies account for sales, installation and service. These functions are also performed by local partner companies in Norway (about 50 companies), however, some sales are carried out by Securitas Direct's own personnel. In Denmark, sales are carried out by Securitas Direct's own employees, while about 30 partner companies provide installation and service.

KEY DATA

Professional

SEK M unless otherwise indicated	Jan.–June IFRS 2006	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Net customer portfolio growth, %	6.5	7.6	7.0	–
Cancellation ratio, %	4.0	3.5	2.8	–
Pay back time for investments in new customers, yrs.	4.2	4.0	4.1	–
Customer portfolio, No. of contracts	158,538	153,873	156,781	–
Sales	383	733	705	732
Sales growth, adjusted for currency fluctuations, %	6.5	10.0	11.8	17.0
Operating income	65	142	114	99
Operating margin, %	17.1	19.4	16.2	13.5
Investments	23	15	68	110

Legal organisational structure

Securitas Direct is the Parent Company of the Securitas Direct Group and holds 100 percent of the shares of the following subsidiaries. There are no sub-Groups.

Company	Country	Business area
Securitas Aroundio AB	Sweden	Consumer
Securitas Aroundio AS	Norway	Consumer
Securitas Direct Oy	Finland	Consumer
Securitas Direct S.A.S.	France	Consumer
Aroundio BV	Netherlands	Consumer
Securitas Direct NV	Belgium	Consumer
Securitas Direct Espana S.A.U.	Spain	Consumer
Securitas Direct Portugal Lda	Portugal	Consumer
Securitas Direct Sverige AB	Sweden	Professional
Securitas Direct AS	Norway	Professional
Dansikring Direct A/S	Denmark	Professional
Securitas Direct Management BVBA	Belgium	Other
Aroundio Logistics AB	Sweden	Consumer

NUMBER OF EMPLOYEES BY BUSINESS AREA, 2005


Professional 9%
Other 1%
Consumer 90%

EMPLOYEES BY GENDER, 2005


Women 29%
Men 71%

HUMAN RESOURCES

Securitas Direct's HR management is based on the long-term commercial aims and operational plans of the enterprise. The company's culture is characterised by the values of entrepreneurial enterprise, where short decision paths and prompt action, coupled with the assumption of responsibility, are encouraged. The culture also involves a large measure of respect for the aims, abilities and personality of each individual – which is crucial for a company operating in an international environment.

Securitas Direct has a well-developed talent-management process to groom and guarantee access to future entrepreneurs and leaders. The process is driven by the human resources function at Securitas Direct.

Securitas Direct considers itself to enjoy a favourable relationship with its employees and the trade unions to which they belong. The company is committed to ensuring that these relationships remain favourable in the future.



The average number of employees of the Securitas Direct Group amounted to 3,242 persons for the 2005 financial year, an increase of 833 persons compared to year 2004. The figure for the number of Group employees does not include persons working within partner companies.

Of Securitas Direct's total personnel, 29 percent are women and 71 percent men.

AVERAGE NUMBER OF EMPLOYEES

	2005	2004	2003
Nordic	531	444	398
Central	227	202	22
Iberia	2,484	1,763	1,400
Total	3,242	2,409	1,820

SUPPLIERS

In the Consumer business area, Securitas Direct has two main suppliers of alarm products – Secom (Honeywell) and the Israeli company Essence – and the deliveries by these companies are approximately equal. The alarm products are not fully interchangeable, since they support different verification processes in alarm management – however, should cooperation cease or deliveries from one supplier fail to appear for a substantial period, concepts and services can be adapted relatively quickly to a local market. The aim is that alarm products will eventually be developed to be fully interchangeable as regards the basic verification service.

General Electric is the main supplier to the Professional business area. Professional accounts for approximately 10 percent of Securitas Direct's total purchasing. Securitas Direct believes that the advantages of the usage of only one main supplier outweigh the risks as regards development, functionality and quality, compared with using more suppliers. The alarm products whitin Professional is not yet as integrated with the alarm centre systems as the consumer products, and the wireline alarm detectors can be combined with other suppliers' alarm systems, making it easier to find alternative suppliers in the short term. .

Measures in response to alarm signals, such as alarm follow-up and monitoring are carried out by subsuppliers to Securitas Direct. The main suppliers of these services are the local Securitas surveillance companies, which account for more than 90 percent of Securitas Direct's purchasing of such services. In markets in which guard displacement for alarm follow-up is standard industry practice there are several national, regional and local guard companies providing these services. There are almost no suppliers who provide full national geographic coverage, which is why Securitas Direct cooperates, in most countries, directly or indirectly with several regional or local suppliers to be able to deliver full alarm-response service.



CONDENSED FINANCIAL INFORMATION AND COMMENTS ON THE FINANCIAL TREND

Securitas Direct AB applies the International Financial Reporting Standards, IFRS (formerly IAS), as adopted by the European Union (EU), the Financial Accounting Standards Council's recommendation RR30 Supplementary Accounting Regulations for Groups and the Swedish Annual Accounts Act. For periods prior to January 1, 2004, Swedish GAAP (the Financial Accounting Standards Council's recommendations) is applied. These are described in more detail in the company's accounting principles. The transition from Swedish GAAP to IFRS did not result in any significant differences in amounts.

The information in this section is taken from the Securitas Direct Group's interim report for January–June 2006 and the "Consolidated accounts 2005".

ACCOUNTS

CONDENSED INCOME STATEMENTS

SEK M	Jan.–June IFRS 2006	Jan.–June IFRS 2005	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Total sales	1,614	1,284	2,706	2,127	1,495
Production costs	–998	–742	–1,570	–967	–704
Gross income	**616**	**542**	**1,136**	**1,160**	**791**
Sales and administrative expenses	–519	–415	–869	–953	–641
Operating income	**97**	**127**	**267**	**207**	**150**
Net financial items	–14	–10	–21	-20	–26
Income after financial items	**83**	**117**	**246**	**187**	**124**
Taxes	–27	–39	–82	–60	–41
Net income from discountinued operations	–	15	3	7	–
NET INCOME FOR THE YEAR	**56**	**93**	**167**	**135**	**83**

CONDENSED BALANCE SHEETS

SEK M	IFRS June 30, 2006	IFRS Dec. 31, 2005	IFRS Dec. 31, 2004	Previous accounting Dec. 31, 2003
ASSETS				
Fixed assets				
Intangible fixed assets	133	147	47	22
Tangible fixed assets	1,148	1,053	834	571
Financial fixed assets	45	35	146	136
Total fixed assets	**1,326**	**1,235**	**1,027**	**729**
Current assets				
Inventories	367	311	228	155
Current receivables	457	357	317	248
Cash and cash equivalents	195	150	79	36
Total current assets	**1,019**	**818**	**624**	**438**
TOTAL ASSETS	**2,345**	**2,052**	**1,650**	**1,167**
EQUITY AND LIABILITIES				
Equity	**530**	**372**	**92**	**211**
Provisions	45	47	32	12
Financial liabilities	1,030	892	631	534
Current liabilities	740	741	895	410
TOTAL EQUITY AND LIABILITIES	**2,345**	**2,052**	**1,650**	**1,167**

CONDENSED CASH FLOW STATEMENTS

SEK M	Jan.–June IFRS 2006	Jan.–June IFRS 2005	IFRS 2005	IFRS 2004
Cash flow from operating activities before change in working capital	253	240	503	394
Change in working capital	–82	–76	–42	62
Cash flow from operating activities	**171**	**164**	**461**	**456**
Cash flow from investing activities	–331	–287	–733	–483
Total cash flow from operating and investing activities	**–160**	**–123**	**–272**	**–27**
Cash flow from financing activities	202	147	345	70
Cash flow for the period	**43**	**25**	**73**	**43**
Translation difference	1	–2	–1	–
Cash and cash equivalents, beginning of year	151	79	79	36
Cash and cash equivalents, year-end	**195**	**102**	**151**	**79**

KEY DATA

SEK M, unless otherwise stated	Jan.–June IFRS 2006	Jan.–June IFRS 2005	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Sales growth, adjusted for currency fluctuations, %	24	25	23	32	32
Gross margin, %	38.2	42.2	42.0	54.5	52.9
Operating margin, %	6.0	9.9	9.9	9.7	10.0
Capital employed	1,365	1,128	1,114	641	706
Return on capital employed	17.3	23.6	24.0	32.3	21.2
Free cash flow	–159	–123	–119	–18	–
Investments	331	286	581	475	306
Depreciation	190	153	328	254	165
Average number of employees	–	–	3,242	2,409	1,820
Net growth of customer portfolio, %	24.3	29.2	26.7	29.9	–
Cancellation ratio, %	5.4	5.3	5.3	5.6	–
Pay back time for investments in new customers, years	3.7	3.4	3.4	3.1	–
Customer portfolio, No. of contracts	762,574	617,945	689,245	544,194	419,049

Definitions

Gross margin
Gross income as a percentage of total sales.

Operating margin
Operating income as a percentage of total sales.

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

Return on capital employed
Operating income as a percentage of closing balance capital employed.

Cash flow from operating activities
Operating income adjusted for depreciation according to plan, financial income and expenses, income tax and changes in accounts receivable and in other operating capital employed.

Free cash flow
Cash flow from operating activities less investments in fixed assets.

Depreciation
Total depreciation during the year.

Average number of employees
Average of the number of employees at the beginning and at the end of the year.

Net growth of customer portfolio
The number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.

Cancellation ratio
Customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.

Pay back time for investments in new customers
The average net investment per new customer in relation to the average net contribution per customer and month.

Customer portfolio
The number of paying customers on the closing date.

COMMENTS ON THE FINANCIAL TREND

First six months of 2006 in relation to corresponding period of 2005 (IFRS)

Sales

Sales amounted to SEK 1,613 M compared with SEK 1,284 M during the corresponding period of 2005. Adjusted for exchange-rate effects, growth amounted to 24 percent. This increase was primarily attributable to the Consumer business area.

Sales in the Consumer business area rose by 31 percent during the first six months of 2006 to SEK 1,231 M, compared with SEK 929 M during the corresponding period of 2005.

Sales in the Professional business area continued to trend positively during the first six months of 2006, rising by 7 percent to SEK 383 M from SEK 354 M during the corresponding period of 2005.

The Consumer and Professional business areas' sales accounted for 76 percent and 24 percent, respectively, of total sales during the first six months of 2006, compared with 72 percent and 28 percent, respectively, during the corresponding period of 2005.

Operating income

Operating income declined by SEK 97 M during the first six months of 2006 from SEK 127 M during the corresponding period in 2005. The operating margin changed to 6.0 percent from 9.9 percent.

This change in operating income is due to Securitas' distribution of trademark and management fees of approximately SEK 18 M. To achieve the desired legal and operating structure, internal Securitas sale of part of a customer portfolio was implemented. This resulted in a loss of approximately SEK 4 M.

Certain costs relating to the imminent stock-market listing also had an adverse effect on income.

The operating income for Consumer fell to SEK 51 M during the first six months of 2006 from SEK 76 M in the year-earlier period. The operating margin for the first six months of 2006 declined to 4.1 percent from 8.1 percent during the corresponding period in 2005.

This change was due mainly to distribution of the trademark fee. This distribution had not been made earlier and is to be regarded as an extension of the supplementary fee for the trademark contract signed by Securitas Direct and Securitas.

Professional's operating income rose to SEK 65 M in the first six months of 2006 from SEK 63 M during the year-earlier period. The operating margin declined to 17.1 percent from 17.8 percent during the year-earlier period. The change was due mainly to distribution of the trademark fee.

Net financial items and tax

Securitas Direct's net financial items were in a negative amount of SEK 14 M during the period, compared with negative SEK 10 M in the corresponding period in 2005.

Securitas Direct's tax expenses amounted to SEK 27 M during the period, compared with SEK 39 M during the corresponding period of 2005.

Capital employed

On June 30, 2006, capital employed totaled SEK 1,365 M, compared with SEK 1,128 M at the same date in 2005.

The return on capital employed was 17 percent for the first six months of 2006, compared with 24 percent for the year-earlier period.

Investments

Investments in tangible fixed assets amounted to SEK 331 M during the first six months of 2006 compared with SEK 287 M in the corresponding period of 2005. The investments corresponded to 21 percent of sales, compared with 22 percent for the year-earlier period.

Total investments within Consumer and Professional during the period pertained mainly to facilities (or parts thereof) that were installed on customers' premises.

Cash flow

During the first six months of 2006, cash flow from operating and investing activities was negative at SEK 160 M, compared with a negative amount of SEK 123 M in the corresponding period of 2005.

2005 compared with 2004 (IFRS)

Sales

Sales amounted to SEK 2,706 M, compared with SEK 2,127 M in 2004, an increase of 27 percent. Organic growth amounted to 23 percent. The increase was mainly attributable to the Consumer business area.

Sales in the Consumer business area rose to SEK 1,973 M, compared with SEK 1,422 M in 2004. Consumer showed healthy sales growth and outperformed the market in 2005. Growth was strongest in Iberia and Nordic.

Professional's performance remained favourable in 2005, rising to SEK 733 M from SEK 704 M in 2004. Demand for professional products showed healthy growth in 2005.

The Consumer and Professional business areas' sales accounted for 73 percent and 27 percent, respectively, of total sales in 2005, compared with 66 percent and 34 percent in 2004.

Operating income

Operating income rose to SEK 267 M from SEK 207 M in 2004. The operating margin rose to 9.9 percent from 9.7 percent.

To achieve the desired legal and operating structure, part of a customer portfolio was sold internally in the Securitas Group, providing capital gains of SEK 19 M.

The improvement in operating income in the operating units was strongest in Iberia.

Operating income for the Consumer business area increased to SEK 190 M in 2005 from SEK 135 M in 2004. The operating margin rose during 2005 to 9.6 percent, from 9.5 percent in 2004.

Operating income for the Professional business area increased to SEK 143 M in 2005, from SEK 115 M in 2004. The operating margin rose to 19.4 percent in 2005, from 16.2 percent in 2004.

Net financial items and tax

Securitas Direct's net financial items were negative at SEK 21 M in 2005, compared with negative SEK 20 M in 2004.

Securitas Direct's tax expenses amounted to SEK 82 M in 2005, compared with SEK 60 M in 2004.

Capital employed

On December 31, 2005, capital employed totaled SEK 1,114 M, compared with SEK 641 M in 2004.

The return on capital employed was 24 percent in 2005, compared with 32 percent in 2004.

Investments

Investments in tangible fixed assets amounted to SEK 581 M in 2005 compared with SEK 474 M in 2004. The investments corresponded to 21 percent of sales, compared with 22 percent in 2004.

Total investments within Consumer and Professional in 2005 pertained mainly to facilities (or parts thereof) installed on customer premises.

Cash flow

During 2005, cash flow from operating and investing activities was negative at SEK 272 M, compared with a negative amount of SEK 27 M in 2004.

2004 (IFRS) compared with 2003 (Swedish GAAP)

Sales

Sales in 2004 amounted to SEK 2,127 M, compared with SEK 1,495 M in 2003. Organic growth was strongest in the Consumer business area.

Sales in the Consumer business area rose to SEK 1,422 M in 2004, compared with SEK 724 M in 2003. Consumer showed healthy sales growth and outperformed the market in 2004.

Professional's sales declined to SEK 705 M from SEK 732 M in 2003.

The Consumer and Professional business areas' sales accounted for 67 percent and 33 percent, respectively, of total sales in 2004.

Operating income

Operating income rose to SEK 207 M from SEK 150 M in 2003, an increase of 38 percent. The operating margin declined marginally from 10.0 percent in 2003 to 9.7 percent in 2004.

Operating income developed most strongly in the Iberian market.

Consumer's operating income increased to SEK 135 M in 2004 from SEK 79 M in 2003.

Professional's operating income rose to SEK 115 M in 2004 from SEK 99 M in 2003. The operating margin rose to 16.2 percent in 2004 from 13.5 percent in 2003.

Net financial items and tax

Securitas Direct's net financial items were negative at SEK 20 M in 2004, compared with negative SEK 22 M in 2003.

Securitas Direct's tax expenses amounted to SEK 60 M in 2004, compared with SEK 41 M in 2003.

Capital employed

On December 31, 2004, capital employed totaled SEK 641 M, compared with SEK 706 M in 2003.

The return on capital employed was 32 percent in 2004, compared with 22 percent in 2003.

Investments

Investments in tangible fixed assets amounted to SEK 474 M in 2004 and corresponded to 22 percent of sales.

Total investments within Consumer and Professional in 2004 pertained mainly to facilities (or parts thereof) installed on customer premises.

Cash flow

During 2004, cash flow from operating and investing activities was negative at SEK 27 M.

Sensitivity analysis

Securitas Direct's sales and earnings are affected by a wide range of different factors. The impact of changes in a number of selected key factors on Securitas Direct is presented below. Estimated effects are based on the financial year 2005 and must be viewed as an assessment of the effects following an isolated change in a particular variable.

- A depreciation of SEK against EUR by 5 percentage points would have a favourable impact on sales of approximately SEK 85 M. A depreciation of SEK against EUR of 5 percentage points would have a favourable impact on operating income of about SEK 10 M.
- A change in the cost of acquiring a new customer by 10 percentage points would have an impact of approximately 0.4 years on the pay back time.
- A change in the contribution per customer by 10 percentage points would have an impact of approximately 0.4 years on the pay back time.
- As Securitas Direct net invests in new customers, approximately 60 percent of the investment costs are related to equipment, which Securitas Direct owns and depreciates over five years, and approximately 40 percent are related to sales, installation and administration, which are expensed in the income statement.

A decrease of the pay back time for investments in new customers by 1 year decreases the investment costs for acquiring a new customer by approximately SEK 1,500. Given that all investment costs can be attributed to sales, installations and administration, a decrease of the pay back time by 1 year would have a favourable impact on operating income of about SEK 250 M. On the other hand, if all investment costs can be attributed to equipment installed on customers' premises and owned by Securitas Direct (equipment that is depreciated over five years), a decrease of the pay back time by 1 year would have a favourable impact on operating income of about SEK 50 M. If the pay back time for investments in new customers would increase by 1 year, the opposite conditions would hold.

- A change in the cancellation ratio by 1 percentage point would have a SEK 20 M impact on operating income.

Segment information for Securitas Direct within Securitas

In all essential respects, the segment information that Securitas has reported for the Direct segment matches the "Consolidated accounts 2005" for Securitas Direct presented in the prospectus. Sales for 2003 and 2004 are somewhat lower in the "Consolidated accounts 2005", at the same time as operating income for 2003–2005 is somewhat higher. Capital employed for all of the years in the 2003–2005 period is slightly lower than in the "Consolidated accounts 2005". The differences are attributable to the divestment of a shareholding in Alert Services Holding N.V. ("ASH"), a Belgian joint venture, to Securitas in June 2005, and to the acquisition of a number of the said company's subsidiaries. Securitas Direct also sold a holding in Securitas Direct S.A., a joint venture in Switzerland, to Securitas in December 2005. For 2003, a difference pertaining to the Finnish operations is included for the entire year in the segment information but only from December 2003 in the "Consolidated accounts 2005". With respect to capital employed, there is also a difference pertaining to deferred tax assets for 2005.

Segment information from Securitas's 2005 annual report is presented in the table to the right.

Trends and significant changes since June 30, 2006

Sales and the connection of new customers have been favourable to date during 2006 and are estimated to follow the same trend during the remainder of the year. During the first half of the year, Securitas Direct took over some logistics handling in the Nordic region from Securitas Systems. Securitas Direct in Iberia has elected to expand its inventories of security products. As a result, Securitas Direct has taken over and built up inventories compared with prior years.

Production costs are expected to track inflation in each country where operations are conducted. Thanks to increased volumes from Securitas Direct, a certain reduction in the price of certain components included in alarm installations has been achieved.

The price charged to the customer for corresponding products has tracked the market trend in each particular market. Since Securitas Direct is introducing a new standard, featuring increased product content, such as GSM, GPRS and camera detectors, the price charged to the customer has risen slightly.

On August 31, 2006, Securitas granted an unconditional cash capital contribution of SEK 835 M and remitted a non interest-bearing liability of SEK 47 M, corresponding to a total capital contribution of SEK 882 M. As part of this capitalisation, Securitas Direct has concluded a credit facility agreement totaling SEK 1.5 billion, in accordance with what is described in the "Equity, indebtedness and other financial information" section on pages 42–43. Otherwise, no significant changes in the Securitas Direct Group's financial or market position have occurred since June 30, 2006.

KEY DATA

Segment information from Securitas's 2005 annual report.

SEK M	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Earnings			
Total sales	*2,706*	*2,148*	*1,680*
Organic sales growth, %	*23*	*28*	*28*
Operating income before depreciation	*258*	*201*	*153*
Operating margin, %	*9.5*	*9.4*	*9.1*
Goodwill amortisation	–	–	–4
Amortisation of acquisition-related intangible fixed assets	–9	–6	–
Acquisition-related restructuring costs	–	–	–
Operating income after depreciation	**249**	**195**	**149**
Cash flow from operations			
Operating income before depreciation	258	201	153
Investments in fixed assets	–577	–443	–341
Reversal of depreciation/amortisation	316	236	162
Change in operating capital employed	–16	42	7
Cash flow from operations	**–19**	**36**	**–19**
Cash flow from operations, %	*–7*	*18*	*–12*
Capital employed and financing			
Operating fixed assets	815	843	669
Accounts receivable	234	232	178
Other assets	714	299	241
Other liabilities	660	543	388
Total operating capital employed	**1,103**	**831**	**700**
Goodwill	51	13	16
Acquisition-related intangible fixed assets	55	13	–
Total capital employed	**1,209**	**857**	**716**
Operating capital employed as a % of sales	*41*	*39*	*42*
Return on capital employed, %	*21*	*24*	*21*

PRO FORMA ACCOUNTS

PRO FORMA ACCOUNTING IN GENERAL

Prior to the distribution and listing of Securitas Direct, a limited restructuring was implemented during 2005 to create the new Securitas Direct Group. Equity on August 31, 2006 rose by SEK 882 M, as a result of an unconditional cash capital contribution of SEK 835 M combined with the remission of a non interest-bearing liability of SEK 47 M. In connection with its separation from Securitas, Securitas Direct will utilise the credit facility arranged with a number of banks for the financing of other operations and to replace the internal debts and receivables.

A minority share of 25.01 percent in Alert Services Holding was sold by Securitas Direct to Securitas AB as of June 30, 2005, and a 50-percent ownership share in Securitas Direct Schweiz was sold to Securitas as of December 31, 2005.

The pro forma accounts below were prepared to illustrate how the Securitas Direct Group could have appeared if the Group had been formed and the capital structure had been established on January 1, 2005 with respect to the pro forma income statement for 2005. With respect to the pro forma accounts for the first six months of 2006, it was assumed that the Group had been formed and the capital structure had been established as of January 1, 2006 with respect to the pro forma income statement and as of June 30, 2006 with respect to the pro forma balance sheet.

Pro forma accounting is intended to describe a hypothetical situation and has been prepared only for illustrative purposes to provide information and in order to illustrate facts, and is not intended to present either the financial position or the income that the Group would actually have achieved if the Group had been established on the aforementioned dates. Neither do the pro forma accounts show the actual financial position or income of Securitas Direct for any future date or period.

The pro forma accounts are based on Securitas Direct's revised accounts for 2005 and on the Securitas Direct interim report for the period from January to June 2006.

ACCOUNTING PRINCIPLES FOR THE SECURITAS DIRECT GROUP

The pro forma accounts were prepared in accordance with the accounting principles applying for the Securitas Direct Group. For a presentation of these principles, see pages 80–83.

The accounting principles are in accordance with International Financial Reporting Standards (IFRS).

ADJUSTMENTS AND ASSUMPTIONS

General

In the pro forma accounts below, adjustments were made for the changes expected to be of a permanent nature for the new Securitas Direct Group.

Fiscal year from January 1 to December 31, 2005

Adjustments in the income statement

Sales and administration costs were increased by a total of SEK 51 M in the pro forma accounts. This sum related to the following items:

- SEK 28 M in increased administration costs relating to costs for additional personnel, as well as the corporate functions required in an independent exchange-listed company.
- SEK 4 M relating to increased costs for management and trademark fees to the level to be paid in the future. As of October 1, 2006, a trademark fee of 0.2 percent of sales will be paid to Securitas.
- SEK 19 M relating to a capital gain in conjunction with the sales of a customer portfolio in Belgium. This sale took place on January 1, 2005. The capital gain in conjunction with the sale was of a non-recurring nature and was therefore eliminated in the pro forma accounts.

On June 30, 2006, an additional part of a customer portfolio in Belgium was sold internally within the Securitas Group. The customer portfolio was estimated to have generated sales revenues of SEK 10 M, costs of SEK 7 M and thus gross income of SEK 3 M during 2005. All items were eliminated in the pro forma accounts.

The costs for Securitas Direct's financing were recalculated according to the terms regarding arrangement fees, margins and guarantee provisions included in the signed agreement for future credit facilities. Calculation of net financial items was based on the assumption that the Group was without debt on January 1, 2005. Calculation of pro forma borrowing was based on actual successive increases in the Group's net debt per quarter.

Pro forma interest costs are based on the prevailing three-month fixed interest rate for each quarter, plus a margin for the future credit facility.

In the consolidated accounts, the net income of the sale of an associated company plus a joint venture totaling SEK 3 M was reported as "Net income from discountinued operations" and eliminated in its entirety in the pro forma accounts.

The tax rate in the pro forma income statement amounted to slightly less than 33.3 percent, which was in line with the estimated future tax rate for the Group.

Six-month period from January 1 to June 30, 2006

Adjustments in the income statement

Sales and administration costs were reduced by a total of SEK 13 M in the pro forma accounts. This sum related to the following items:

- SEK 13 M in increased administration costs for additional personnel, as well as the corporate functions required in an independent exchange-listed company.
- SEK 15 M in reduced management and trademark fees to the level to be paid in future. As of October 1, 2006, a trademark fee of 0.2 percent of sales will be paid to Securitas.
- SEK 7 M in non-recurring costs in conjunction with the exchange listing which were charged against income during the first half of 2006.
- SEK 4 M relating to a loss in conjunction with a Securitas-internal sale of part of a customer portfolio in Belgium. The sale took place on June 30, 2006. The loss in conjunction with the sale was of a non-recurring nature and was therefore eliminated in the pro forma accounts.

The customer portfolio sold on June 30, 2006 was estimated to have generated sales revenues of SEK 5 M, costs of SEK 3 M and thus gross income of SEK 2 M during the first six months of 2006. All items were eliminated in the pro forma accounts.

The costs for the Securitas Direct Group's financing were recalculated according to the terms regarding arrangement fees, margins and guarantee provisions included in the signed agreement for future credit facilities. Calculation of net financial items was based on the assumption that the Group was without debt on January 1, 2006. Calculation of pro forma borrowing was based on actual successive increases in the Group's net debt per quarter.

The pro forma interest cost is based on the three-month fixed interest rate for each quarter applicable at the time, plus a margin for future credit facilities.

The tax rate amounted to 33.3 percent, which was in line with the estimated future tax rate for the Group.

Adjustments in the balance sheet

All changes in the income statement also affected the balance sheet, implying that net income for the year increased by SEK 14 M. The capital contribution in cash of SEK 835 M reduced other current debt. The remission of a non interest-bearing liability of SEK 47 M, combined with the impact of earnings amounting to SEK 14 M, reduced other current liabilities by a total of SEK 61 M.

ACCOUNTS PRO FORMA

INCOME STATEMENT

SEK M	Jan.–June 2006 Securitas Direct	Jan.–June 2006 Adjustments	Jan.–June 2006 Pro forma	2005 Securitas Direct	2005 Adjustments	2005 Pro forma
Total sales	1,614	–5	1,609	2,706	–10	2,696
Production costs	–998	3	–995	–1,570	7	–1,563
Gross income	**616**	**–2**	**614**	**1,136**	**–3**	**1,133**
Selling and administrative expenses	–519	13	–506	–869	–51	–920
Operating income	**97**	**11**	**108**	**267**	**–54**	**213**
Result from financial investments						
Financial income	2	–	2	3	–	3
Financial expense	–15	10	–5	–24	13	–11
Income before taxes, continuing operations	**83**	**21**	**105**	**246**	**–41**	**205**
Taxes	–27	–7	–35	–82	14	–68
Net income from discontinued operations	–	–	–	3	–3	–
NET INCOME FOR THE YEAR	**56**	**14**	**70**	**167**	**–31**	**137**

BALANCE SHEETS

SEK M	Securitas Direct	June 30, 2006 Adjustments	Pro forma
ASSETS			
Fixed assets			
Goodwill	25	–	25
Customer portfolio	51	–	51
Other intangible fixed assets	58	–	58
Machinery and equipment	1,148	–	1,148
Deferred tax assets	40	–	40
Other long-term receivables	5	–	5
Total fixed assets	**1,327**	**–**	**1,327**
Current assets			
Inventories	367	–	367
Accounts receivable	286	–	286
Other current receivables	171	–	171
Short-term investments	10	–	10
Cash and cash equivalents	185	–	185
Total current assets	**1,019**	**–**	**1,019**
TOTAL ASSETS	**2,346**	**–**	**2,346**
EQUITY AND LIABILITIES			
Equity			
Share capital	365	–	365
Other capital contributions	155	882	1,037
Other reserves	3	–	3
Retained earnings/losses	–49	–	–49
Net income for the year	56	14	70
Total equity	**530**	**896**	**1,426**
Long-term liabilities			
Other long-term liabilities	–	–	–
Deferred tax liability	40	–	40
Other provisions	6	–	6
Total long-term liabilities	**46**	**–**	**46**
Current liabilities			
Other short-term loan liabilities	1,030	–835	195
Accounts payable	272	–	272
Other current liabilities	468	–61	407
Total current liabilities	**1,770**	**–896**	**874**
TOTAL EQUITY AND LIABILITIES	**2,346**	**–**	**2,346**

KEY DATA

SEK M, unless stated otherwise	Jan.–June, 2006	2005
Gross margin, %	38.2	42.0
Operating margin, %	6.7	7.9
Capital employed	1,411	1,090
Return on capital employed, %	15.2	19.5
Investments	331	581
Depreciation	190	328
Average number of employees	–	3,242
Net growth of customer portfolio, %	24.3	26.7
Cancellation ratio, %	5.4	5.3
Pay back time for investments in new customers, Yrs.	3.7	3.4
Customer portfolio, No. of contracts	762,574	689,245
Number of outstanding shares	365,058,897	365,058,897
Earnings per share, SEK	0.19	0.37
Equity per share, SEK	3.91	2.43

Definitions

Gross margin
Gross income as a percentage of total sales.

Operating margin
Operating income as a percentage of total sales.

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

Return on capital employed
Operating income as a percentage of closing balance capital employed.

Depreciation
Total depreciation during the year.

Average number of employees
Average of the number of employees at the beginning and at the end of the year.

Net growth of customer portfolio
The number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.

Cancellation ratio
Customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.

Pay back time for investments in new customers
The average net investment per new customer in relation to the average net contribution per customer and month.

Customer portfolio
The number of paying customers on the closing date.

AUDITOR'S REPORT REGARDING PRO FORMA FINANCIAL STATEMENTS

To the Board of Directors of Securitas Direct AB (Publ)

AUDITOR'S REPORT REGARDING PRO FORMA FINANCIAL STATEMENTS

We have reviewed the pro forma financial statements presented on pages 36–40 in Securitas Direct AB's prospectus dated 5 September 2006.

The pro forma financial statements have been prepared only for the purpose of providing information on the manner in which a restructuring within the Securitas Group and the formation of the Securitas Direct Group could have affected the consolidated balance sheet for Securitas Direct AB as per 30 June 2006 and the consolidated income statement for Securitas Direct AB for the first half of 2006 and for financial year 2005.

THE BOARD OF DIRECTORS AND MANAGING DIRECTOR'S RESPONSIBILITY

The preparation of the pro forma financial statements in accordance with the requirements of the Prospective Directive 809/2004/EC is the responsibility of the Board of Directors and Managing Director.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion in accordance with Appendix II, point 7 of the Prospective Directive 809/2004/EC. We have no obligation to provide any other opinion regarding the pro forma financial statements or any of their components. We take no responsibility for the financial information used in compiling the pro forma financial statements other than the responsibility we have for the auditor's reports regarding historical financial information we submitted previously.

WORK PERFORMED

We performed our work in accordance with draft recommendation RevR 5, Prospectus auditing, issued by FAR, the institute for the accounting profession in Sweden. Our work has primarily comprised the comparison of the non-adjusted financial information with existing historical financial information, assessment of the documentation for the pro forma adjustments and discussing the pro forma financial statements with company management. Our work did not include an audit of the underlying financial information.

We planned and conducted our work in order to obtain the information and explanations we deemed necessary to obtaining a high, but not absolute, degree of assurance that the pro forma financial statements were prepared in accordance with the circumstances stated on 36–40.

As the pro forma financial statements constitute a hypothetical situation and therefore do not describe the company's actual results, we cannot express an opinion as to whether the actual result would have been in agreement with the contents of the pro forma financial statements. Variances can prove to be significant.

STATEMENT

It is our opinion that the pro forma financial statements were prepared in accordance with the circumstances stated on pages 36–40 and in accordance with the accounting principles applied by the company.

Stockholm, 5 September 2006

PricewaterhouseCoopers AB
Magnus Brändström
Authorised Public Accountant

EQUITY, INDEBTEDNESS AND OTHER FINANCIAL INFORMATION

EQUITY AND INDEBTEDNESS

The following is an account of Securitas Direct's capitalisation as per June 30, 2006. For an assessment of how the Securitas Direct Group under formation would have been capitalised at June 30, 2006, reference is made to the "Pro forma accounts" section on page 36. For an account of the Securitas Direct Group's cash flow, reference is made to the "Condensed financial information and comments on the financial trend" section on pages 31–35.

SEK M	June 30, 2006
Total current liabilities	
Against guarantee or surety	–
Against collateral	–
Without guarantee/surety or collateral	1,770
Total long-term liabilities	
Against guarantee or surety	–
Against collateral	–
Without guarantee/surety or collateral	45
Equity	
Share capital	365
Other restricted equity	3
Unrestricted equity	161
Total capitalisation	**2,345**

Off balance sheet, Securitas Direct also had contingent liabilities of approximately SEK 12 M at June 30, 2006 in the form of guarantees issued. Additional contingent liabilities of approximately SEK 46 M will be taken over from Securitas AB during the third quarter.

NET INDEBTEDNESS

The following is an account of Securitas Direct's net indebtedness as per June 30, 2006. For an assessment of how the net indebtedness of the Securitas Direct Group under formation would have been at June 30, 2006, reference is made to the "Pro forma accounts" section on page 36.

	SEK M	June 30, 2006
(A)	Cash	185
(B)	Other cash and cash equivalents	–
(C)	Current financial investments	10
(D)	Liquidity (A)+(B)+(C)	195
(E)	**Current financial receivables**	–
(F)	Short-term bank loans	–
(G)	Current portion of long-term liabilities	–
(H)	Other current financial liabilities	1,030
(I)	**Current financial liabilities (F)+(G)+(H)**	1,030
(J)	**Current financial net indebtedness (I)-(E)-(D)**	835
(K)	Long-term bank loans	–
(L)	Bond loans outstanding	–
(M)	Other long-term liabilities	–
(N)	**Long-term financial net indebtedness (K)+(L)+(M)**	–
(O)	**Financial net indebtedness (J)+(N)**	835

ACCOUNT OF WORKING CAPITAL

The need of working capital is connected to growth in the customer portfolio. Customer growth is normally relatively evenly spread over the year, although the third quarter is somewhat stronger than the other quarters because primarily Iberia notes a sales increase ahead of the August vacation period. Financing of the customer acquisitions occurs through internally generated cash flow and through external financing.

To secure the financing of working capital requirements, committed lines of credit totaling SEK 1.5 billion have been received from four banks. The committed lines of credit have a term of five years with a two-year option on extension. The facility carries variable interest. Conditions for the line of credit include Securitas Direct satisfying certain covenants pertaining to the Group's net indebtedness in relation to operating income before financial items, tax, depreciation and impairment (EBITDA). The credit agreement also contains a customary clause entitling the creditors to demand premature repayment of the loan if control of the company changes.

In the view of the Securitas Direct Board of Directors, the above credit facility of SEK 1.5 billion is fully sufficient to cover the Group's current working capital and financing requirements.

FINANCE POLICY

Securitas Direct is exposed to risks related to financial instruments, such as cash equivalents, accounts receivable, accounts payable and loans. The main risks related to these instruments are:

- Interest rate risks pertaining to cash equivalents and loans
- Financing risks pertaining to the company's capital requirements
- Currency risks
- Credit risks attributable to financial and commercial activities

The Board of Directors of Securitas Direct has adopted a finance policy for the entire Group, which governs how financial risks are to be managed and controlled. Financial risk management has mainly been centralised to the finance department in Malmö. The Group's policy also includes guidelines governing the manner in which operating risks associated with the management of financial instruments are to be dealt with, such as distinct division of responsibility and assignments, and regulation of authorisation.

Cash and cash equivalents

The Group's short-term liquidity is secured by maintaining a liquidity reserve consisting of cash assets and other

short-term investments. Securitas Direct's objective is that its cash and cash equivalents, including unutilised committed lines of credit, will amount to at least 5 percent of the Group's annual sales. The finance policy stipulates that cash and cash equivalents must be invested in interest-bearing instruments issued by governments with a credit rating of at least AA+ according to Standard & Poor's or a similar rating institute, or be deposited in banks with a short-term credit rating of at least A-1 according to Standard & Poor's or a similar rating institute. Follow-up and monitoring are conducted at the corporate level by the finance department.

Borrowing

The Group's debt management is undertaken by the finance department to ensure efficiency and to control risks. Loans are raised mainly at the Parent Company level and are transferred to subsidiaries in the form of internal loans or capital contributions. Derivative instruments must, if possible, be avoided.

Interest-rate risk pertaining to long-term borrowing

According to the finance policy, the comparative benchmark for the long-term debt portfolio is that the average interest-maturity period should be six months. Supported by a risk mandate obtained from the Board of Directors, the finance department may decide to deviate from this comparative benchmark, although an interest-maturity period of one year must never be exceeded.

Financing risk

The financing risk is the risk that the financing of the Group's capital requirements and refinancing of outstanding loans is impeded or becomes more expensive. By maintaining an even maturity profile for borrowing and by avoiding short-term borrowing that exceeds the liquidity limits set in the finance policy, the financing risk can be reduced. Not more than 25 percent of the Group's total external borrowing and credit facilities are allowed to mature within 12 months. The Group's aim is that the average maturity of long-term liabilities should be in excess of three years and to have an evenly spread maturity profile. The banks used by the Group must have a short-term credit rating of at least A-1 according to Standard & Poor's or a similar rating institute.

Currency risk

Although Securitas Direct's accounts are denominated in SEK, the Group has operations in several European countries. This exposes the Group to currency risks resulting from unfavourable changes in exchange rates having an adverse impact on earnings and equity. In order to manage these effects, the Group hedges its currency risks within the framework of the finance policy. The Group's overall exposure to currency risk is managed centrally. Securitas Direct's currency risks pertain mainly to EUR, NOK and DKK.

Transaction exposure from commercial flows

Because Securitas Direct has limited transactions between countries and its external invoicing occurs exclusively in local currency, only a very limited amount of transaction exposure arises. Accordingly, no hedging of any such exposure will be required initially. However, this strategy will be evaluated continuously in connection with the examination of actual outcomes.

Translation exposure when consolidating units from outside Sweden

Exchange-rate changes also affect the Group's earnings in connection with the translation of income statements of foreign subsidiaries into SEK. Securitas Direct does not hedge this risk because the subsidiaries mainly operate in local currencies, and their competitiveness is not affected by changes in exchange rates and because the Group has an overall healthy geographic diversification.

Exposure of net investments (translation exposure in the balance sheet)

The foreign subsidiaries' assets less their liabilities constitute a net investment in foreign currency giving rise to a translation difference on consolidation. To limit the effects of translation differences on the Group's equity, and thus its capital structure, Securitas Direct strives for a balance between the Group's net debt and equity in each particular Group currency. Hedging of any net investments at Group level will occur in the Swedish Parent Company.

Credit risk

Credit risk is specified according to credit risk associated with accounts receivable and financial credit risk.

Credit risk in accounts receivable

The Group's accounting policy contains rules for ensuring that the management of customer credits includes credit valuation, credit limits, decision-making levels and the management of uncertain accounts receivable to ensure that sales occur to customers with suitable creditworthiness. Because the Group has a large number of customers in several countries, no concentration of credit risk exists.

Financial credit risk

The Group has established principles limiting the size of credit exposure in relation to each individual bank or other counterparty. Cash and cash equivalents may only be invested in government securities or be deposited in banks with a high official credit rating. To limit credit risks, transactions occur primarily with banks with a high official credit rating.

INTERIM REPORT JANUARY – JUNE 2006

Continued strong growth with stable underlying income

- Net growth of customer portfolio amounted to 24.3 percent (29.2)
- Cancellation ratio amounted to 5.4 percent (5.5)
- Pay back time for investments in new customers was 3.7 years (3.4)

Net growth and cancellation ratio are based on rolling 12-month values, while pay back time applies to the current period.

SECOND QUARTER APRIL – JUNE 2006

- Sales amounted to KSEK 831,507 (671,640)
- Adjusted for currency fluctuations, sales growth amounted to 24 percent (25)
- Adjusted operating income amounted to KSEK 59,907 (54,619)
- The adjusted operating margin was 7.2 percent (8.1)
- Net income amounted to KSEK 23,968 (39,628)
- Earnings per share amounted to SEK 0.07 (0.11)

SIX-MONTH PERIOD JANUARY – JUNE 2006

- Sales amounted to KSEK 1,613,875 (1,284,165)
- Adjusted for currency fluctuations, sales growth amounted to 24 percent (25)
- Adjusted operating income amounted to KSEK 125,293 (108,023)
- The adjusted operating margin was 7.8 percent (8.4)
- Net income amounted to KSEK 55,611 (92,553)
- Earnings per share amounted to SEK 0.15 (0.25)

COMMENTS FROM THE CEO

"We can put yet another successful quarter behind us in which net growth exceeded the growth target of 20 percent annually by a wide margin. This means that nearly 150,000 customers were added over the most recent 12-month period.

The margin after adjustment for items affecting comparability remained stable.

The greatest challenge for Securitas Direct is to maintain a high growth rate. We are therefore working constantly to strengthen our offering and to increase efficiency in sales.

Introduction of the new concepts with image verification was implemented in several countries. The positive reception strengthens our position as market leader.

The implementation of a Group-wide systems and production platform is proceeding according to plan and will facilitate future expansion to new markets, while increasing efficiency and quality."

KEY FINANCIAL DATA FOR THE GROUP

Operating	June 30, 2006	June 30, 2005	Dec. 31, 2005
Net growth of customer portfolio, %	24.3[1]	29.2	26.7
Customer portfolio, no. of contracts	762,574	617,945	689,245
Cancellation ratio, %	5.4	5.5	5.3
Pay back time, years	3.7	3.4	3.4

1) Adjusted for sale of 4,174 monitored alarms to Securitas.

Net growth and cancellation ratio are based on 12-month rolling figures, while pay back time is for the six-month period.

Financial KSEK	April – June 2006	April – June 2005	January – June 2006	January – June 2005	January – December 2005
Sales	831,507	671,640	1,613,875	1,284,165	2,705,949
Sales growth adjusted for currency fluctuations, %	24	25	24	25	23
Operating income	43,121	54,267	96,590	126,896	266,555
Adjustment for items affecting comparability[1]	16,786	352	28,703	–18,873	–17,827
Adjusted operating income	59,907	54,619	125,293	108,023	248,728
Adjusted operating margin, %	7.2	8.1	7.8	8.4	9.2
Income before tax	35,951	49,289	82,958	117,142	246,012
Earnings per share after full tax, SEK	0.07	0.11	0.15	0.25	0.46
Operating capital employed	–	–	1,370,497	1,150,971	1,010,356
Capital employed	–	–	1,364,783	1,127,887	1,114,197
Return on capital employed, %	–	–	17.3	23.6	24.0
Free cash flow	–51,015	–84,249	–159,365	–122,638	–119,967

1) SPECIFICATION OF ITEMS AFFECTING COMPARABILITY

Items affecting comparability arose in the process of adapting Securitas Direct as an exchange-listed company.

Operating income for the reporting period was affected by a non-recurring expense totaling KSEK 3,870 relating to an intra-Group sale of a customer portfolio in Belgium.

Items affecting comparability also include a management and trademark fee that Securitas Direct paid to Securitas AB. During the first six months, these expenses amounted to KSEK 17,833 (expense: 703). Following the exchange listing and in future, the trademark fee to Securitas will amount to 0.2 percent of sales, which is a lower level than that applying in 2006.

In addition, costs of SEK 7 M were charged against earnings for non-recurring costs relating to the exchange listing.

Furthermore, net income for the six-month period in 2005 included income of KSEK 19,576 relating to a Securitas-internal sale of a customer portfolio.

KSEK	April – June 2006	April – June 2005	January – June 2006	January – June 2005	January – December 2005
Operating income	43,121	54,267	96,590	126,896	266,555
Profit/loss relating to Securitas-internal sales of customer portfolios	–3,870	–	–3,870	19,576	19,576
Management fee/trademark fee	–8,916	–352	–17,833	–703	–1,749
Non-recurring costs for exchange listing	–4,000	–	–7,000	–	–
Adjusted operating income	59,907	54,619	125,293	108,023	248,728
Adjusted operating margin, %	7.2	8.1	7.8	8.4	9.2

Goals and future prospects

To measure and evaluate its operations, Securitas Direct has three operating targets:

- Annual net growth of customer portfolio exceeding 20 percent
- Cancellation ratio in the customer portfolio shall be less than 6 percent annually
- Pay back time for investments in new customers shall be less than 4 years

Management's assessment is that Securitas Direct will achieve these targets in 2006.

SECURITAS DIRECT IN BRIEF

Securitas Direct is a leading service company that offers homes and small companies high-quality security services based on a standard selection of alarm products. The foundation for Securitas Direct's success is a combination of a strong growth focus, scalable concepts and a well-developed network of local entrepreneurs.

Securitas Direct's offering includes several components in a value chain comprising sales of burglary alarms, installation and service, handling of alarm signals in the alarm centre and following up and responding to alarms. Securitas Direct is represented at all stages of the chain except alarm intervention where guards or the police take over.

Two business areas and three markets

Securitas Direct's operations are organised in the two business areas Consumer (wireless alarms for homes) and Professional (more complex, wireline alarms for small companies). The Consumer business area includes the Aroundio brand, which is established in the Nordic market.

Securitas Direct has three geographic markets: Nordic (Sweden, Finland, Norway, Denmark), Central (France, Netherlands, Belgium) and Iberia (Spain, Portugal).

The Consumer business area conducts operations in all three markets except Denmark. The Professional business area is active in the Nordic market excluding Finland.

Business model

Customers pay a connection fee (approximately SEK 5,000) and a monthly fee of about SEK 250. The monthly fees are the most important source of revenue for the Group. Since customers do not pay the actual cost of alarm equipment and installation in full, each new customer is an investment for Securitas Direct. The Group's total cost base and cash flow are therefore to a great extent affected by the company's rate of growth.

Goals and strategies

Operating goals

- Annual net growth of customer portfolio exceeding 20 percent
- Cancellation ratio in the customer portfolio shall be less than 6 percent annually
- Pay back time for investments in new customers shall be less than 4 years

Financial goals

Assuming that operating goals are achieved, Securitas Direct's ambition is that this will result in average annual organic growth of more than 20 percent with an operating margin of 8–10 percent.

Dividend policy

Based on the growth targets that Securitas Direct has established, the Board of Directors deems that the company's cash flows will be reinvested in operations. No dividend will thus be paid over the next few years.

Growth strategy

Securitas Direct's main strategy is to continue growing with maintained profitability. Growth shall take place through increased penetration of existing markets and establishment in new markets. For a more detailed description of the strategy, see Securitas Direct's prospectus for distribution and listing of shares 2006.[1]

Increased focus on sales

Securitas Direct's new sales are more than 90-percent based on own marketing efforts and specific targeting of new customers, either through the company's own sales force or through partner companies. Complementary sales channels, such as alliances with construction, telecom and insurance companies, account for a small portion of sales but are expected to increase in the future. In the Nordic market, most new sales are through partner companies, while the major share of new sales in the Iberia and Central market areas take place through Securitas Direct's own sales force.

Extensive investments were implemented over the past few years in joint systems platforms. The objective is to increase scalability in the business concept when establishing operations in new markets, while strengthening the company's ability to focus to an even greater extent on sales in existing markets.

Markets with growth potential

Securitas Direct's potential market in Europe consists of some 170 million homes and about 30 million small companies. The number of alarms in which some form of monitoring and response is included is estimated at 7–8 million, corresponding to market penetration of about 4 percent in Europe. The corresponding figure for the US market is about 20 percent. The low degree of penetration in Europe provides scope for long-term growth.

1) Pages 18–19 of the prospectus.

DEVELOPMENT OF THE GROUP

Securitas Direct's business operations are wholly focused on organic growth. Over the most recent three years, resources were allocated to increase growth in the countries in which Securitas Direct is already established and to expand into new markets through organic growth. Currently Securitas Direct is focusing on the Central market area where several countries are in an establishment phase.

Trend for operating key data

During the second quarter, Securitas Direct's business developed in accordance with the company's expectations. The three operating key data are well in line with established goals.

Net growth of customer portfolio of 24.3[1] percent (29.2) was above the target of 20 percent for the past 12 months. During the second quarter, net growth as measured in the number of new customers was 41,517 (36,378). The number of customers in the portfolio amounted to 762,574 (617,945) at the end of the period. Net growth in the portfolio was strongest in the Consumer business area and in the Iberia market area, where Securitas Direct has long held a leading position.

The cancellation ratio amounted to 5.4 percent (5.5) for the most recent 12-month period, which was better than Securitas Direct's target of at most 6 percent. The cancellation ratio in the Professional business area remained low, despite an increase to 4.0 percent (3.6). The low level of customer cancellations shows that Securitas Direct is successful in delivering services that customers perceive as valuable.

The pay back time for investments in new customers was 3.7 years (3.4) for the first six months of the year. This is in line with the Group's target of 4 years. A significant share of the increase was attributable to Consumer, which implemented investments in new technology in customer installations (such as GSM as standard for alarm transmissions and new technology for camera detectors). These increased investments are expected to have a negative impact over the short term on the Group's pay back times. In pace with new technology declining in price, Securitas Direct expects pay back times to improve.

Trend for Securitas Direct's operating goals over the past five quarters

NET GROWTH OF CUSTOMER PORTFOLIO


No. of customers
%
800,000
600,000
400,000
30
20
10
05/Q2
05/Q3
05/Q4
06/Q1
06/Q2

Target: Annual net growth of customer portfolio exceeding 20 percent

Net growth of customer portfolio, rolling 12-month figures

◆ Securitas Direct has achieved its targets for the operating key data over the past five quarters. The Group's high net growth is a result of concentrated efforts in new customer sales in combination with measures to reduce customer cancellations.

CANCELLATION RATIO


%
6
5
4
05/Q2
05/Q3
05/Q4
06/Q1
06/Q2

Target: Cancellation ratio in the customer portfolio shall be less than 6 percent annually

Cancellation ratio, rolling 12-month figures

PAY BACK TIME FOR INVESTMENTS IN NEW CUSTOMERS


Year
4
3
2
05/Q2
05/Q3
05/Q4
06/Q1
06/Q2

Target: Pay back time for investments in new customers shall be less than 4 years

Pay back time for investments in new customers

1) Adjusted for sales of 4,174 monitored alarms to Securitas.

CONSOLIDATED SALES AND INCOME

April – June 2006

- Sales amounted to KSEK 831,507 (671,640).
- Sales growth was 24 percent (25), adjusted for currency fluctuations.
- Operating income was KSEK 43,121 (54,267).
- Adjusted operating income was KSEK 59,907 (54,619).
- The adjusted operating margin was 7.2 percent (8.1).
- Net financial items amounted to an expense of KSEK 7,170 (expense: 4,978).
- Income before tax was KSEK 35,951 (49,289). The Group's tax rate was 33.3 percent (33.4).
- Earnings per share were SEK 0.07 (0.11).

After adjustment for currency fluctuations, Securitas Direct's sales growth during the second quarter more than met the Group's target of 20 percent. The growth rate, however, was marginally lower than in the year-earlier period.

Sales growth in the Consumer business area remained high after adjustment for currency fluctuations and amounted to 31 percent (31). The strongest sales growth was noted in the Iberia market area. The Central market area's sales growth increased, although from a low absolute level. The Professional business area reported weaker sales growth of 4 percent (12).

Consolidated operating income developed more poorly than in the year-earlier period. This was largely attributable to items affecting comparability, which are reported in detail on page 2 of this report[1].

Adjusted operating income was KSEK 59,907 (54,619), resulting in an adjusted operating margin of 7.2 percent (8.1).

The lower operating income can also be partially explained by continued marketing investments in the Central market area.

January – June 2006

- Sales amounted to KSEK 1,613,875 (1,284,165).
- Sales growth was 24 percent (25), adjusted for currency fluctuations.
- Operating income was KSEK 96,590 (126,896).
- Adjusted operating income was KSEK 125,293 (108,023).
- The adjusted operating margin was 7.8 percent (8.4).
- Net financial items amounted to an expense of KSEK 13,632 (expense: 9,754).
- Income before tax was KSEK 82,958 (117,142). The Group's tax rate was 33.0 percent (33.4).
- Earnings per share were SEK 0.15 (0.25).

Consolidated sales growth adjusted for currency fluctuations exceeded the Group's target of 20 percent during the second quarter, although it was somewhat lower than in the corresponding period of the preceding year.

The Consumer business area achieved sales growth of 31 percent (32) after adjustment for currency fluctuations, which exceeded the Group's target by a broad margin. The Iberia market area contributed strongly with continued high sales growth. The Central market area reported increased sales, although from a relatively low absolute level. Sales growth in the Professional business area amounted to 7 percent (11), which as expected was lower than the corresponding period in the preceding year. Nonetheless, the business area maintained a strong operating margin of 17.1 percent (17.8).

Consolidated operating income was lower for the period, compared with the corresponding period in the preceding year. The lower operating income was largely attributable to items affecting comparability, which are presented in detail on page 2 of this report.[1]

Adjusted operating income amounted to KSEK 125,293 (108,023), corresponding to an adjusted operating margin of 7.8 percent (8.4).

Operating income was also affected, although to a limited extent, by lower income from the Central market area as a result of market investments.

1) Page 45 of the prospectus.

CONSUMER BUSINESS AREA

Securitas Direct's operations are organised in the two business areas, Consumer and Professional, which also comprise the Group's primary segments.

Within the Consumer business area, Securitas Direct offers wireless security services primarily intended for homes. The services are characterised by reliable transmission, advanced verification and a high degree of user friendliness.

The Consumer business area includes the Aroundio concept, which means that Securitas Direct's representative combines the role of reseller and installer in a given district. In cases where the representative is an external partner, emergency service, such as assistance in cases of alarm, is also included.

Within the Consumer business area, Securitas Direct is active in all market areas – Nordic, Central and Iberia, but not in Denmark.

The business area's share of consolidated sales for the six-month period amounted to 76 percent.

KEY DATA FOR THE CONSUMER BUSINESS AREA

Operating	June 30, 2006	June 30, 2005
Net growth of customer portfolio, %	30.0[1]	38.3
Customer portfolio, no. of contracts	604,036	469,116
Cancellation ratio, %	5.9	6.5
Pay back time, years	3.3	3.0

1) Adjusted for sale of 4,174 monitored alarms to Securitas.

Net growth and cancellation ratio are rolling 12-month figures, while pay back time is for the six-month period.

Financial KSEK	April – June 2006	April – June 2005	January – June 2006	January – June 2005
Sales	639,666	488,955	1,230,811	929,300
Sales growth adjusted for currency fluctuations, %	*31*	*31*	*31*	*32*
Operating income	17,829	39,443	50,667	75,510
Adjusted operating income	36,353	39,443	88,627	75,510
Adjusted operating margin, %	*5.7*	*8.1*	*7.2*	*8.1*

Growth, cancellation ratio and pay back time

Net growth of the customer portfolio remained strong and amounted to 30.0[1] percent (38.3). The greatest growth was in the Nordic and Iberia market areas. Growth was increasing in the Central market area, which is still in an establishment phase.

The cancellation ratio declined and amounted to 5.9 percent (6.5), which was within the Group's target of 6 percent.

Pay back time for investments in new customers increased marginally to 3.3 years (3.0), primarily as a result of the introduction of new technology (such as GSM as standard for alarm transmission and new technology in camera detectors) which resulted in a somewhat higher initial investment in each new customer.

Sales and income April – June 2006

Sales increased to KSEK 639,666 (488,955), while growth adjusted for currency fluctuations amounted to 31 percent (31). The highest sales growth was noted in the Iberia market area.

Operating income declined to KSEK 17,829 (39,443), corresponding to an operating margin of 2.8 percent (8.1). The lower income was largely attributable to items affecting comparability.

Adjusted operating income includes an item affecting comparability corresponding to an expense of KSEK 18,524 relating to trademark fees and costs for development and operation of a Group-wide IT platform, which was distributed by the Parent Company Securitas Direct.

Adjusted operating income amounted to KSEK 36,353 (39,443), corresponding to an adjusted operating margin of 5.7 percent (8.1).

Operating income was also negatively affected to some extent by increased investment in the Central market area.

1) Adjusted for sale of 4,174 monitored alarms to Securitas.

PROFESSIONAL BUSINESS AREA

Securitas Direct offers small companies high-quality security services based on a standardised portfolio of alarm products. The offer contains several components in a value chain consisting of sales of burglary alarms, installation and service, handling of alarm signals in the alarm centre and following up and responding to alarms. The service is based on fixed connection, is more complex and has greater ability to customise solutions for specific customers than what is generally offered within the Consumer business area.

The Professional business area is active in the Nordic market, although not in Finland.

The business area's proportion of consolidated sales for the six-month period amounted to 24 percent.

KEY DATA FOR THE PROFESSIONAL BUSINESS AREA

Operating	June 30, 2006	June 30, 2005
Net growth of customer portfolio, %	6.5	7.0
Customer portfolio, no. of contracts	158,538	148,829
Cancellation ratio, %	4.0	3.6
Pay back time, years	4.2	4.0

* Net growth and cancellation ratio are rolling 12-month figures, while pay back time is for the six-month period.

Financial KSEK	April–June 2006	April–June 2005	January–June 2006	January–June 2005
Sales	191,841	182,685	383,065	354,865
Sales growth adjusted for currency fluctuations, %	*4*	*12*	*7*	*11*
Operating income	33,137	31,557	65,450	63,058
Adjusted operating income	39,078	31,557	77,361	63,058
Adjusted operating margin, %	*20.4*	*17.3*	*20.2*	*17.8*

Growth, cancellation ratio and pay back time

Net growth of customer portfolio was somewhat lower than in the corresponding period of the preceding year. Net growth of 6.5 percent (7.0), however, was in line with the Group's expectations for the period.

The cancellation ratio increased somewhat to 4.0 percent (3.6). Despite this increase, the business area met the operating target. The low proportion of customer cancellations in the business area confirms that the services offered are perceived as valuable by customers.

The pay back time for investments in new customers increased to 4.2 years (4.0), which was somewhat above Securitas Direct's operating target. The expectation for the full-year 2006, however, is that the pay back time for the business area will be close to 4.0 years.

Sales and income April – June 2006

Sales increased to KSEK 191,841 (182,685), while sales growth after adjustment for currency fluctuations declined in accordance with the Group's expectations to 4 percent (12).

Operating income increased to KSEK 33,137 (31,557), resulting in an operating margin of 17.3 percent (17.3).

Costs totaling KSEK 5,941 for trademark fees as well as costs relating to development and operation of a joint IT platform were charged against operating income for the quarter. These costs were distributed by the Parent Company Securitas Direct.

Adjusted operating income amounted to KSEK 39,078 (31,557), resulting in an adjusted operating margin of 20.4 percent (17.3).

CASH FLOW

Monthly payments from Securitas Direct's customers generate significant positive cash flow and comprise the Group's most important revenue source. Cash flow partially finances Securitas Direct's growth, meaning the company's investments in new customers. Since new customers do not pay the actual cost for alarm equipment and installation in full, Securitas Direct's rate of growth has a clear impact on the development of cash flow.

January – June 2006

- Cash flow from operations amounted to KSEK 171,961 (163,919).
- Cash flow from investing activities amounted to an expense of KSEK 331,326 (expense: 286,557).
- Cash flow from financing activities amounted to income of KSEK 202,319 (147,378).
- Cash flow for the period amounted to KSEK 42,954 (24,740).
- Net debt amounted to KSEK 835,013 (796,617).

Consolidated cash flow from operations was positive at KSEK 171,961 (163,919) for the six-month period. Growth of the Group resulted in significant investments, primarily in facilities that were installed on Securitas Direct's customers' premises, which amounted to an expense of KSEK 331,326 (expense: 286,557). The result was that free cash flow was negative at KSEK 159,365 (neg 122,638).

During the six-month period, Securitas Direct took over logistics processing in Nordic operations from Securitas Systems. In conjunction with the take-over, inventory was acquired that had a negative impact on cash flow from operations at SEK 50 M.

PARENT COMPANY

The Parent Company provides Group functions, such as development and operation of IT, concept development and Group accounting. The Parent Company's revenues during the period amounted to KSEK 32,173 (25,686), which consisted of management and trademark fees that were invoiced to the subsidiaries. A loss before appropriations and tax of KSEK 15,657 (loss: 4,815) was reported. Investments for the period amounted to KSEK 362 (242). At the end of the period, bank balances amounted to KSEK 77,019 (1,570), while outstanding loans amounted to KSEK 85,000 (105,000).

OTHER SIGNIFICANT EVENTS

Annual General Meeting

Securitas Direct AB held its Annual General Meeting on June 12, 2006 in Stockholm. The Annual General Meeting elected Thomas Berglund, Gustaf Douglas, Anna Lindström, Ulf Mattsson, Dick Seger and Ulrik Svensson as members of the Board of Directors for the period until the end of the next Annual General Meeting. Thomas Berglund was elected as Chairman.

Exchange listing of Securitas Direct

On February 9, 2006, Securitas AB announced plans to transform three of its divisions into the independent, specialised security companies: Securitas Direct, Loomis Cash Handling Services and Securitas Systems. Assuming that the General Meeting to be held on September 25 approves a proposal to distribute Securitas Direct to the shareholders, the Securitas Direct B share will be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006.

The listing process is proceeding according to plan and Securitas Direct's prospectus for distribution and listing of shares 2006 is expected to be available on September 8, 2006.

EVENTS AFTER THE CLOSING DATE

On July 27, 2006, Securitas Direct obtained approved long-term financing totaling KSEK 1,500,000 in the form of a Multi-Currency Revolving Credit Facility. The credit agreement is jointly syndicated by four international commercial banks and extends for a period of five years with an option to extend for one plus one year. Compared with the company's previous financing, which was primarily obtained through Securitas AB, the new credit agreement will increase financing costs somewhat. The agreement is subject to certain restrictions, including a provision that the credit facility cannot be utilised until Securitas AB's Extraordinary General Meeting approves distribution of Securitas Direct.

ACCOUNTING PRINCIPLES

The Securitas Direct Group's financial reports are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as adopted by the European Union) and issued by the International Accounting Standards Board of Directors and the statements issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report was prepared in accordance with IAS 34 Interim Reporting and RR 31 Interim Reporting of Corporate Groups issued by the Swedish Financial Accounting Standards Council. The most important accounting principles according to IFRS, which was the norm applied in preparing this interim report, are described in Note 1 of the "Consolidated accounts 2005". The effects of the transition to IFRS are described in Note 31 of the "Consolidated accounts 2005".

NEXT REPORTING DATE

The interim report for January – September will be published on November 16, 2006.

Malmö, August 22, 2006

Dick Seger
President and CEO

LIMITED REVIEW REPORT

We have performed a limited review of the interim report for Securitas Direct AB (publ) for the period from January 1 to June 30, 2006. It is the company's management that is responsible for accurately preparing and presenting this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility it to express an opinion on this interim report based on our review.

We have conducted our limited review in accordance with the Standard for limited reviews *SÖG 2410 Review of interim financial information conducted by the company's elected auditor* issued by FAR, the Institute for the Accounting Profession in Sweden. A review consists of making requests, primarily to those persons responsible for financial and accounting issues, performing an analytic review and taking other general review measures. A limited review has a different focus and is considerably limited in scope, compared with the focus and scope of an audit in accordance with the Auditing Standard in Sweden and generally accepted auditing practices. The review measures that are taken during a limited review do not allow us to achieve such certainty that we are aware of all important circumstances that would have been identified if an audit had been conducted. The expressed opinion based on a limited review therefore does not have the same degree of certainty as an expressed opinion based on an audit.

Based on our limited review, no circumstances have emerged to give us reason to believe that this interim report does not, in material aspects, provide an accurate presentation in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, August 22, 2006
PricewaterhouseCoopers AB

Magnus Brändström
Authorised Public Accountant

INCOME STATEMENT

KSEK	April–June 2006	April–June 2005	January–June 2006	January–June 2005	January–December 2005
Sales	831,507	671,640	1,613,875	1,284,165	2,705,949
Sales growth adjusted for currency fluctuation, %	*24*	*25*	*24*	*25*	*23*
Production costs	–519,589	–384,065	–998,109	–741,814	–1,570,165
Gross income	**311,918**	**287,575**	**615,766**	**542,351**	**1,135,784**
Sales and administration costs	–268,797	–233,308	–519,176	–415,455	–869,229
Operating income	**43,121**	**54,267**	**96,590**	**126,896**	**266,555**
Operating margin, %	*5.2*	*8.1*	*6.0*	*9.9*	*9.9*
Financial income and expenses	–7,170	–4,978	–13,632	–9,754	–20,543
Income before taxes	**35,951**	**49,289**	**82,958**	**117,142**	**246,012**
Net margin, %	*4.3*	*7.3*	*5.1*	*9.1*	*9.1*
Taxes	–11,983	–16,459	–27,347	–39,121	–82,240
Net income from continuing operations	**23,968**	**32,830**	**55,611**	**78,021**	**163,772**
Net income from discontinued operations	–	6,798	–	14,532	3,491
Net income for the period	**23,968**	**39,628**	**55,611**	**92,553**	**167,263**
Earnings per share after tax, SEK	0.07	363.56	0.20	849.11	1,534.52
Earnings per share after tax, recalculated, SEK	0.07	0.11	0.15	0.25	0.46
Number of outstanding shares	365,058,897	109,000	365,058,897	109,000	109,000
Average number of outstanding shares	365,058,897	109,000	284,382,898	109,000	109,000

At the Extraordinary General Meeting on February 9, 2006, the number of shares was increased from 109,000 to 365,058,897 in a combined bonus and share issue. Earnings per share were recalculated for the new number of shares for the comparison years.

Currently, the company has no outstanding debentures or subscription warrants.

Specification of items affecting comparability

The items affecting comparability arose in the process of adapting Securitas Direct as an exchange-listed company.

Operating income for the reporting period was affected by a non-recurring expense totaling KSEK 3,870 relating to a Securitas-internal sale of a customer portfolio in Belgium.

Items affecting comparability also include a management and trademark fee that Securitas Direct paid to Securitas AB. During the first six months, these expenses amounted to KSEK 17,833 (expense: 703).

Following the exchange listing and in the future, the trademark fee to Securitas will amount to 0.2 percent of sales, which is a lower level than that applying in 2006.

In addition, costs of approximately SEK 7 M were charged against operating income for non-recurring costs relating to the exchange listing.

Furthermore, net income for the six-month period in 2005 included income of KSEK 19,576 relating to a Securitas-internal sale of a customer portfolio.

KSEK	April–June 2006	April–June 2005	January–June 2006	January–June 2005	January–December 2005
Operating income	43,121	54,267	96,590	126,896	266,555
Profit/loss relating to a Securitas-internal sale of customer portfolios	–3,870	–	–3,870	19,576	19,576
Management fee/trademark fee	–8,916	–352	–17,833	–703	–1,749
Non-recurring costs for exchange listing	–4,000	–	–7,000	–	–
Adjusted operating income	**59,907**	**54,619**	**125,293**	**108,023**	**248,728**
Adjusted operating margin, %	*7.2*	*8.1*	*7.8*	*8.4*	*9.2*

CASH FLOW

KSEK	April – June 2006	April – June 2005	January – June 2006	January – June 2005	January – December 2005
Cash flow from operations	118,130	65,732	171,961	163,919	461,204
Cash flow from investing activities	–169,145	–149,981	–331,326	–286,557	–732,712
Cash flow from financing activities	18,702	101,095	202,319	147,378	344,518
Cash flow for the period	**–32,313**	**16,846**	**42,954**	**24,740**	**73,010**
Opening balance cash and cash equivalents	224,942	86,341	150,331	79,025	79,025
Translation difference on cash and cash equivalents	2,108	–1,312	1,452	–1,890	–1,704
Closing balance cash and cash equivalents	**194,737**	**101,875**	**194,737**	**101,875**	**150,331**

BALANCE SHEET

KSEK	June 30, 2006	June 30, 2005	Dec. 31, 2005
Assets			
Fixed assets			
Goodwill	24,517	57,986	48,552
Customer portfolio	51,172	60,387	55,283
Other intangible fixed assets	57,746	30,297	43,522
Tangible fixed assets	1,148,106	970,517	1,052,897
Other long-term receivables	44,692	31,570	34,427
Total fixed assets	**1,326,233**	**1,150,757**	**1,234,681**
Current assets			
Inventory	367,028	285,445	310,540
Accounts receivable	286,280	261,984	233,803
Other current receivables	170,680	117,014	122,920
Cash and cash equivalents	194,737	101,875	150,331
Total current assets	**1,018,725**	**766,318**	**817,594**
Total assets	**2,344,958**	**1,917,075**	**2,052,275**

KSEK	June 30, 2006	June 30, 2005	Dec. 31, 2005
Equity and liabilities			
Equity	529,768	331,267	371,582
Total equity	**529,768**	**331,267**	**371,582**
Equity/assets ratio, %	23	17	18
Long-term liabilities			
Deferred tax expense	39,592	44,400	41,829
Other provisions and long-term liabilities	5,808	18,391	4,857
Total long-term liabilities	**45,400**	**62,791**	**46,686**
Current liabilities			
Other short term loan liabilities	1,029,750	890,885	892,389
Accounts payable	271,983	245,459	282,798
Other current liabilities	468,057	386,673	458,820
Total current liabilities	**1,769,790**	**1,523,017**	**1,634,007**
Total equity and liabilities	**2,344,958**	**1,917,075**	**2,052,275**

CHANGES IN EQUITY

KSEK	January – June 2006 Share capital	Other capital contri-butions	Other reserves[1]	Earnings brought forward, incl. net income for the year	Total	January – June 2005 Share capital	Other capital contri-butions	Other reserves[1]	Earnings brought forward, incl. net income for the year	Total
Opening balance	10,900	154,550	10,689	195,443	371,582	10,900	–	–3,098	84,616	92,418
Translation differences	–	–	–7,425	–	–7,425	–	–	14,889	–	14,889
Total income and expenses recognised directly in equity	–	–	–7,425	–	–7,425	–	–	14,889	–	14,889
Net income of period/year	–	–	–	55,611	55,611	–	–	–	92,553	92,553
Total changes in value excluding transactions with the company's owners	–	–	–7,425	55,611	48,186	–	–	14,889	92,553	107,442
Share issue/bonus issue	354,159	–154,550	–	–89,609	110,000	–	–	–	–	-
Shareholder contributions received	–	–	–	–	–	–	154,550	–	–	154,550
Group contributions granted, net	–	–	–	–	–	–	–	–	–5,610	–5,610
Dividend granted to shareholders in the Parent Company	–	–	–	–	–	–	–	–	–17,533	–17,533
Closing balance	365,059	–	3,264	161,445	529,768	10,900	154,550	11,791	154,026	331,267

1) Other reserves consist entirely of translation reserves

SEGMENT OVERVIEW

April – June 2006 and 2005

KSEK	Consumer April – June 2006	Consumer 2005	Professional April – June 2006	Professional 2005	Other[1] April – June 2006	Other[1] 2005	Group April – June 2006	Group 2005
Sales	639,666	488,955	191,841	182,685	–	–	831,507	671,640
Sales growth adjusted for currency fluctuations, %	*31*	*31*	*4*	*12*	–	–	*24*	*25*
Operating income	17,829	39,443	33,137	31,557	–7,845	–16,733	43,121	54,267
Operating margin, %	*2.8*	*8.1*	*17.3*	*17.3*	–	–	*5.2*	*8.1*

January – June 2006 and 2005

KSEK	Consumer January – June 2006	Consumer 2005	Professional January – June 2006	Professional 2005	Other[1] January – June 2006	Other[1] 2005	Group January – June 2006	Group 2005
Sales	1,230,811	929,300	383,065	354,865	–	–	1,613,875	1,284,165
Sales growth adjusted for currency fluctuations, %	*31*	*32*	*7*	*11*	–	–	*24*	*25*
Operating income	50,667	75,510	65,450	63,058	–19,527	–11,670	96,590	126,898
Operating margin, %	*4.1*	*8.1*	*17.1*	*17.8*	–	–	*6.0*	*9.9*
Operating capital employed	1,328,499	1,094,838	54,173	–4,865	–12,175	60,998	1,370,497	1,150,971

1) The Other segment includes joint Group costs for such items as dividends and operation of the joint IT platform, as well as trademark fees for the year 2005. During 2006, these were distributed to some extent among the segments.

NOTES

1 DEFINITIONS

Net growth of customer portfolio (%)
The number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.

Cancellation ratio (%)
Customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.

Pay back time for investments in new customers (years)
The average net investment per new customer in relation to the average net contribution per customer and month.

Customer portfolio (number of contracts)
The number of paying customers on the closing date.

Return on capital employed
Operating income as a percentage of closing balance capital employed. In the interim report, operating income is calculated as a 12-month rolling figure.

Free cash flow
Cash flow from operating activities less investments in fixed assets.

Cash flow from operating activities
Operating income adjusted for depreciation according to plan, financial income and expenses, income tax and changes in accounts receivable and in other operating capital employed.

Operating margin
Operating income as a percentage of sales.

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

2 NET INCOME FROM DISCOUNTINUED OPERATIONS

During 2005, Securitas Direct divested its holding in the subsidiary Securitas Direct SA Schweiz for KSEK 2,062. In addition, the holding in the associated company Direct Alert Services was divested for KSEK 124,840. Both of these divestments were implemented to create a legal organisation structure that reflects the operating Securitas Direct organisation.

KSEK	January – June 2006	January – June 2005
Securitas Direct SA		
Sales proceeds	–	20,624
Costs before operating income	–	–19,320
Operating income	–	1,304
Income before taxes	–	1,279
Tax on capital gain	–	1,540
Net income	–	2,819
Alert Services Holding		
Share in associated company's income	–	–6,743
Net income from capital gain	–	18,456
Net income from discontinued operation	–	11,713
Net income from discountinued operations	**–**	**14,532**

3 TRANSACTIONS WITH RELATED PARTIES

Transactions with all companies within the Securitas Group except companies within the Securitas Direct Group as of June 30, 2006 are reported below. All transactions with related parties were conducted on market terms. In addition to the transactions below, Securitas Direct paid KSEK 17,833 in management and trademark fees to Securitas AB during the reporting period.

Sales to other companies within the Securitas Group KSEK	
Sales	20,310
(Of which Securitas AB)	–
Purchases from other companies within the Securitas Group	
Production costs	–58,579
(Of which Securitas AB)	(–122)
Interest expenses attributable to other companies within the Securitas Group	
Interest expenses	–13,823
(Of which Securitas AB)	(–7,641)
Receivables from other companies within the Securitas Group	
Accounts receivable	30,636
(Of which Securitas AB)	(16)
Other current receivables	13,087
(Of which Securitas AB)	(7,641)
Liabilities to other companies within the Securitas Group	
Other current debts	954,275
(Of which Securitas AB)	(583,689)
Accounts payable	21,459
(Of which Securitas AB)	–
Other current liabilities	11,146
(Of which Securitas AB)	(11,146)

BOARD OF DIRECTORS, MANAGEMENT AND AUDITORS

BOARD OF DIRECTORS

	Position	Born	Nationality	Elected	Independent[1]	Number of Class A shares	Number of Class B shares[2]
Thomas Berglund	Chairman	1952	Swedish	2002	No[3]	–	501,608
Gustaf Douglas		1938	Swedish	2006	No[4]	12,642,600	28,730,000
Anna Lindström		1965	Swedish	2006	Yes	–	1,500
Ulf Mattsson		1964	Swedish	2006	Yes	–	–
Dick Seger	President	1953	Swedish	2006	No[3]	–	89,224
Ulrik Svensson		1961	Swedish	2006	No[4]	–	–

1) In accordance with the Stockholm Stock Exchange's listing requirements. No member of the Board of Directors is a member of Group Management, apart from President and CEO Dick Seger.
2) Details on holdings are shown under each presentation below.
3) Thomas Berglund and Dick Seger are not considered to be independent in relation to the company.
4) Gustaf Douglas and Ulrik Svensson are considered to be independent in relation to the company and its management, but not in relation to major shareholders.


Thomas Berglund


Gustaf Douglas


Anna Lindström

Thomas Berglund

Born in 1952, B.Sc. in Economics and Business Administration.
Chairman of the Board and Member of the Board since 2002.
Other assignments/positions: President and Member of the Board of Securitas, and Chief Executive Officer of the Securitas Group since 1993. Chairman of the Board of Thomas Berglund Holding AB.
Terminated Board assignments/partnerships the past five years: –
Previous positions: Employed by the Securitas Group in 1984 after a previous career in the Swedish Government Offices and subsequently as a consultant for Swedish Management Group.
Shareholding in Securitas:[1] 500,000 Class B shares held privately and 1,608 Class B shares through related parties.

Gustaf Douglas

Born in 1938, MBA, Harvard Business School 1964, with distinction.
Member of the Board since 2006.
Other assignments/positions: President and Member of the Board of Förvaltnings AB Wasatornet and Karpalunds ångbryggeriaktiebolag. Chairman of the Board of Investment AB Latour, Assa Abloy AB, Säkl AB and Boxholms Skogar AB. Deputy Chairman of Securitas. Member of the Board of the Svenska Dagbladet Foundation and Moderata Samlingspartiet.
Terminated Board assignments/partnerships the past five years: Chairman of Fagerhult AB and IFS AB.
Previous positions: President of Dagens Nyheter AB 1973–1980. Subsequently, business owner. Owns Förvaltnings AB Wasatornet with family. Principal owner of Investment Latour AB and Säkl AB.
Shareholding in Securitas:[1] 4,000,000 Class A shares and 22,650,000 Class B shares held through Investment AB Latour, 8,642,600 Class A shares and 4,000,000 Class B shares through Säkl AB, 2,000,000 Class B shares through Förvaltnings AB Wasatornet and 80,000 Class B shares through related parties.

Anna Lindström

Born in 1965, M.Sc. in Engineering.
Member of the Board since 2006.
Other assignments/positions: Management consultant with Righthand AB. Member of the Board of Proact IT Group AB.
Terminated Board assignments/partnerships the past five years: –
Previous positions: Own consultancy business and Marketing Director of Xerox AB.
Shareholding in Securitas:[1] 1,500 Class B shares through related parties.

1) Each share in Securitas held on the record day for right to receive shares in Securitas Direct entitles the holder to one share in Securitas Direct, provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares by means of a dividend distribution.


Ulf Mattsson


Dick Seger


Ulrik Svensson

Ulf Mattsson

Born in 1964, M.Sc. in Economics and PMD, Harvard Business School.
Member of the Board since 2006.
Other assignments/positions: President and Chief Executive Officer of Capio AB.
Terminated Board assignments/partnerships the past five years: Member of the Board of Domco Tarkett Inc. and Nybron Flooring International Corp.
Previous positions: President and Chief Executive Officer of Domco Tarkett Inc., 2000–2004. President of Mölnlycke Health Care, AB 2005.
Shareholding in Securitas:[1] –

Dick Seger

Born in 1953, M.Sc. in Engineering. President and Member of the Board of Securitas Direct since 1997 and Chief Executive Officer of the Securitas Direct Group since 2006.
Other assignments/positions: –
Terminated Board assignments/partnerships the past five years: –
Previous positions: Employed by the Securitas Group as export manager for Securitas Security Systems in 1984. Appointed President of Securitas Direct AB Sverige after four years and Divisional President of Securitas Direct in 1997.
Shareholding in Securitas:[1] 89,224 Class B shares.

Ulrik Svensson

Born in 1961, MBA.
Member of the Board since 2006.
Other assignments/positions: President of Melker Schörling AB.
Terminated Board assignments/partnerships the past five years: –
Previous positions: Chief Financial Officer of Esselte AB in 2000–2003 and Swiss International Airlines Ltd in 2003–2006.
Shareholding in Securitas:[1] –

Employee representatives

Following a request made during the summer of 2006, the trade unions concerned declined to appoint employee representatives. The intention is to submit a new request during the fourth quarter of 2006.

1) Each share in Securitas held on the record day for right to receive shares in Securitas Direct entitles the holder to one share in Securitas Direct, provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares by means of a dividend distribution.


Lars Andersson


Jan Lockner


Luis Gil

MANAGEMENT
Dick Seger
See page 58.

Lars Andersson

Born in 1966, B.Sc. in Economics and Business Administration.
Chief Financial Officer.
Other assignments/positions: –
Terminated Board assignments/partnerships the past five years: –
Previous positions: Employed by the Securitas Group since 1992, initially as a trainee and thereafter in a number of controller positions in Sweden, Portugal and the US. Appointed Divisional Controller of Securitas Direct in 2003.
Shareholding in Securitas:[1] 66,897 Class B shares

Jan Lockner

Born in 1964. Officer.
President of Nordic Professional.
Other assignments/positions: –
Terminated Board assignments/partnerships the past five years: –
Previous positions: President of IMS Data Öst AB (1999–2001) and Vice President of Wallininstitutet Utbildning AB. Employed as business area President of Securitas Direct in 2002 and was thereafter appointed President of Securitas Direct Sverige AB in 2004. President of Securitas Direct Professional Nordic since 2005.
Shareholding in Securitas:[1] –

Luis Gil

Born in 1961, Masters in Industrial Engineering, Business Administration and Marketing and Sales.
President of Iberia Consumer.
Other assignments/positions: –
Terminated Board assignments/partnerships the past five years: –
Previous positions: Started his career within Securitas Direct in 1993 after having been President of Esabe Ingeniería de Seguridad SA and holding executive positions in family-owned businesses. Formed Securitas Direct in Spain in 1993 and Securitas Direct in Portugal in 2001. Currently country manager of both of these organisations.
Shareholding in Securitas:[1] 178,000 Class B shares held privately and 412,000 Class B shares through Securholds SPRL.

1) Each share in Securitas held on the record day for right to receive shares in Securitas Direct entitles the holder to one share in Securitas Direct, provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares by means of a dividend distribution.

AUDITORS

At Securitas Direct's Annual General Meeting in 2004, PricewaterhouseCoopers AB was elected Auditor for the period up until the end of the Annual General Meeting in 2008. Pricewaterhouse-Coopers AB has been the company's Auditor during the period covered by the historical financial information, meaning from 2003 through the first half of 2006. The Auditor in charge has been Anders Lundin[1] and, as from 2005, Magnus Brändström.

Magnus Brändström

PricewaterhouseCoopers AB

Born in 1962. Authorised Public Accountant. Member of FAR (Institute for the Accounting Profession in Sweden). Auditor in charge since 2005.

Other audit assignments: Capgemeni AB, CapMan AB, Intellecta AB, Interflora AB, Opcon AB, Rottneros AB and Studsvik AB.

Shareholding in Securitas:[2] –

Address: PricewaterhouseCoopers AB, SE-113 97 Stockholm, Sweden

ADDITIONAL INFORMATION ON THE BOARD OF DIRECTORS AND MANAGEMENT

The business address for all members of Securitas Direct's Board and Management is Securitas Direct AB, PO Box 4519, SE-203 20 Malmö, Sweden.

Securitas Direct's Board of Directors has been elected following a proposal from Securitas' Nomination Committee.[3] An Extraordinary General Meeting in Securitas Direct on May 26, 2006 as well as the Annual General Meeting on June 12, 2006, resolved to elect the proposed Board of Directors for the period up until the end of the Annual General Meeting in 2007.

Securitas Direct's Board of Directors has been deemed to fulfil the requirements of the Stockholm Stock Exchange regarding independence in relation to Securitas Direct, its Management and major shareholders. Independence in relation to major owners has been judged in relation to Securitas' owners, as Securitas Direct immediately after the proposed distribution will have the same circle of shareholders as Securitas.

None of Securitas Direct's Board members or members of Management has been convicted in relation to any fraudulent offences during the past five years. Nor are there any incriminations and/or sanctions from an authority or professional association against any of these persons and none of them have been disqualified by a court from acting as a member of a company's administrative, management or supervisory bodies or from acting in the management or conduct of the affairs of a company over the past five years.

For a few months during 2001, Jan Lockner was Vice President of Wallininstitutet Utbildning AB, when the company's owners requested that the company file for bankruptcy. The bankruptcy was finalised in August 2004. Beyond that, no member of the Board or Management has been involved in any bankruptcy, liquidation or receivership during the last five years.

No member of the Board or Management has any private interests, which can conflict with the interests of Securitas Direct. As apparent from the account above, several members of the Board and Management may however have a financial interest in Securitas through shareholdings in Securitas and may also come to have financial interests in Securitas Direct by means of shareholdings in the company as a consequence of present shareholdings in Securitas. Following the distribution of Securitas Direct, Luis Gil will continue to participate in Securitas' incentive program 2002/2007 (see "The relation between Securitas Direct and Securitas" on pages 71–72).

No family ties exist between the members of the Board or Management.

REMUNERATION TO THE BOARD OF DIRECTORS AND MANAGEMENT

Remuneration to the Board of Directors

The Chairman and the members of the Board receive fees resolved upon by the General Meeting. The CEO receives no directors' fee.

Up until the Annual General Meeting in 2006, no fees have been to paid to members for work performed on Securitas Direct's Board of Directors. As a Group company within the Securitas Group, the company has had a Board of Directors comprising solely of employees within the Group, whose Board assignment was part of these persons' ordinary duties

Compensation to Securitas Direct's present Board of Directors was decided at the Annual General Meeting on June 12, 2006. The members elected by the General Meeting are appointed for the period up to the end of the Annual General Meeting in 2007 and the fees pertain to this period. For information regarding fees and the distribution among the members, see the table below.

Board Member	Ordinary remuneration for the period from the 2006 AGM–the 2007 AGM
Thomas Berglund, Chairman	SEK 400,000
Gustaf Douglas	SEK 200,000
Anna Lindström	SEK 200,000
Ulf Mattsson	SEK 200,000
Dick Seger	–
Ulrik Svensson	SEK 200,000
Total	SEK 1,200,000

1) Authorised Public Accountant and member of FAR. Address: PricewaterhouseCoopers AB, SE-113 97 Stockholm, Sweden.
2) Each share in Securitas held on the record day for right to receive shares in Securitas Direct entitles the holder to one share in Securitas Direct, provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares by means of a dividend distribution.
3) Consisting of the Chairman Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur AB) and Annika Andersson (Fjärde AP-fonden).



General principles for remuneration to Securitas Direct's Group Management

Guidelines for salary and other remuneration for the CEO and other members of Management are resolved upon by Securitas Direct's Annual General Meeting based on proposals by the Board of Directors.

Remuneration to the CEO as well as the rest of the Group Management comprises fixed salary, variable salary, pension and insurance benefits, company car and other benefits related to service abroad. The variable salary varies between zero and the maximum amount as follows:

- The variable salary paid to the CEO may not exceed 65 percent of the fixed salary.
- The variable salary paid to other members of the Group Management may not exceed 65–175 percent of the fixed salary.

The variable salary is based on the outcome in relation to earnings targets (and, in certain cases, other key figures) individually established for each executive. In addition to variable salary, the CEO has the possibility to receive long-term bonus for the years 2004–2006. Payment of this bonus, which is maximised at three years' salary, will be made in 2007. The president of Iberia Consumer has the possibility to receive long-term bonus for the years 2006–2008 in addition to the variable salary (maximised to EUR 400,000 per year with payment during 2009). The same applies to the CFO for the years 2007–2009 (maximised to 65 percent of the fixed salary per year with payment during 2010).

For the CEO, the total cost of fixed and variable salary is determined each year at an amount that includes all of the company's remuneration costs, including social benefits costs. The total cost principle enables the CEO to allocate part of his fixed salary to other benefits, such as pension benefits.

The period of notice required from Securitas Direct is 12 months in relation to both the CEO and the other members of Management.

The period of notice required from the CEO is six months. In the event of notice of termination by the company, the CEO is entitled to severance pay corresponding to 12 months' salary. A corresponding severance pay shall also be paid if the CEO resigns in conjunction with changes in control of Securitas Direct or if the company ceases to be listed.

In the event of notice of termination by other members of Management, notice periods of 6–12 months apply. In the event of notice of termination by the company, all of these persons are entitled to severance pay of up to one year's salary. In two cases, severance pay is paid even in the event that the respective executive gives notice, namely if Securitas Direct chooses to uphold the agreed competition prohibition in 12 months and, respectively, in conjunction with a change in control of Securitas Direct or if the company ceases to be listed. In one other case, special compensation is paid for the competition prohibition.

The retirement age for the CEO and the other members of Management is 65 years. In accordance with the total cost principle described above, the CEO can allocate some of his remuneration to premiums for pension insurance. The other members of Management are included in the Group's generally applicable pension plans in the countries where they are stationed (e.g the ITP plan in Sweden) or corresponding private pension insurances. In addition, the CEO and two other members of Management are entitled to health insurance and similar insurance benefits.

For information on the remuneration paid to Group Management in 2005 and their estimated remuneration for 2006, see the table below.

	Remuneration in 2005				Estimated remuneration in 2006			
SEK	Fixed salary	Variable salary	Pensions cost	Other remuneration	Fixed salary	Variable salary [1]	Pensions cost	Other remuneration
Dick Seger	2,214,000	2,755,000[2]	477,000	407,000	2,214,000	3,636,740[3]	613,000	878,000[4]
Other members of Group management	5,531,830	7,782,827	857,979	286,269	6,505,495	11,971,992[3]	765,326	249,038
Total	7,745,830	10,537,827	1,334,979	693,269	8,719,495	15,608,732	1,378,326	1,127,038

1) Based on the target level. The actual variable salary for 2006 could deviate from the amount specified.
2) Including expensed but not paid share of long-term bonus which will be paid in 2007.
3) Including share of possible long-term bonus that will be paid in 2007 and 2009, respectively.
4) Includes fixed salary allocations in respect of school, insurance, etc., owing to service abroad.

Translation has been made form EUR to SEK, particularly for the remuneration of Lars Andersson and Luis Gil.

Incentive programme

There are currently no incentive programmes within Securitas Direct. In principle, however, the Board of Directors looks favourably on offering the company's employees an opportunity to participate in incentive programmes. The Board of Directors of Securitas Direct is therefore investigating the possibilities to present a proposal regarding an incentive programme.

For information on Securitas's 2002/2007 incentive programme, see "The relation between Securitas Direct and Securitas" on pages 71–72.

THE BOARD OF DIRECTORS' WORK

The Board of Directors' areas of responsibility

The Board of Directors is responsible for the Group's organisation and administration in accordance with the Swedish Companies Act and appoints the CEO. In accordance with guidelines adopted by Securitas Direct's Annual General Meeting, the Board of Directors also resolves upon the salaries and other remuneration paid to the CEO and other members of Group Management, should the Board of Directors so desire. The Board of Directors shall meet not less than five times per year, and at least one meeting shall include a visit to one of the Group's operations. The company's Auditors shall participate in the Board meeting held in connection with the annual accounts.

Partly in light of its size, the Board of Directors has concluded that no audit or remuneration committee should be established. Instead, the duties that would be assigned such committees will be performed by the Board of Directors as a whole, with the exception of the CEO.

The work procedures of the Board of Directors

The activities of the Board of Directors and the division of responsibility between the Board of Directors and Group Management are governed by formal procedures that are adopted by the Board of Directors each year after the Annual General Meeting. According to these work procedures, the Board of Directors shall decide on, inter alia, the Group's overall strategy, business and profitability targets, major corporate acquisitions and property investments, in addition to establishing a framework for the Group's operations by approving the Group's budget. The work procedures include an instruction for the CEO and an instruction for financial reporting.

Communication policy

Securitas Direct's Board of Directors has adopted a communication policy that, among other things, aims to ensure that the company fulfils the requirements relating to information disclosure to the market. Pursuant to the policy, communications shall be used in a comprehensive way, to create understanding for, and knowledge about, Securitas Direct's strategy, business operations and financial position. Securitas Direct's financial and other communication shall always comply with the Stockholm Stock Exchange's regulations, sound market practice as well as other relevant rules and legal obligations that may be applicable to Securitas Direct. The communications shall also create a stream of standardised actions between the company, the employees and the outside world. Moreover, the communications shall make it possible to exchange ideas within the organisation and contribute to enhancing the quality of the company's communications work.

The policy establishes the allocation of responsibility for information matters as well as prescribes who shall speak on behalf of the company on different issues. The policy also includes routines for year-end report, interim reports, annual report, Annual General Meeting, press releases, press conferences and conference calls, road shows, meetings with investors, capital market days and the company's website. Finally, the communications policy handles communications in crisis situations as well as in the event of information leaks.

Insider policy and records

The Board of Directors of Securitas Direct has adopted an insider policy as a complement to the insider legislation in force in Sweden. The insider policy establishes the procedures for "closed periods," meaning that trading in financial instruments in Securitas Direct is prohibited during 30 days prior to the publication of financial reports, the day of publication included, as well as during the two trading days immediately following the publication of a financial report. The insider policy also includes a prohibition on short-term trading, meaning that, as a general rule, acquired financial instruments in Securitas Direct may not be sold until three months after the acquisition, at the earliest.

Securitas Direct also maintains an internal insider register in accordance with applicable legislation and the instructions issued by the CEO. Such a register shall include, inter alia, information about all persons working for the company and having access to inside information.

Code of Conduct

Securitas Direct has adopted a Code of Conduct to ensure that the company upholds and promotes business methods of the highest possible ethical standards. Securitas Direct supports and respects fundamental human rights and recognises the responsibility to observe those rights wherever Securitas Direct operates.

Internal control

The Board of Directors of Securitas Direct is responsible for ensuring that the Group maintains a high level of internal control and shall continuously evaluate where the future risks in the operations may arise. The internal control system includes methods and activities which aim to safeguard assets, monitoring the accuracy and reliability of internal and external financial reporting and ensuring compliance with defined guidelines. Furthermore, external parties shall be engaged to perform risk and con-

trol diagnostics in functional areas that by their nature are subject to a high inherent risk – for instance the Group's major IT functions.

The key features of the control environment include clear frames of reference for the Board of Directors, a clear organisational structure, with documented delegation of decision making from the Board of Directors to Group Management, the competence of employees and a series of Group policies, procedures and frameworks.

The Board of Directors continuously evaluates the need for the Group to develop an internal audit function. The starting point for the Board of Directors' assessment is to consider how an internal audit function would help it achieve its targets and create shareholder value by adding an objective analysis of how the Board of Directors and Group Management manages risks and monitors the operations. In the light of the assessment made, it has not been deemed necessary to create a special internal audit function. The Board of Directors will perform an assessments of the need to develop an internal audit function on an yearly basis as part of the corporate-governance process within the Group.

NOMINATION COMMITTEE AHEAD OF THE ANNUAL GENERAL MEETING 2007

At the Annual General Meeting of Securitas Direct on June 12, 2006, it was resolved that Securitas Direct shall have a Nomination Committee consisting of four members and to elect Melker Schörling (Chairman), Gustaf Douglas, Annika Andersson (Fjärde AP-fonden) and Marianne Nilsson (Robur AB) as members of the Nomination Committee ahead of the Annual General Meeting 2007. In the event a shareholder represented by one of the Nomination Committee's members no longer would be one of the largest shareholders in Securitas Direct, or is a member of the Nomination Committee no longer employed by such a shareholder or for any other reason resigns from the Nomination Committee prior to the Annual General Meeting in 2007, the Nomination Committee shall have the right to appoint another representative for the largest shareholders to replace such member.

The Nomination Committee's task is to prepare, prior to forthcoming General Meetings, the election of the Chairman of the Board and other members of the Board, the election of the Chairman of the General Meeting, the election of Auditors (where applicable) and the resolutions on fees and other related matters. The Nomination Committee shall hold meetings as often as necessary in order for it to fulfill its duties, although at least one meeting per year.

SWEDISH CODE OF CORPORATE GOVERNANCE

The Swedish Code of Corporate Governance ("the Code") shall be applied by all companies on the A-list of the Stockholm Stock Exchange and by the companies on the O-list that, like Securitas Direct, have a market value exceeding SEK 3 billion. Securitas Direct will apply the Code as from the time when the company's shares are listed on the Stockholm Stock Exchange. In the event of deviation from individual rules, Securitas Direct will explain such a deviation in accordance with the Code. At present, Securitas Direct deviates with regard to audit and remuneration committees, see "The Board of Directors' areas of responsibility" above.


DANSIKRING
Alarm
43 23 50 50

THE SHARE AND OWNERSHIP



SHARE CAPITAL

Securitas Direct's share capital amounts to SEK 365,058,897, represented by 17,142,600 Class A shares and 347,916,297 Class B shares[1]. The shares have been issued in accordance with the Swedish Companies Act (2005:551) and the owners' rights associated with the shares may only be changed under the provisions of this Act.

At General Meetings, each Class A share entitles the holder to ten votes and each Class B share to one vote. Each shareholder who is entitled to vote may vote for the full number of shares held by him/her without restriction. Each share carries an equal right to dividend and to any surplus in the event of liquidation. The Articles of Association contain customary provisions regarding primary and subsidiary preferential rights. Class B shares are not subject to any restrictions concerning the right to transfer them, while Class A shares are subject to a pre-emption clause in Securitas Direct's Articles of Association (§ 12).

VPC AFFILIATION

The company and its shares are connected to the electronic securities system, the VPC system, with VPC as central securities depository and clearing organisation (VPC AB, PO Box 7822, SE-103 97 Stockholm, Sweden). The shares are individually registered and are denominated in SEK.

RIGHT TO DIVIDEND

Resolutions regarding dividend distributions are made by the General Meeting. Dividends are normally paid as a cash amount per share through VPC, but may also consist of something else (distribution in kind). The right to dividend belongs to persons registered as shareholders in the share register maintained by VPC on the record day as determined by the General Meeting. Such record day may not occur later than the day before the next Annual General Meeting. If a shareholder cannot be reached through VPC, the shareholder's dividend claim against Securitas Direct remains and is restricted only by statutory limitation. If the claim becomes statute-barred, the dividend devolves upon Securitas Direct.

There are no restrictions or specific procedures under the Swedish Companies Act or in Securitas Direct's Articles of Association in respect of dividend distributions to shareholders resident outside Sweden. Apart from possible limitations resulting from banking and clearing systems, payment is made in the same manner as for shareholders resident in Sweden. However, Swedish withholding tax is normally payable for shareholders with limited tax liability in Sweden, see "Tax issues in Sweden" on page 73.

SHARE CAPITAL DEVELOPMENT

Changes have been implemented during 2006 to adapt Securitas Direct's share structure and share capital ahead of the planned distribution of the company. The structure corresponds to the number of Securitas shares carrying dividend rights.

1) All of the shares have a quota value of SEK 1 and are fully paid in.


aroundio
patrol

Year	Transaction	Increase in number of Class A shares	Increase in number of Class B shares	Total number of Class A shares	Total number of Class B shares	Increase in share capital	Total share capital
2003		–	–	–	109,000[1]	–	SEK 10,900,000
2006	Split 100:1	–	10,791,000	–	10,900,000	–	SEK 10,900,000
2006	Bonus issue	–	244,158,897	–	255,058,897	SEK 244,158,897	SEK 255,058,897
2006	New issue	17,142,600	92,857,400	17,142,600	347,916,297	SEK 110,000,000	SEK 365,058,897

1) Prior to 2006, there was only one class of shares.

MAJOR SHAREHOLDERS

The table below shows Securitas Direct's expected largest shareholders (based on the ownership structure in Securitas' as per June 30, 2006 and changes known to have occurred thereafter). The ownership structure will initially be the same as in Securitas, with approx. 34,900 shareholders.

Shareholder	Class A shares	Class B shares	Percentage of share capital (%)	Percentage of voting rights (%)
Investment AB Latour	4,000,000	22,650,000	7.3	12.1
Melker Schörling AB	4,500,000	11,759,300	4.5	10.9
Robur	0	15,098,694	4.1	2.9
Alecta	0	13,850,000	3.8	2.7
Säkl AB	8,642,600	4,000,000	3.5	17.4
SEB Fonder	0	11,858,534	3.2	2.3
SHB/SPP Fonder	0	9,587,661	2.6	1.8
Akila Finance SA	0	9,260,220	2.5	1.8
Nordea Fonder	0	8,457,185	2.3	1.6
Franklin-Templeton Funds	0	7,463,081	2.0	1.4

ARTICLES OF ASSOCIATION

§ 1
The name of the company is Securitas Direct Aktiebolag. The company is a public company (publ).

§ 2
The Board of Directors of the company shall have its registered office in the municipality of Malmö, County of Skåne.

§ 3
The object of the company is (directly or indirectly through subsidiaries) to offer services and products within the field of security, to own and administer real and movable estate, as well as to pursue other compatible business.

§ 4
The share capital shall be no less than SEK two hundred million (200,000,000) and no more than SEK eight hundred million (800,000,000).

§ 5
The number of shares issued shall be no less than two hundred million (200,000,000) and no more than eight hundred million (800,000,000).

The shares may be issued in two classes, designated class A and class B. Shares of class A may be issued up to a maximum number of one hundred and sixty million (160,000,000) and shares of class B to a maximum number of six hundred and forty million (640,000,000).

Each share of class A entitles to ten (10) votes and each share of class B to one (1) vote.

Should the company decide to issue new class A and class B shares by way of a cash issue or a set-off issue, the holders of class A and class B shares, respectively, shall have priority right to subscribe to new shares of the same class in proportion to their existing shareholdings (primary right of priority). Shares not subscribed to by primary right of priority shall be offered to all shareholders (subsidiary right of priority). If the entire number of shares subscribed to by subsidiary right of priority cannot be issued, the shares shall be allocated between the subscribers in proportion to their existing shareholdings and, insofar as this cannot be done, by drawing of lots.

Should the company decide to issue shares of only one class by way of a cash issue or a set-off issue, all shareholders, irrespective of whether their shares are of class A or class B, shall have priority right to subscribe to new shares in proportion to their existing shareholdings.

Should the company decide to issue warrants or convertible bonds by way of a cash issue or a set-off issue, the shareholders shall have the priority right to subscribe to such warrants as if the shares to which the warrants entitle were issued and the priority right to subscribe to such convertible bonds as if the shares for which the convertible bonds may be exchanged were issued, respectively.

What is stated above shall not entail any restrictions on the possibility to resolve on a cash issue or a set-off issue with deviation from the shareholders priority rights.

An increase of the share capital by way of a bonus issue shall be made by issuing shares of both class A and B, in proportion to their part of the share capital when the increase is decided upon. Holders of shares of class A and class B, respectively, shall have the right to new shares of the same class, each in proportion to their existing shareholdings. The above shall not entail any restrictions on the possibilities to issue shares of a new class by a bonus issue, after any necessary amendments of the articles of association.

§ 6
The Board of Directors shall, in addition to such members that, in accordance with law, may be nominated by others than the General Meeting of Shareholders, consist of no less than five (5) and no more than ten (10) Directors with no deputy Directors.

For the audit of the company's administration and accounts, a registered public accounting firm shall be appointed by the General Meeting.

§ 7
A notice convening an Annual General Meeting or an Extraordinary General Meeting to decide upon amendments of the Articles of Association shall be issued at the earliest six and at the latest four weeks prior to the meeting. A notice convening other Extraordinary General Meeting shall be issued at the earliest six and at the latest two weeks prior to the meeting.

A notice convening a General Meeting shall be published in Post- och Inrikes Tidningar and in Svenska Dagbladet, Sydsvenska Dagbladet and Financial Times.

§ 8
General Meetings shall be held either in Malmö, Linköping or Stockholm.

§ 9
A shareholder, who wants to take part in the negotiations at a General Meeting, must be registered in a transcript or other presentation of the share register relating to the facts which were recorded five (5) weekdays before the General Meeting and must give notice to the company no later than 4 p.m. the day set forth in the notice convening the meeting. The last mentioned day must not be a Sunday, any other public holiday, a Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and must not fall earlier than on the fifth weekday before the General Meeting.

At the General Meeting, a shareholder is entitled to be accompanied by one or two assistants; however, only if the shareholder gives notice hereof to the company according to what is prescribed in the previous paragraph.

§ 10

At the Annual General Meeting the following matters shall be dealt with:

1. Election of a Chairman of the Meeting;
2. Preparation and approval of a voting list;
3. Approval of the Agenda;
4. Election of one or two persons to check the minutes;
5. Examination of whether the Meeting has been properly convened;
6. Presentation of the Annual Report and the Auditors' Report on the Parent Company, and the Consolidated Accounts and the Auditors' Report on the Group;
7. Resolutions with respect to
   a) the adoption of the Income Statement and the Balance Sheet of the Parent Company, and the Consolidated Income Statement and the Consolidated Balance Sheet,
   b) the appropriation of the Company's profit or loss according to the adopted Balance Sheet,
   c) the discharge of the Directors of the Board of Directors and the Managing Director from their liability;
8. Determination of the number of directors;
9. Determination of fees for the Board of Directors and, where applicable, the Auditors;
10. Election of the Board of Directors and, where applicable, appointment of a registered public accounting firm;
11. Any other matter duly referred to the General Meeting.

§ 11

The calendar year shall be the financial year of the company.

§ 12

If a share of class A has been transferred to a person who is not already a holder of shares of class A, by means of purchase, exchange, gift, separation of joint property, inheritance, will, company distribution, merger, demerger or other transfer of title, such share shall immediately be offered to the holders of shares of class A for redemption.

As soon as the Central Securities Depository (VPC) has informed the Board of Directors of the transfer of title, the Board of Directors shall immediately inform the acquirer of its obligation to offer the shares for redemption by written notification to the Board of Directors. Such notification shall contain information on the consideration paid for the shares and the acquirer's conditions for redemption. The acquirer shall hereby evidence his or her acquisition of the shares. Immediately upon receiving a notification of transfer of title, the Board of Directors shall enter this into a special book with details on the date of notification, as set forth in the Companies Act. The Board of Directors shall at the same time notify every person entitled to redemption whose postal address is known to the company, in writing, of the transfer of title to the shares and inform that claims for redemption shall be submitted to the Board of Directors within two (2) months from the acquirer's notification of the transfer of title. Claims for redemption submitted within the stipulated time period shall be entered into a special book with details on the date of the claim for redemption, as set forth in the Companies Act.

An offer for redemption may not be exercised for a smaller number of shares than those included in the offer. If claims for redemption are made by several persons entitled thereto, the shares shall, to the extent possible, be allocated to those entitled to redemption in proportion to their previous holdings of shares of class A. The remaining number of shares shall be allocated by drawing of lots, executed by notary public.

The redemption price shall be determined by agreement between the acquirer and the person entitled to redemption and shall as a general rule, if the shares have been transferred for a consideration, correspond to such consideration and otherwise to the price which can be expected in a sale under normal circumstances. If an agreement on the redemption price cannot be reached, the person entitled to redemption may request arbitration as set forth below.

A dispute regarding redemption of shares in accordance with this section 12 shall be finally settled by the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Arbitration shall be requested within two months from the day when the claim for redemption was submitted to the company in accordance with what is stipulated above. The arbitration board shall consist of three arbitrators or one single arbitrator and is to be appointed by the institute. All requests for arbitration, which by reason of the same transfer of shares have been submitted to the institute within the above stated time, shall be dealt with as one single arbitration procedure.

The redemption price shall be paid within one (1) month from the time when the redemption price was determined, by means of agreement between the parties or by an arbitration award.

If, within the stipulated time, no person entitled to redemption would submit a claim for redemption, or if the redemption price would not be paid within the stipulated time, the person who offered the share for redemption shall be entitled to be registered as holder of the share.

§ 13

The shares of the company shall be registered in a CSD register in accordance with the Financial Instruments Accounts Act (1998:1479).

These Articles of Association were adopted by the Annual General Meeting on 12 June 2006.

LEGAL MATTERS AND SUPPLEMENTARY INFORMATION

MATERIAL AGREEMENTS

Customers, suppliers and business partners

All of the Group's customer and supplier agreements are attributable to current operations. No single customer or supplier is of crucial significance for ongoing operations, and neither is the Group dependent on any single agreement, although all customers per se are of course important. All of the Group's more important suppliers are exchangeable. The replacement of certain suppliers could, however, have a tangible impact on results or costs.

Securitas Direct is of the opinion that all contractual relations outlined below are of particular significance.

Supply agreements

Securitas Direct's three main suppliers are General Electric for products in the Professional business area and Secom/Honeywell and Essence for products in the Consumer business area.

Securitas Direct's Spanish subsidiary has entered into supply agreements with Secom/Honeywell covering the supply of alarm products and components. The agreement includes customary delivery and guarantee provisions. According to the agreement, Securitas Direct undertakes to purchase certain minimum quantities, which are updated annually. Prices are fixed for one year at a time. For the rest of the Securitas Direct Group, a verbal agreement applies with Secom/Honeywell covering minimum quantities and fixed prices. It is Securitas Direct's intention to enter into a new written agreement with Secom/Honeywell for the period after the end of 2006.

Securitas Direct's Spanish subsidiary has concluded agreements with Essence Security International Ltd. regarding delivery of alarm systems and components. The prices are fixed and price adjustments require the consent of both parties. The agreement includes customary delivery and warranty provisions and runs for two years consecutively.

The agreement between Securitas Direct and GE Interlogix B.V. covers the delivery of products and components for electronic security systems and covers deliveries to the entire Securitas Direct Group within the Professional business area. With certain specific exceptions, the prices are fixed and price adjustments require Securitas Direct's approval. The agreement includes customary delivery and warranty provisions. The agreement runs through year-end 2006 and is extended for one year at a time provided it is not terminated by either party.

Mobile operators are important for the business since their services represent a significant part of the process where the alarm signal is conveyed to the central alarm facility. There are contracts with a number of different mobile operators. However, the choice of operator per se is not of crucial importance for Securitas Direct's operations and existing suppliers are exchangeable.

Agreements with security companies covering call out services in conjunction with alarms are also of considerable importance for the company's business. Agreements for these services have been signed primarily with Securitas' Services division, except for certain areas in which the company has chosen to use other suppliers. See also Call out services, etc. under "The relation between Securitas Direct and Securitas" on page 72.

Franchise and partner agreements

Franchise holders and service partner companies are significant for the business. For a more detailed presentation, see "Operations" on pages 20–30. The company's franchise holders and service partner companies install, service and sell Securitas Direct's products and services. In these operations, they are entitled to use Securitas Direct's trademark and act in the name of Securitas Direct. Legally and in terms of financial reporting, however, these operators are independent in relation to Securitas Direct.

Credit agreements

During the summer of 2006, Securitas Direct entered into a new credit agreement – a Multicurrency Revolving Credit Facility – in the amount of SEK 1,5 billion with a small group of business banks. The credit agreement will constitute Securitas Direct's main loan facility.

The term of the credit agreement is five years with the possibility to extend it by up to two years. The facility carries a floating exchange rate. As a condition for the loan Securitas Direct must, among other things, comply with certain commitments in respect of the ratio between the Group's net debt and net operating income before the deduction of financial expenses, taxes, depreciation and write-offs (EBITDA). The credit agreement also includes a provision regarding the creditors' right to advance repayment in the event of a real change of control over Securitas Direct.

Utilisation of the facility is conditional upon the Extraordinary General Meeting of shareholders in Securitas voting in favour of the distribution of the shares in Securitas Direct.

License agreements

Securitas Direct has a licensing arrangement covering a business and production system including debtors' ledger, inventory and alarm management, customer invoicing, installation orders and service orders. By means of the license agreement, the company is granted a perpetual right to use the software for the business and production system. The licenser also provides maintenance, service and support. The license agreement runs until further notice with the possibility for termination by both parties in the event of breaches of contract. Both parties are also entitled to terminate the licensor's provision of maintenance, service and support. Since the business of Securitas Direct is IT and transaction-intensive, the business and production system is a key aspect of operations. However, the agreement per se is not deemed to entail any substantial legal risk for Securitas Direct.

Securitas Direct has also entered into license agreements covering trademarks and business names, see License Agreement pertaining to SECURITAS under "The relation between Securitas Direct and Securitas" on page 71.

Other material agreements

During the past two years, Securitas Direct has entered into agreements covering the sale of its stake in the Belgian joint venture, Alert Services Holding N.V. ("ASH"), as well as the acquisition of a number of subsidiaries of the aforementioned company. Securitas Direct has also sold its stake in the joint venture Securitas Direct S.A. in Switzerland.

ASH was a joint venture that the Securitas Group previously held with the Belgian telecom company Belgacom N.V. Within ASH there were a number of subsidiaries that provided various types of security services in Belgium, the Netherlands and France through which security operations in these countries were coordinated to a certain extent. At the start of 2005, the Securitas Group owned 72 percent and Belgacom 28 percent of the shares in ASH. Securitas Direct owned 25.01 percent of the shares in ASH. After the Securitas Group acquired Belgacom's shares in ASH at the beginning of 2005, a restructuring of the ASH Group's operations was carried out and, in June 2005, Securitas Direct sold its stake in ASH to Securitas. In conjunction with this, Securitas Direct acquired all of the shares in the subsidiaries of ASH that were active within Securitas Direct's business field in Belgium (Securitas Direct N.V.), the Netherlands (Aroundio B.V.) and France (Securitas Direct S.A.S.). The transfer of shares in ASH to Securitas was made at the shares' book value. The acquisition of Securitas Direct N.V., Aroundio B.V. and Securitas Direct S.A.S. was made at the assessed market value. As it later transpired that part of Securitas Direct N.V's customer portfolio did not quite fit into Securitas Direct's operations, the aforementioned part of the customer portfolio was transferred back to Securitas Alert Services N.V., as of June 30, 2006, along with pertinent installation agreements, inventories, receivables and accounts payable.

As a result of the restructuring ahead of the distribution and listing of the shares in Securitas Direct, the company transferred in December 2005 its shareholding of 50 percent of the shares in the Swiss company Securitas Direct S.A. to Securitas. The aforementioned company was owned jointly with the security company Securitas A.G., which is the holder of the Securitas trademark in Switzerland. The share transfer was made at the book value for the shares.

INTELLECTUAL PROPERTY RIGHTS

Securitas Direct has entered into license agreements with Securitas, covering the right to use the trademark SECURITAS, see also "The relation between Securitas Direct and Securitas" on page 71. Securitas Direct is the holder of the Aroundio trademark, which is registered in a number of countries. With the exception of these trademarks, license rights from Securitas, the rights for Securitas Direct's franchise holders and local service partner companies and the rights to use the business and production system, there are no significant intellectual property rights that Securitas Direct owns or is allowed to use or permits other parties to use. Securitas Direct's protection of its intellectual property rights is continually monitored and supplemented whenever required.

INSURANCE

Securitas Direct has several Group-wide corporate insurance policies that have been procured through external insurance brokers and will take effect as of the stock exchange listing. For the period prior to this, Securitas Direct's operations are covered by Securitas' Group insurance. The Board of Directors of Securitas Direct is of the opinion that Securitas Direct has and has had satisfactory insurance protection relating to its business operations.

PERMITS

The operations performed by Securitas Direct require permits in most countries. Securitas Direct deems that the necessary permits are held, with the exception of Norway and Portugal where applications for permits recently have been submitted in conjunction with the separation from Securitas. Securitas Direct does not see any reasons why the aforementioned permits would not be granted.

DISPUTES

During Securitas Direct's day-to-day operations, disputes and claims against the company arise from time to time, but so far only to a limited extent and of no material significance for the Group. The Securitas Direct Group is not and, during the past twelve months, has not been party in any legal or arbitration proceedings that could have a significant effect on the company's or Group's financial position or profitability. The Board of Directors of Securitas Direct is not aware of any circumstances that could give rise to any such proceedings of significant proportions for the company or the Group.

AUTHORISATION

The Board of Directors of Securitas Direct was authorised by the 2006 Annual General Meeting, for the period up to the next Annual General Meeting on one or several occasions, to resolve that the company shall raise loans where interest or the amount by which repayment shall take place is, in whole or in part, dependent on the dividends to the shareholders, the company's share price, the company's results or the company's financial position. The authorisation is primarily intended to permit Securitas Direct to enter into credit agreements without the need for the General Meeting's approval.

TRANSACTIONS WITH RELATED PARTIES

No member of the Board or Management of Securitas Direct has or has had any direct or indirect participation in any business transaction with the company that is unusual in its nature or its terms and conditions. Besides guarantees for lease liabilities of the CEO and the CFO, Securitas Direct has not granted loans, provided guarantees or concluded surety agreements for or on behalf of any of these persons.

SHAREHOLDERS AGREEMENTS

Melker Schörling and Gustaf Douglas (directly or through companies and related parties; to control approximately 16 percent of the shares and approximately 41 percent of the total number of votes in Securitas Direct after the share distribution) have entered into a shareholders agreement, according to which the parties aims to coordinate their ownership regarding Board composition, dividend policy, resolutions concerning changes to the Articles of Association or share capital, significant acquisitions or transfers and appointment of the CEO. Futhermore, the agreement compromises pre-emption rights for the sale of Class A share by any part. Apart from this, the Board of Directors of Securitas Direct is not aware of any shareholders agreements or other arrangements between future shareholders, aimed at exercising collective influence over the company.

REGISTRATION AND LEGAL FORM OF BUSINESS ENTITY

Securitas Direct's corporate identity number is 556222-9012. The company was formed in Sweden on September 1, 1982 and was registered with the Swedish Companies Registration Office (at that time the Patent and Registration Office) on November 22, 1982. The company's current business name has been registered since October 6, 2005. The company's legal form of business entity, a public limited liability company, is governed by the Swedish Companies Act (2005:551).

COSTS

It is estimated that the Securitas Group's transaction costs for the distribution and listing of Securitas Direct and Systems will amount to approximately SEK 75 M.

DOCUMENTS AVAILABLE

The following documents are available at Securitas Direct, Kalendegatan 26, 211 37 Malmö:

- Articles of Association for Securitas Direct.
- Securitas Direct's Annual Reports and Auditors' reports for the financial years 2003, 2004 and 2005.
- Interim report for January – June 2006.
- "Consolidated accounts 2005".

Articles of Association and the interim report for January–June 2006 are also available on Securitas Direct's website page, www.securitas-direct.com.

THE RELATION BETWEEN SECURITAS DIRECT AND SECURITAS

This section presents an account of the relations between the Securitas Direct Group and the Securitas Group and, among other things, how these relations are affected by the distribution and listing of the shares in Securitas Direct. Even though Securitas Direct will be an independent company after the distribution and listing, Securitas Direct and Securitas will have continued business relations in a number of respects.

The proposed distribution of Securitas Direct and Securitas Systems means that the Securitas Group's operations will be split up. The fundamental point of departure for the split and the various agreements concluded between Securitas and Securitas Direct and/or Securitas Systems is that Securitas Direct and Securitas Systems will assume responsibility for their particular areas of operations, while Securitas will be responsible for the Group's other operations. The agreements that have been entered into between Securitas, Securitas Direct and/or Securitas Systems have been entered into at arms length and are not intended to restrain the competition between the companies.

RESTRUCTURING OF THE GROUP

Since the end of the 1990s, Securitas Direct has essentially had a streamlined and smoothly functioning group structure within the Securitas Group. During the period 2003–2005, however, certain intra-group transfers were made in connection with the split-up of the Consumer and Professional business areas.

The subsidiary in Denmark was established through the demergers of Dansikring A/S during 1999 and 2002. As a result, the Danish subsidiary retains certain liabilities for Dansikring A/S' previous commitments. The liabilities are divided jointly between Dansikring A/S and the other companies that participated in the demerger. Similarly, Securitas Direct's Finnish subsidiary was formed through the demerger of a former Securitas company in 2002, whereby the Finnish subsidiary still has a secondary liability for certain commitments of the former company. However, Securitas Direct does not expect any liabilities to arise from these demergers.

The only changes in the Group's legal structure as a result of the current distribution and listing of the shares in Securitas Direct consists of a transfer of 50 percent of the shares in a joint venture company in Switzerland, Securitas Direct S.A., to Securitas in December 2005, and the establishment of Aroundio Logistics AB during spring 2006, a company that will run Securitas Direct's logistics management. Refer also to Alert Services Holding in "Other significant agreements" under "Legal matters and supplementary information" on page 69.

In order to resolve certain matters between Securitas, Securitas Direct and Securitas Systems after the distribution and listing of Securitas Direct and Securitas Systems, the three companies have entered into separation agreements that may be viewed as framework agreements for the separation, and a number of other agreements. The implementation of the separation may result in certain additions and amendments to the contractual relations described below.

SEPARATION AGREEMENTS

The separation agreements between Securitas, Securitas Direct and Securitas Systems governs the principles for, among other things, the restructuring, division of assets and liabilities that are mainly attributable to one of the companies, division of, or joint access during a transitional period, to certain material joint assets as well as insurances. As a general rule, Securitas and Securitas Systems shall hold Securitas Direct harmless from liabilities and losses pertaining to their respective operations. Correspondingly, as a general rule, Securitas Direct shall hold Securitas and Securitas Systems harmless from liabilities and losses pertaining to Securitas Direct's operations. For a two-year period, the parties will mutually refrain from recruiting certain key persons. The agreement also includes provisions covering the situation that legal claims are filed against the wrong Group and a commitment from all parties to work towards obtaining any consents and approvals required for the separation. Furthermore, the parties shall work towards solving any problems that may arise as a result of the separation through co-operation and mutual understanding.

LICENSE AGREEMENT PERTAINING TO SECURITAS

Securitas Direct's need to use the trademark and business name "SECURITAS DIRECT" and the accompanying marks and domain names is met through license agreements with Securitas. Through the agreements, Securitas Direct is given the right to, within present operations, use the word combination SECURITAS DIRECT as trademark and business name and in graphic marks. As regards Denmark and Switzerland, the corresponding rights apply to DANSIKRING DIRECT and PROTECTAS DIRECT. In addition, Securitas is prohibited from using these word combinations as trademarks during a period of three years following the expiration of the license agreements. In return for the license, Securitas Direct pays a certain sales-based royalty. The license agreements run through 2010 and may subsequently be extended through agreement among the parties. Prior to this, Securitas Direct may at any time terminate the agreements with a notice period of six months. Securitas does not have similar rights to terminate the agreements. However, Securitas may terminate the agreements under certain circumstances; for example, in the event of a direct or indirect change of control

of Securitas Direct. In the event that the agreements would cease to apply, Securitas Direct may no longer use the marks SECURITAS, DANSIKRING or PROTECTAS in its operations.

LEASES

In Norway, Finland, the Netherlands, Belgium and Portugal and regarding a small office in France, Securitas Direct has entered into lease agreements covering premises with Securitas' Services Division. The premises are leased on commercial terms. Securitas Direct intends to honour certain of these lease agreements until they expire, but other agreements may be terminated and new lease agreements entered into with other landlords.

CALL OUT SERVICES ETC.

Securitas Direct has entered into year-long agreements with Securitas' Services Division covering call out services in the event of Securitas Direct's customer alarms being triggered. Generally, these agreements are entered into by the subsidiaries in each country. Securitas and Securitas Direct have also entered into a framework agreement covering certain guidelines and principles for the contractual relations among the subsidiaries in respect of call out services. Because of their scope, these contractual relations constitute a substantial share of Securitas Direct's operations. Securitas' services are provided on commercial terms. Securitas Direct intends to continue its contractual relations with Securitas' Services Division as long as the service is provided in a professional manner and at competitive prices.

The alarm centres in the Netherlands and Belgium are managed by Securitas' local subsidiaries within the Services Division. Securitas Direct's aim, however, is to establish alarm centres with own personnel during 2006, and not later than the second quarter of 2007.

In certain countries, primarily in the Nordic region, Securitas Direct sometimes provides alarm services for Securitas' Services Division in conjunction with combined solutions. In these cases, Securitas' Services Division has sold a guarding service to a customer that also desires an alarm service. Securitas Direct then acts a sub-supplier to Securitas' Services Division. Securitas Direct invoices the Securitas' Services Division for the alarm service, while the Sevices Division invoices the end customer for the entire combined solution. Securitas Direct's services are provided on commercial terms.

RELATIONS THAT WILL CEASE

Administration

In Sweden, Securitas Direct has purchased payroll administration services from Securitas' Services Division. The contractual relation will cease at year-end 2006. Procurement of a new external supplier of payroll administration services is in progress.

Cars

Up to August 2006, Securitas Direct has leased service and company cars through Securitas' subsidiary Securitas Uthyrning AB. Securitas Direct has, however, commissioned another external leasing company, FöreningsSparbanken Finans AB, AutoPlan, which has taken over the leasing agreements concluded with Securitas Uthyrning AB.

Inventory management

Securitas Direct has purchased inventory management and logistics services from Securitas Systems Sverige AB regarding the Aroundio businesses in Sweden, Finland, Norway and the Netherlands. However, this cooperation was concluded during the summer of 2006. Aroundio's logistics management for Sweden, Finland and Norway is currently handled internally through Aroundio Logistics AB, a newly established company.

Insurance

In the past, Securitas Direct has been covered by the Securitas group insurance. This situation ceases in conjunction with the separation of Securitas Direct from the Securitas Group. Securitas Direct has instead procured its own joint group insurance cover, see "Insurance" under "Legal matters and supplementary information" on page 69. There is a special agreement with Securitas aimed at ensuring that Securitas Direct has uninterrupted insurance protection in terms of insurance cases attributable to the time prior to the separation.

Financing

Securitas Direct previously financed its operations primarily through its own funds and loans from the Securitas Group. On August 31, 2006, Securitas granted an unconditional cash capital contribution of SEK 835 M and remitted a non interest-bearing debt of SEK 47 M, corresponding to a total capital contribution of SEK 882 M. The Securitas Direct Group's loans from the Securitas Group are intended to be repaid partly with the funds paid to Securitas Direct as a shareholder contribution from Securitas, and partly, if required, through the utilisation of the credit facility. See Credit agreements under "Legal matters and supplementary information", page 68.

SECURITAS INCENTIVE PROGRAMME 2002/2007

In 2002, Securitas introduced a global incentive programme based on convertible loans that run through May 2007 and which was addressed to virtually all employees in the Securitas Group. However, during 2005, Securitas offered participants in the programme the opportunity to sell their investments prematurely. After the distribution of Securitas Direct, more than 100 employees in the Securitas Direct Group will still participate in this incentive programme. However, the incentive programme does not provide entitlement to the shares in Securitas, but only to possible cash compensation based on Securitas share price. The cost of the outcome of the programme will not burden Securitas Direct.

TAX ISSUES IN SWEDEN

Set forth below are certain Swedish tax provisions that apply in connection with Securitas distribution of shares in Securitas Direct and the listing of the Class B shares in Securitas Direct for shareholders with an unlimited tax liability in Sweden, unless otherwise stated. The summary is based on prevailing legislation and is intended as general information only. The description below does not cover situations where the shares in Securitas and Securitas Direct, respectively, are held as current assets in a business operation or are held by a partnership. Further, the summary does not address the specific rules and regulations that may apply on holdings of so called qualified shares in companies that are, or have previously been, closely held companies or to shares that have been acquired on the basis of such holdings. For holders of such shares and for certain other categories of shareholders specific rules may apply. The tax implications for each shareholder depend in part on the specific circumstances of the shareholder. Each shareholder should therefore consult a tax advisor as to the tax consequences that may arise in connection with the distribution and the holding of the shares in Securitas Direct, including the applicability and effects of foreign rules and tax treaties for the avoidance of double taxation.

Summary

The distribution of the shares in Securitas Direct is intended to be made under the "Lex ASEA provisions", and will thus not result in any immediate tax consequences in Sweden. The tax basis for the shares in Securitas entitling to the distribution will be allocated between these shares and the shares in Securitas Direct received.

TAXATION AT THE DISTRIBUTION OF SHARES IN SECURITAS DIRECT

The Swedish Tax Agency has confirmed that the distribution of the shares in Securitas Direct will be exempt from Swedish taxation under the "Lex ASEA provisions". The tax basis of the shares in Securitas entitling to the distribution will be allocated between these shares and the shares in Securitas Direct received. The allocation of the tax basis will be based on the change in value of the shares in Securitas due to the distribution of the shares in Securitas Direct. Securitas will request guidelines from the Swedish Tax Agency on the allocation of the tax basis. Information on the guidelines from the Tax Agency will be published as soon as possible on the websites of Securitas, Securitas Direct and the Swedish Tax Agency[1].

TAXATION AT THE DISPOSAL OF SHARES IN SECURITAS DIRECT

A disposal of the received shares in Securitas Direct normally triggers capital gains taxation. A capital gain or a capital loss is calculated as the difference between the sales proceeds, after deduction for sales costs, and the tax basis. The tax basis of the shares in Securitas Direct received through the distribution will be determined based on the guidelines that the Swedish Tax Agency will render. The tax basis for all shares in Securitas Direct of the same class and type will be added together and computed collectively under the average method. Since the Class B shares in Securitas Direct will be listed, the tax basis for these shares may alternatively be determined to be 20 percent of the net sales revenue, using the standard rule.

Individuals

For individuals, capital gains are taxed in the capital income category, normally at a rate of 30 percent. For unlisted shares, as the Class A shares, in certain cases only five-sixth of a capital gain will be taxed. However, this does not apply if any of the company's shares, such as the Class B shares, are listed. Capital losses on shares and other listed securities that are taxed as shares with the exception of shares in Swedish mutual funds consisting solely of receivables denominated in the Swedish currency (interest funds) may be fully offset against taxable capital gains on such securities. Hence, a capital loss on listed shares, as the Class B shares in Securitas Direct will be, is fully deductible, while only five sixth of a capital loss on unlisted shares, such as the Class A shares, will be deductible. A capital loss in excess of such loss will be deductible from other capital income at 70 percent or five sixth of 70 percent, respectively.

Should a deficit arise in the capital income category, such deficit may reduce the tax on income from employment and business operations as well as real estate tax. A tax reduction is granted at 30 percent of a deficit not exceeding SEK 100,000 and at 21 percent for any remaining part. The deficit cannot be carried forward to a future financial year.

Limited Liability Companies

For limited liability companies, capital gains on shares that are not held for business purposes are taxed as business income at a rate of 28 percent. Specific provisions apply to shares held for business purposes. Capital gains on such shares are normally tax exempt and losses non-deductible. Unlisted shares, such as the Class A shares, are deemed to be held for business purposes. Listed

1) www.securitasgroup.com, www.securitas-direct.com and www.skatteverket.se.

shares, such as the Class B shares will be, are deemed to be held for business i.e. if the shareholding constitute a capital asset for the investor and the holding amounts to at least 10 percent of the voting rights or is required by the business conducted by the owner company or another closely-associated company defined in certain manner. In order for a capital gain on listed shares to be tax exempt and a capital loss not to be deductible, the shares must also have been held for business purposes by the holder during a consecutive period of at least one year prior to the sale.

For limited liability companies, a capital loss on shares that is deductible, may only be offset[1] against taxable capital gains on shares and other securities that are taxed as shares. A capital loss may also, if certain conditions are met, be offset against such capital gains in companies of the same group, provided that the companies may carry out group contributions between them. Capital losses that cannot be offset during a particular year may be carried forward and be offset against eligible capital gains in subsequent tax years without limitation in time.

TAXATION OF DIVIDEND FROM SECURITAS DIRECT

For individuals[2], dividend from Securitas Direct will be taxed in the capital income category at a rate of 30 percent and for limited liability companies in the business income category at a rate of 28 percent. Dividends on shares that are held for business purposes are normally tax exempt. In order for a dividend on listed shares to be tax exempt under these provisions, the shares must not be disposed of within one year from the day the shares became held for business purposes with its owner. For individuals resident in Sweden a preliminary tax of 30 percent is withheld. The preliminary tax is generally withheld by VPC or, for nominee-registered shares, by the nominee.

NET WEALTH TAX

Shares listed on the O-list of Stockholmsbörsen, as the Class B shares of Securitas Direct will be, are normally exempt from net wealth taxation. OMX intends to introduce a joint list for the Nordic stock exchanges owned by OMX, the OMX-list, that will replace the A-list and the O-list. The new structure is not expected to entail any tax consequences. Shares that have previously been listed on the O-list are expected to remain exempt from net wealth taxation. This opinion has recently been confirmed by the Council for Advance Tax Rulings in an advance tax ruling that has become legally binding. Unlisted shares, as the Class A shares, are normally subject to net wealth taxation. However, they are normally only ascribed a taxable value to the extent that the company conducts assets management.[3]

SHAREHOLDERS WITH LIMITED TAX LIABILITY IN SWEDEN

A Swedish withholding tax is normally payable for shareholders with limited tax liability in Sweden receiving dividends on shares in a Swedish limited liability company. Withholding tax will, however, not be payable on the distribution of shares in Securitas Direct since the distribution will be made under the "Lex ASEA provisions". The distribution may, however, trigger taxation in the shareholder's country of tax residency.

Withholding tax will normally be payable on dividends paid by Securitas Direct to shareholders with limited tax liability in Sweden. The statutory tax rate is 30 percent but is normally reduced under tax treaties that Sweden has concluded with other countries for the avoidance of double taxation. Most of Sweden's tax treaties in this context enable a reduction of the Swedish tax to the treaty's tax rate immediately at the time of disbursement, provided that sufficient information on the tax residency of the party receiving the dividend is available. In Sweden, VPC or, for nominee-registered shares, the nominee, normally handles the deduction of withholding tax. If 30 percent withholding tax is withheld upon a payment to someone that is entitled to be taxed at a lower tax rate, a refund may be requested from the Swedish Tax Agency prior to the expiration of the fifth calendar year after the distribution.

Swedish withholding tax is not payable on dividends paid to certain foreign companies for shares that are considered to be held for business purposes due to the fact that they are unlisted or that the holding amounts to at least 10 percent of the voting rights and the holding has been of this amount for at least 12 months before the dividend, if the dividend would have been tax exempt for a Swedish company under the tax provisions on shares held for business purposes.

Shareholders with limited tax liability in Sweden that do not conduct business operations from a permanent establishment in Sweden are normally not taxed in Sweden on capital gains upon the sale of shares. However, shareholders may be subject to taxation in their country of tax residency. According to a special rule, however, individuals with limited tax liability in Sweden may be subject to Swedish taxation upon the sale of Swedish shares, if they at any time during the year of the sale or the ten calendar year preceding the year of the sale, were tax resident in Sweden or permanently lived here. However, the applicability of the rule is in several cases limited by tax treaties between Sweden and other countries for the avoidance of double taxation.

1) I.e. if the specific provisions on shares that are held for business purposes do not apply.
2) The specific provision stating that only five sixth of a dividend on shares in an unlisted company is subject to taxation is not applicable since the shares of series B will be listed.
3) It should be noted that the Net Wealth Taxation Act is currently under review, see SOU 2004:66.

CONSOLIDATED ACCOUNTS

Securitas Direct, as a wholly owned subsidiary of Securitas, has not previously published any consolidated information other than segment information reported in Securitas' accounts. The information on pages 75–95 of this prospectus comes from the "Consolidated accounts 2005", which were prepared based on the legal Group. However, segment information in Securitas was prepared based on the operating Group. For differences between the "Consolidated accounts 2005" and the segment information, see page 35.

INCOME STATEMENT

SEK 000s	Note	2005	2004	Previous accounting principles 2003
Sales, continuing operations	9	2,705,949	2,127,148	1,495,139
Production expenses	10,11,12	–1,570,165	–967,082	–703,918
Gross income	**8**	**1,135,784**	**1,160,066**	**791,221**
Selling and administrative expenses	10,11,12	–869,229	–953,299	–635,156
Amortisation of goodwill	16	–	–	–5,843
Operating income, continuing operations		**266,555**	**206,767**	**150,222**
Income from financial investments				
Share in income of associated companies		–	–	–4,351
Financial income	9,13	3,170	1,654	1,148
Financial expense	13	–23,713	–21,176	–23,451
Income before taxes, continuing operations		**246,012**	**187,245**	**123,568**
Taxes	14	–82,240	–59,915	–40,624
Net income for the year, continuing operations		**163,772**	**127,330**	**82,944**
Net income from discontinued operations	15	3,491	7,323	–
NET INCOME FOR THE YEAR		**167,263**	**134,653**	**82,944**
Number of shares		109,000	109,000	109,000
Earnings per share after tax		1,534.52	1,235.35	760.95
Earnings per share after tax, after dilution		1,534.52	1,235.35	760.95

CASH FLOW STATEMENT

SEK 000s	Note	2005	2004
Operations			
Operating income		266,555	206,767
Reversal of depreciation	12,17,18,19	327,960	253,873
Financial items received		3,170	1,654
Financial items paid		–23,713	–21,176
Income tax paid		–70,376	–46,519
Change in accounts receivable		3,962	–74,834
Change in other operating capital employed		–46,354	136,726
Cash flow from operating activities		**461,204**	**456,491**
Investing activities			
Investments in fixed assets		–581,171	–474,567
Acquisition and divestment of subsidiaries	15	–276,381	–8,020
Divestment of associated companies	15	124,840	–
Cash flow from investing activities		**–732,712**	**–482,587**
Financing activities			
Dividend paid		–17,533	–19,350
Group contributions granted		–41,466	–12,381
Shareholder contributions received		154,550	–
Change in interest-bearing net debt excluding cash and cash equivalents		248,967	101,298
Cash flow from financing activities		**344,518**	**69,567**
Cash flow for the year		**73,010**	**43,471**
Cash and cash equivalents at beginning of year		79,024	35,615
Translation differences on cash and cash equivalents		–1,703	–62
	25	**150,331**	**79,024**

Cash flow from discontinued operations is reported as part of current operations.

BALANCE SHEET

SEK 000s	Note	2005	2004	Previous accounting principles 2003
ASSETS				
Fixed assets				
Goodwill	16	48,552	19,631	16,085
Contract portfolio	17	55,283	13,813	–
Other intangible fixed assets	18	43,522	13,356	5,833
Buildings and land	19	–	297	310
Machinery and equipment	19	1,052,897	833,471	570,543
Deferred tax assets	14	29,797	26,043	19,176
Other long-term receivables	21	4,630	6,956	7,079
Shares in associated companies	20	–	113,126	109,741
Total fixed assets		**1,234,681**	**1,026,693**	**728,767**
Current assets				
Inventories	22	310,540	227,694	154,644
Accounts receivable	23	233,803	237,765	162,931
Other current receivables	24	122,920	79,041	84,927
Short-term investments	25	413	455	887
Cash and cash equivalents	25	149,918	78,569	34,801
Total current assets		**817,594**	**623,524**	**438,190**
TOTAL ASSETS		**2,052,275**	**1,650,217**	**1,166,957**
EQUITY AND LIABILITIES				
Equity	26			
Share capital		10,900	10,900	10,900
Other capital contributions		154,550	–	–
Other reserves		10,688	–3,098	–5,406
Retained earnings/losses		28,180	–50,037	122,542
Net income for the year		167,263	134,653	82,944
Total equity		**371,581**	**92,418**	**210,980**
Long-term liabilities				
Other long-term loan liabilities	27	0	9,405	9,932
Other long-term liabilities	27	155	798	810
Deferred tax liability	14, 28	41,829	26,957	7,527
Other provisions	28	4,702	5,053	3,992
Total long-term liabilities		**46,686**	**42,213**	**22,261**
Current liabilities				
Other short-term loan liabilities	29	892,389	621,687	523,633
Accounts payable		282,799	227,975	147,749
Current tax liability	14	27,379	22,026	40,961
Other current liabilities	29	431,441	643,898	221,373
Total current liabilities		**1,634,008**	**1,515,586**	**933,716**
TOTAL EQUITY AND LIABILITIES		**2,052,275**	**1,650,217**	**1,166,957**
Pledged assets		–	–	–
Contingent liabilities	30	54,471	14,445	18,128

The above balance sheet includes 2003 figures only for the purpose of comparison.

The 2003 balance sheet according to previous accounting principles has been classified according to IFRS. The formal balance sheet is presented on the next page.

The 2003 balance sheet is presented below in accordance with previous accounting principles.

SEK 000s	Notes	2003
ASSETS		
Fixed assets		
Goodwill	16	16,085
Other intangible fixed assets	18	5,833
Total intangible fixed assets		21,918
Buildings and land	19	310
Machinery and equipment	19	570,543
Total tangible fixed assets		570,853
Deferred tax assets	14	19,176
Other long-term receivables	21	7,079
Shares in associated companies	20	109,741
Total financial fixed assets		135,996
Total fixed assets		**728,767**
Current assets		
Inventories	22	154,644
Accounts receivable	23	162,931
Other current receivables	24	84,927
Short-term investments	25	887
Cash and cash equivalents	25	34,801
Total current assets		**438,190**
TOTAL ASSETS		**1,166,957**
EQUITY AND LIABILITIES		
Equity		
Restricted equity		
Share capital		10,900
Restricted reserves		21,863
Unrestricted equity		
Unrestricted reserves		95,273
Net income for the year		82,944
Total equity		**210,980**
Provisions		
Deferred tax liability	14	7,527
Other provisions	28	3,992
Total provisions		**11,519**
Long-term liabilities		
Other long-term loan liabilities	27	9,932
Other long-term liabilities	27	810
Total long-term liabilities		**10,742**
Current liabilities		
Other short-term loan liabilities	29	523,633
Accounts payable		147,749
Current tax liability		40,961
Accrued expenses and prepaid income	29	125,194
Other current liabilities	29	96,179
Total current liabilities		**933,716**
TOTAL EQUITY AND LIABILITIES		**1,166,957**
Pledged assets		–
Contingent liabilities	30	18,128

CHANGES IN EQUITY

SEK 000s	Share capital	Restricted reserves	Unrestricted equity, including income for the year	Total
Opening balance at January 1, 2003 according to previous accounting principles[1]	10,900	30,271	122,703	163,874
Translation differences	–	–8,408	–3,516	–11,924
Group contributions granted, net			–8,914	–8,914
Dividends paid	–	–	–15,000	–15,000
Net income for the year	–	–	82,944	82,944
Closing balance at December 31, 2003 according to previous accounting principles[1]	**10,900**	**21,863**	**178,217**	**210,980**

	Equity attributable to the Parent Company's shareholders				
	Share capital	Other capital contributions	Other reserves[2]	Earnings brought forward including income for the year	Total
Opening balance at January 1, 2004 according to previous accounting principles	10,900	–	–5,406	205,486	210,980
Elimination of translation differences in accordance with IFRS[1]	–	–	5,406	–5,406	–
Opening balance at January 1, 2004 according to IFRS	10,900	–	–	200,080	210,980
Translation differences	–	–	–3,098	–	–3,098
Income and expenses booked directly against equity		–	**–3,098**		**–3,098**
Net income for the year	–	–	–	134,653	134,653
Total changes in asset values, excluding transactions with the company's owners	–	–	**–3,098**	**134,653**	**131,555**
Group contributions granted, net	–	–	–	–29,856	–29,856
Dividends paid	–	–	–	–19,350	–19,350
Adjustment in conjunction with intra-Group acquisition of subsidiaries	–	–	–	–187,925	–187,925
Group-internal acquisition of subsidiary	–	–	–	–12,986	–12,986
Closing balance at December 31, 2004	**10,900**	–	**–3,098**	**84,616**	**92,418**
Opening balance at January 1, 2005	**10,900**	–	**–3,098**	**84,616**	**92,418**
Translation differences	–	–	13,786	–	13,786
Income and expenses booked directly against equity	–	–	**13,786**	–	**13,786**
Net income for the year	–	–	–	167,263	167,263
Total changes in asset values, excluding transactions with the company's owners	–	–	**13,786**	**167,263**	**181,049**
Shareholder contributions received	–	154,550	–	–	154,550
Group contributions granted, net	–	–	–	–38,903	–38,903
Dividend paid to shareholders in the Parent Company	–	–	–	–17,533	–17,533
Closing balance at December 31, 2005	**10,900**	**154,550**	**10,688**	**195,443**	**371,581**

1) Refers to previous accounting principles for 2003 as the reporting format according to the Act on Annual Accounts differs from the reporting format according to IFRS, applicable to the 2004 and 2005 financial years.

2) Other reserves correspond in their entirety to translation differences.

NOTES

NOTE 1 ACCOUNTING PRINCIPLES

Securitas Direct AB and its subsidiaries sell and install alarm systems and provide centrally connected alarm monitoring. The Group conducts operations in Europe.

Securitas Direct AB applies International Financial Reporting Standards, IFRS (previously IAS), as adopted by the European Union (EU) and effective as of January 1, 2004, the Swedish Financial Accounting Standards Council's Recommendation 30, Supplementary Accounting Principles for Groups, and the Swedish Annual Accounts Act. For periods prior to January 1, 2004, the previous Swedish accounting principles (the Financial Accounting Standards Council's recommendations) were applied. Differences between these principles and the current accounting principles are described below. The consolidated accounts were prepared in accordance with the purchase method.

Adoption and impact of other new and revised IFRS

In preparing the consolidated financial statements as per December 31, 2005 the following standards and interpretations had been published but had not yet come into effect:

Standards and interpretations that come into effect on December 1, 2005:

IFRIC 6 Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment

Standards and interpretations that come into effect on January 1, 2006:

IAS 19 Amendment – Actuarial Gains and Losses, Group Plans and Disclosures

IAS 21 Amendment – Net investment in a Foreign Operation*

IAS 39 Amendment Cash Flow Hedges of Forecast Intra-group Transactions

IAS 39 Amendment – Fair Value Option

IAS 39 and IFRS 4 – Amendment Financial Guarantee Contracts

IFRS 6 Exploration and Evaluation of Mineral Resources

IFRIC 4 Determining whether an Arrangement Contains a Lease

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Funds

Standards and interpretations that come into effect during 2006:

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective March 1, 2006)*

IFRIC 8 Scope of IFRS 2 (effective May 1, 2006)*

IFRIC 9 Reassessment of Embedded Derivatives (effective June 1, 2006)*

Standards and interpretations that come into effect on January 1, 2007:

IAS 1 Amendment: Capital Disclosures

IFRS 7 Financial Instruments: Disclosures

These standards and interpretations are expected to impact only the disclosure requirements for Securitas Direct AB.

Scope of the Consolidated financial statements (IFRS 3)

The consolidated financial statements include subsidiaries in which the Parent Company, Securitas Direct AB, directly or indirectly holds more than 50 percent of the votes or in any other manner exercises controlling influence. Subsidiaries are all companies in which the Group has the right to govern the financial and operational policies in a manner that normally follows a shareholding of more than one half of the voting rights.

Acquisition of operations including companies under common control (IFRS 3)

An acquisition of operations that includes companies or operations under joint control is an acquisition of operations in which all of the merged companies or operations are ultimately controlled by the same party or parties both before and after the acquisition, and in which the controlling influence is not temporary. Lacking more specific guidelines, the Group consistently reports all acquisitions of operations, involving companies under common control, at the historical carrying value within the Securitas Group. The acquisition is reported from the first day of the comparison period until the period in which the acquisition takes place. This means that the comparison figures are restated, compared with previously published information.

Purchase method of accounting (IFRS 3)

The consolidated financial statements have been prepared in accordance with the purchase method of accounting, which means that the acquisition values of shares in subsidiaries are eliminated against the subsidiaries' equity at the time of acquisition, including any share of equity in untaxed reserves. The amount of equity in acquired companies is determined on the basis of a market valuation of assets and liabilities at the time of acquisition. With this method, only that portion of the equity of subsidiaries created after the time of acquisition is included in consolidated equity. The surplus that is determined on the basis of the difference between the purchase price and the fair value of the acquired net assets is recognised as goodwill. If the purchase price is less than the fair value of the acquired net assets, the difference is recognised immediately in the income statement. Acquisition expenses directly attributable to the acquisition are included in the acquisition calculation and, thus, in the determination of goodwill. The consolidated income statement includes companies acquired during the year from acquisition date. Companies divested during the year are excluded as of the divestment date.

Assets held for sale and discontinued operations (IFRS 5)

Securitas Direct applies IFRS 5, assets held for sale and discontinued operations, which addresses reporting requirements and valuation in conjunction with the divestment of fixed assets and major portions of operations.

A discontinued operation is a portion of a company's operations representing an independent operating unit or a significant operation within a geographic area. According to IFRS 5, the fixed asset (or divestment group) is classed as an asset held for sale and reported at the lower of carrying value and fair value less sales costs, subject to the condition that the carrying value is primarily recovered through a sales transaction and not through continuous use. These assets may not be depreciated during the period from the date at which they were classified as held for sale until the date they are divested. Securitas Direct applied this principle starting on January 1, 2005 in accordance with the transition rules in IFRS 1 First-time adoption of IFRS.

In the consolidated income statement, income after taxes from discontinued operations (including capital gains/losses)is reported as a separate item, "Net income from discontinued operations". Comparison figures were recalculated for the income statement but not for the balance sheet or the cash flow statement. Information on sales, operating income, tax and net income for discontinued operations is provided separately in Note 15.

Investments in associated companies (IAS 28)

The equity method is used to account for shareholdings that are neither subsidiaries nor joint ventures, but where Securitas can exert a significant influence. The share in income of associated companies is included in the consolidated income statement

*) Not yet adopted by the European Union.

under income before taxes and consists of the share in the associated company's income after taxes. In the consolidated balance sheet, shareholdings in associated companies are stated at acquisition value, adjusted for dividends and the share in income of associated companies after the acquisition date. Any goodwill or other adjustments that reflect the difference between the purchase price and the share of equity in the acquired company at the time of acquisition are also included in the carrying value in the consolidated balance sheet. Negative goodwill is immediately reversed via the income statement.

Translation of foreign subsidiaries (IAS 21)
The functional currency of each of the Group's subsidiaries is normally determined by the primary economic environment in which the company operates. The Group's reporting currency, that is, the currency in which the consolidated financial statements are presented, is the Swedish krona (SEK). Translation of the accounts of foreign subsidiaries takes place as follows; the income statement for each month is translated using the exchange rate prevailing on the last day of the month, which means that income for each month is not affected by foreign exchange fluctuations during subsequent periods. Balance sheets are translated using exchange rates prevailing at each balance sheet date. Translation differences arising in the conversion of balance sheets are booked directly against equity and thus do not affect income for the year. The translation differences arising due to the fact that income statements are translated using average rates, while balance sheets are translated using exchange rates prevailing at each balance sheet date, are booked directly against equity. In cases where loans have been raised to reduce the Group's currency/translation exposure in foreign net assets, meeting the hedge accounting criteria, the exchange-rate differences on such loans are recognised together with the exchange-rate differences arising from the translation of foreign net assets in the translation reserve in equity.

Intra-group transactions (IAS 24 and IFRS 3)
Pricing of deliveries between Group companies is determined using usual business principles. Intra-group receivables and liabilities, transactions between Group companies and the resulting internal income have been eliminated.

Group companies include all companies that Securitas Direct owns or controls according to the above definition under the heading Scope of consolidated financial statements. All transactions with other Securitas companies are treated as external.

Revenue recognition (IAS 11 and IAS 18)
The Group's revenue is generated from various types of security services and the sale of alarm products. Revenues from security services are recognised in the period in which they are earned. Alarm installations are recognised as revenue in the period in which they are delivered.

Other revenue is recognised as revenue according to the following:
- Interest income is reported in the income statement in the period to which it refers.
- Dividends received are reported in the income statement when the right to receive a dividend is deemed to be certain.

Segment Reporting (IAS 14)
According to IAS 14, business segments include products or services that are exposed to risks and returns differing from those in other segments. Securitas Direct considers Consumer and Professional to be the primary business segments. Internal costs and internal sales revenues in these segments are based on actual internal sales between the segments. The Group has an internal pricing policy that is based on the internal pricing guidelines for multi-national companies and tax administration published by the OECD. All transactions based on this policy are supported by written contracts between the various parties. The concept is based on a distribution of functions and risk between the different units within Securitas Direct. Profit is allocated based on the functions for which payment had been made, risk exposure and available industry benchmarks. Unallocated costs are reported under the heading Other, which includes costs for joint Group functions. The secondary segments consist of a division into the geographic markets in which Securitas Direct conducts business and correspond to the Nordic region, Central Europe and Iberia.

Government Grants (IAS 20)
Securitas Direct, similar to other employers, is entitled to a number of government grants relating to personnel. Grants relate to training, recruitment, reduction of working hours, etc. All grants are accounted for in the income statement as a cost reduction in the same period as the corresponding underlying cost.

Taxes (IAS 12)
Provisions are made for all taxes that are expected to be levied on income for the year, including deferred tax. Deferred tax is calculated in accordance with the liability method. Deferred tax is based on net changes in temporary differences between the carrying value and taxable value of assets and liabilities. The calculated deferred tax liabilities and deferred tax recoverables are recognised in the same manner as the underlying transactions were recognised as of the balance sheet date, and refer to all taxable temporary differences, provided such differences do not pertain to goodwill or shares in subsidiaries. Anticipated tax rates are applied in the years in which the temporary differences are likely to be reversed. A deferred tax recoverable is recognised when it is probable that sufficient taxable income will arise so that the deferred tax recoverable can be utilised. Deferred tax recoverables are valued as of balance sheet date, and any potential previously unvalued deferred tax recoverable is recognised when it is expected to be utilised, or correspondingly, reduced when it is expected to be wholly or partly offset against future taxable income.

Current and deferred taxes are booked directly against equity if the relevant underlying transaction or event is recognised directly in equity for the period, or the previous period if the transaction pertains to an adjustment of an opening balance of retained earnings as the result of a change in accounting principle, or if it relates to exchange-rate differences in the translation of the balance sheets of foreign subsidiaries posted to equity. Provisions are made for estimated taxes on dividends from subsidiaries to the Parent Company during the following year.

Cash flow statement (IAS 7)
The cash flow statement has been prepared in accordance with the indirect method. Cash and cash equivalents are defined as cash and bank deposits plus short-term investments with a maximum duration of three months from acquisition date. Funds in blocked accounts are not included in cash and cash equivalents.

Receivables and liabilities in foreign currencies (IAS 21)
When preparing the financial statements of individual companies, foreign currency denominated receivables and liabilities are translated using the exchange rates prevailing at each balance sheet date.

Goodwill and other acquisition-related intangible fixed assets (IFRS 3, IAS 36 and IAS 38)
In accordance with the provisions of IFRS 3:
- The Group ceased amortisation of goodwill from January 1, 2004.
- From the financial year ended December 31, 2004 and onward, goodwill is tested for impairment once a year and on every occasion on which there is an indication that a possible need to recognise an impairment exists.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

Goodwill represents the surplus value of the difference between the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/operations at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill in the sold entity.

Other acquisition-related intangible fixed assets arising from acquisitions can include various types of intangible fixed assets, such as marketing-related, customer- related, contract-related and technology-based intangible fixed assets. Other acquisition-related intangible fixed assets normally have a limited useful life. These assets are recognised at fair value on the date of acquisition and subsequently carried at cost less accumulated amortisation and any accumulated impairment losses.

Impairment is calculated on a 2 straight-line basis to allocate the cost of assets over their estimated useful lives. Securitas Direct's acquisition-related intangible fixed assets relate mainly to customer contract portfolios and the associated customer relationships. The valuation of the customer contract portfolios and the associated customer relationships are based on the Multiple Excess Earnings Method (MEEM), which is a valuation model based on discounted cash flows. The valuation is based on the churn rates and profitability of the acquired portfolio at the time of the acquisition. In the model, a specific charge, contributory asset charge, is applied as a cost or return requirement for the assets supporting the intangible asset. Cash flows are discounted on an after-tax basis using the Weighted Average Cost of Capital (WACC) adjusted for local interest rate levels in the countries of acquisition. The useful life of customer contract portfolios and the related customer relationships are based on the churn rate of the acquired portfolio and are normally within the range of 3 to 20 years corresponding to a yearly amortisation of 5 percent to 33.3 percent.

A deferred tax liability is calculated at the local tax rate on the difference between the carrying value and tax value of the intangible asset. A deferred tax liability should be amortised concurrently with the amortisation of the intangible asset, so that the impact of the amortisation of the intangible asset is neutralised in terms of the full tax rate on income after taxes. The initial recognition of this deferred tax liability increases the amount of goodwill. Goodwill and other acquisition-related intangible fixed assets are allocated to cash-generating units (CGU), that is per geographic market. This allocation is also the basis for the yearly impairment testing.

Goodwill – accounting principles for financial years prior to January 1, 2004

In cases where the acquisition value of the shares in the subsidiary exceeds equity according to the analysis on the purchase date, goodwill arises. This goodwill is reported on the balance sheet at acquisition cost less accumulated amortisation according to plan and any impairment. Consolidated goodwill is impaired by 5 to 20 percent annually, depending on the type of acquired goodwill in question.

Goodwill in smaller acquisitions that are largely integrated into the existing organisation structure is impaired by 20 percent each year. Goodwill in well-established companies with independent and well-known brands is impaired at 10 percent per year. Goodwill in strategic acquisitions of companies with an established market position and infrastructure with an estimated lifetime of more than 20 years is amortised at 5 percent per year. All amortisation is straight-line. The impairment requirement is assessed continuously and any impairment is reported separately.

Other intangible fixed assets (IAS 36 and IAS 38)

Other intangible fixed assets, that is, intangible assets other than goodwill and acquisition-related assets, are recognised if it is probable that the expected future economic benefits that are attributable to the asset will accrue to the Group, and that the cost of the asset can be measured reliably.

Other intangible fixed assets normally have a limited useful life. These assets are recognised at cost and, subsequently, carried at cost less accumulated amortisation and any accumulated impairment losses.

Straight-line amortisation is applied for all asset classes, as follows:

Software licenses	12.5–33.3 percent
Other intangible fixed assets	20–33.3 percent

Rental rights and similar rights are impaired over the same period as the underlying contractual period.

Useful life is assessed annually and reassessed as necessary.

Securitas Direct currently has no research and development operations (R&D).

Tangible fixed assets (IAS 16 and IAS 36)

Tangible fixed assets are recognised at acquisition cost and subsequently carried at cost less accumulated depreciation according to plan and any accumulated impairment losses. Additional costs are capitalised as part of the fixed asset's acquisition value if the underlying measures are expected to increase the asset's value. Depreciation according to plan is based on historical acquisition values and the useful life of the asset.

Straight-line depreciation is used for all asset classes, as follows:

Machinery and equipment	10–25 percent
Buildings and land improvements	1.5–4 percent

Useful life is assessed annually and reassessed as necessary.

Impairment (IAS 36)

Assets that have an indefinite useful life are not subject to depreciation/amortisation and are tested annually for impairment. Assets that are subject to depreciation/amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the value in use.

Value in use is the current value of estimated future cash flows. The calculation of value in use necessitates a number of assumptions and estimates. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement, as well as the relevant WACC-rate used to discount future cash flows. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Previously recognised impairment losses, with the exception of impairment losses related to goodwill, are reversed only if a change has occurred regarding the assumptions that formed the basis for determining the recoverable value when the impairment loss was recognised. If this is the case, a reversal of the impairment loss is carried out in order to increase the carrying value of the impaired asset to its recoverable value. A reversal of a previous impairment loss is only recognised to the extent that the new carrying value does not exceed what should have been the carrying value (after depreciation and amortisation) if the impairment loss had not been recognised in the first place. Impairment losses referring to goodwill are never reversed.

Leasing contracts (IAS 17)
A leasing contract implies that the Group, as the lessee, essentially receives the economic benefits and bears the economic risk associated for with the leased asset – termed finance leases – the asset is accounted as a fixed asset in the consolidated balance sheet. The financially leased asset, and accompanying liability, is reported at the lower of fair value and current value of the minimum leasing fees. Paid leasing fees are reported in the consolidated income statement specified according to depreciation and interest. Securitas Direct currently has no financial leasing.

Operational leases, where the Group is the lessee, are reported in the income statement as an operating expense. In cases where the Group is the lessor, revenue is reported as sales in the period to which the lease refers to. Depreciation is accounted for under operating income.

Accounts receivable
Accounts receivable are reported net after provisions for expected bad debt losses. Probable and recognised bad debt losses are included in the line Production expenses in the income statement. Payments received in advance are reported under Other current liabilities.

Inventories (IAS 2)
Inventories are valued at the lower of cost and net realisable value. Cost is determined according to the first-in, first-out (FIFO) principle. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Financial Instruments: Recognition and Measurement (IAS 39[1]) – adopted from January 1, 2005
The Group classifies its financial instruments in the following categories:
- Financial assets at fair value through profit or loss
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets

The classification depends on the purpose for which the financial instrument is acquired. Management determines the classification of its financial instruments at initial recognition and reviews this classification at each reporting date.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss have two subcategories: financial assets held for trading, and those reported at fair value via the income statement on acquisition date. Securitas Direct does not currently have any assets in this category.

Loans and receivables
Operating receivables are classified as Loans and receivables and are valued at accrued acquisition value.

Held to maturity investments
Held to maturity investments are non-derivative financial assets that have fixed or determinable payments and an established duration, which Group management has the intention and ability to retain until maturity. During the financial year, the Group has had no instruments in this category.

Available for sale financial assets
Available for sale financial assets are non-derivatives that are either designated as belonging to this category or are not classified in any of the other categories.

Financial Instruments: Recognition and Measurement (IFRS 2004 and previous accounting principles 2003) – to December 31, 2004
Financial Instruments: Disclosure and Presentation
IAS 32 (and according to Swedish GAAP, RR 27) Financial Instruments: Disclosure and Presentation stipulates the manner in which financial instruments must be classified on the balance sheet and how disclosures intended to facilitate the understanding of the impact of financial instruments on income, financial position and cash flow must be presented. The recommendation does not stipulate when financial instruments should be recognised, or de-recognised from the balance sheet, nor does it indicate the manner in which such financial instruments should be valued.

Short-term investments
Short-term investments are booked according to the lowest value principle if they pertain to transferable securities, and at acquisition value for bank deposits.

Employee Benefits (IAS 19)
The Group operates or participates in a number of defined-contribution pension plans. Defined-contribution plans are plans for payment after termination of employment according to which the company pays defined fees to a separate legal entity and does not have any legal or informal obligation to pay additional fees. Compensation to be paid arising from defined-contribution plans is reported in the period in which the employee provided services. The reported expenses correspond to the payments made during that period.

Securitas Direct does not currently have any defined-benefits pension plans.

Employee benefits – accounting principles applied up until December 31, 2003
The Group's Swedish pension obligations are expensed on an ongoing basis.

The pension obligations of foreign subsidiaries are reported according to the local regulations in each country.

The major share of the Group's pension obligations are covered through insurance issued by insurance companies.

Provisions (IAS 37)
Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Other
Amounts in tables and other summaries have been rounded off individually. Minor rounding off differences may, therefore, occur in calculations of totals.

1) In the form IAS39 is adopted by the EU

NOTE 2 DEFINITIONS, CALCULATION OF KEY DATA AND EXCHANGE RATES

DEFINITIONS

Income statement

Production expenses
Cost of goods, personnel costs and payment to partner companies.

Selling and administrative expenses
Costs for selling, administration and management including branch office expenses. The primary function of the branch offices is to provide the production with administrative support as well as to serve as a sales channel.

Gross margin
Gross income as a percentage of total sales.

Operating margin
Operating income as a percentage of total sales.

Net margin
Income before taxes as a percentage of total sales.

Cash flow statement

Cash flow from operating activities
Operating income adjusted for depreciation according to plan, financial income and expenses, income tax and changes in accounts receivable and in other operating capital employed.

Free cash flow
Cash flow from operating activities less investments in fixed assets.

Cash flow for the year
Free cash flow adjusted for acquisitions of subsidiaries, dividends, share issues and change in interest-bearing net debt, excluding cash and cash equivalents.

Balance sheet

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

Net debt
Interest-bearing fixed and current assets, less long-term and short-term interest-bearing loan liabilities.

Net growth of customer portfolio (%)
The number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.

Cancellation ratio (%)
Customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.

Pay back time for investments in new customers (years)
The average net investment per new customer in relation to the average net contribution per customer and month.

Customer portfolio (No. of contracts)
The number of paying customers on the closing date.

Calculation of key data

Organic sales growth, 2005 outcome: 23.2%
Total sales for the year adjusted for acquisitions/divestments and changes in exchange rates as a percentage of the previous year's total sales adjusted for divestments.
Calculation 2005: (2,705,949 + 0 – 85,294) / (2,127,148 – 0) – 1 = 23.2%

Operating margin, 2005 outcome: 9.9%
Operating income as a percentage of total sales.
Calculation 2005: 266,555 / 2,705,949 = 9.9%

Earnings per share after taxes, 2005 outcome: SEK 1,543.50
Net income for the year in relation to the average number of shares.
Calculation 2005: (167,261 / 109,000) x 1,000 = 1,543.50

Cash flow from operating activities as % of operating income, 2005 outcome: 173.0%
Cash flow from operating activities as a percentage of operating income.
Calculation 2005: 461,204 / 266,553 = 173.0%

Cash flow as % of operating income, 2005 outcome: 27.4%
Cash flow for the year as a percentage of operating income.
Calculation 2005: 73,010 / 266,553 = 27.4%

Cash flow in relation to net debt, 2005 outcome: 0.098
Cash flow in relation to closing balance net debt.
Calculation 2005: 73,010 / 742,610 = 0.098

Return on capital employed, 2005 outcome: 24.0%
Operating income as a percentage of closing balance capital employed.
Calculation 2005: 266,555 / 1,114,191 = 24.7%

Net debt equity ratio, 2005 outcome: 2.00
Net debt in relation to equity.
Calculation 2005: 742,610 / 371,582 = 2.00

Interest coverage ratio, 2005 outcome: 11.4
Operating income plus interest income in relation to interest expense.
Calculation 2005: (266,555 + 3,170) / 23,713 = 11.4

Return on equity, 2005 outcome: 71.9%
Net income for the year as a percentage of average adjusted equity.
Calculation 2005: (167,261) / ((371,582 + 93,419) / 2) = 71.9%

Equity/assets ratio, 2005 outcome: 18%
Equity as a percentage of total assets.
Calculation 2005: 371,582 / 2,052,275 = 18%

Exchange rates applied in the consolidated accounts 2003–2005

Currency		Weighted average 2005	Dec 2005	Weighted average 2004	Dec 2004	Weighted average 2003	Dec 2003
NOK	100	116.28	117.71	109.04	108.80	113.46	108.05
DKK	100	124.93	125.82	122.46	121.15	122.68	122.15
CHF	100	600.90	603.75	590.48	582.70	598.65	582.84
EUR	1	9.3165	9.38	9.1126	9.01	9.1155	9.0938

NOTE 3 CRITICAL ESTIMATES AND ASSESSMENTS

Valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries/operations

The valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries or operations includes the specification of the purchase price in such a manner that those items that were reported on the acquired company's balance sheet, as well as those items that were not subject to reporting on the acquired company's balance sheet, such as customer relations, shall be valued at fair value. Normally, quoted prices for the assets and liabilities to be valued are not available, meaning that various valuation methods must be applied. These valuation techniques are based on several different assumptions. Other items that may be difficult to both identify and value are contingent liabilities that may have arisen in the acquired company, such as disputes. All balance sheet items are thus subject to estimates and assessments. For further information regarding acquisitions, see Note 15.

Impairment testing of goodwill and other acquisition-related intangible fixed assets

In conjunction with the impairment testing of goodwill and other acquisition-related intangible fixed assets, the carrying value is compared with the recoverable value. The recoverable value is determined by the higher of an asset's net realisable value and its value in use. As under normal circumstances no quoted market prices are available to assess an asset's net realisable value, the value in use is normally the value with which the asset's carrying value is compared. The calculation of the value in use is based on assumptions and assessments. The most important assumptions are the organic sales growth, the development of the operating margin, the operating working capital requirements and the relevant WACC, which is used to discount future cash flows. In summary this means that the valuation of the balance sheet items Goodwill, which amounted to KSEK 48,552, the Contract portfolio, which amounted to KSEK 55,283 and other Acquisition-related intangible fixed assets, which amounted to KSEK 43,522, are subject to critical estimates and judgments.

The impact on the Group's financial position of ongoing disputes and the valuation of contingent liabilities

Companies within the Group are involved in legal proceedings which have arisen in the ongoing operations. For further information, refer to Note 30.

NOTE 4 EVENTS AFTER THE CLOSING DATE

Other significant events after the closing date

On February 9, 2006, the Board of Directors proposed that Securitas transform three of its divisions to independent, specialised security companies: Loomis Cash Handling Services (now Cash Handling Services), Securitas Direct AB and Securitas Systems AB. Following approval by an Extraordinary General Meeting that is proposed to be held on September 25, 2006, the three new companies will be distributed to the shareholders as a dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

NOTE 5 FINANCIAL RISK MANAGEMENT

Financial risk management

Securitas Direct is exposed to risks relating to financial instruments, such as liquidity, accounts receivable, accounts payable and loans. Risks related to these instruments are primarily:

- Interest risks relating to cash, cash equivalents and loans
- Financing risks relating to the company's capital requirements
- Currency risks relating to earnings
- Credit risks attributable to financial and commercial activities.

The Board of Directors of Securitas AB has adopted a finance policy and a credit policy for the entire Securitas Group regulating how these risks must be managed and controlled. Risk management is performed in part using derivative instruments in accordance with established limits in the finance policy. As a subsidiary within the Securitas Group, Securitas Direct follows this finance policy.

Financial risk management is primarily centralised in the Group Treasury Centre (GTC), in Dublin.

In addition, the Securitas Group's policy contains guidelines for the manner in which operating risks associated with the handling of derivative instruments shall be managed, with for example clear divisions of responsibility and delegation of powers of attorney.

Financial risk factors

Through its business operations, the Group is exposed to financial risks including interest risk, currency risk, financing risk and credit risk.

Interest risk

Interest rate risk is the risk that the Group's earnings will be negatively affected by changes in interest rates. The Group's revenues and cash flow from operations are, in all significant aspects, dependent on changes in market interest rates. Increasing interest rates primarily create a risk that the customers' willingness to invest will decline. In addition, certain balance sheet items, such as cash and cash equivalents, as well as current investments, are exposed to interest risk. Given the current position, a permanent change in the interest rate of +/– 1 percent would have an annual effect on net financial items of +/– SEK 2.3 M.

The Group's borrowing amounts to SEK 892 M. The average net interest on debt amounted to SEK 3.77 percent during the year. Interest risk is managed at the Securitas Group level by the Group Treasury Centre.

Currency risk

Translation risk

Translation risk is the risk that the value of equity denominated in foreign currency will fluctuate in SEK due to changes in exchange rates. As a large number of subsidiaries operate in foreign countries, the consolidated balance sheet and income statement are affected by translation of foreign currencies to SEK. This exposure is not hedged, since the subsidiaries primarily operate in local currency, meaning that their competitive situation is not affected by changes in exchange rates and because the Group generally has a favourable geographic spread. The most important currencies to which the company is exposed are SEK, EUR, DKK and NOK.

The table below shows how the Group's capital employed is distributed by currencies (denominated in SEK) and its financing.

	EUR	Other foreign currencies	SEK	Total
Capital employed	596,120	80,334	437,737	1,114,191
Net debt	-546,022	-47,002	-149,585	-742,609
Net exposure	50,098	33,332	288,152	371,582

Transaction risk

Because transactions between countries are limited, this exposure is not hedged.

Financing risk

Financing risk means not being able to meet short-term payment commitments. The Group's current liquidity is guaranteed by maintaining a liquidity reserve (cash and bank deposits, current investments and the unutilised portion of approved credit facilities) which is to correspond to a minimum of 5 percent of the Group's annual sales. Monitoring and follow-ups of financing risks are performed at the Securitas Group level by the Group Treasury Centre.

Credit risk
Credit risk is divided into credit risk in accounts receivable and financial credit risk.

Credit risk in accounts receivable
The value of outstanding accounts receivable amounted to SEK 233.8 M (237.8). Any reserves relating to losses are made after individual assessment, and amounted to SEK 51.9 M (37.4) at December 31, 2005. Accounts receivable contain no significant concentrations of credit risk. The Group's credit approval policy includes rules to ensure that credit management comprises credit evaluation, credit limits, decision levels and handling of doubtful accounts receivable to ensure that sales take place to customers with appropriate credit worthiness. Because the Group has a large number of customers in the majority of countries, there is no concentration of credit risk.

Financial credit risk
The Securitas Group has established principles limiting the magnitude of credit exposure relating to each individual bank or other counterparty. Investments of cash and cash equivalents are only made in government bonds or deposits in banks with high official credit ratings. To limit credit risks, transactions only take place with banks with high official credit ratings or with Securitas AB.

Fair value of assets and liabilities
There are no differences between the carrying value and the assessed fair value of assets and liabilities included in Securitas Direct's balance sheet.

NOTE 6 TRANSACTIONS WITH RELATED PARTIES

During the year, Securitas Direct documented existing relations with related parties and transactions with such related parties as defined in IAS 24 Related Party Disclosures. Related parties are considered to be other companies within the Securitas Group, as well as members of the Board of Directors of the Parent Company, Management of the Group and close family members of these individuals. Related parties also include companies in which a significant share of the voting rights are held directly or indirectly by the aforementioned individuals or companies in which they may exercise significant influence.

Information on total salary costs for the President and CEO are provided in Note 7.

Transactions with other companies included in the Securitas Group but not in the Securitas Direct Group as of December 31, 2005 are listed below.

Sales to other companies within the Securitas AB Group	
Sales	4,802
(of which Securitas AB)	0
Purchases from other companies within the Securitas AB Group	
Production costs	216,350
(of which Securitas AB)	1,749
Receivables from other companies within the Securitas AB Group	
Other current receivables	20,917
(of which Securitas AB)	7,234
Liabilities to other companies within the Securitas AB Group	
Other current liabilities	892,370
(of which Securitas AB)	543,533

Receivables from and liabilities to other companies within the Securitas Group are classed as current, since the intention is that they will be repaid in conjunction with the restructuring of the Securitas Direct Group during 2006. Certain internal transactions within the Securitas Group carry interest in consideration of the nature of the transaction. The average interest on these transactions amounted to 3.77 percent during 2005. For a description of the internal acquisition of operations in conjunction with the restructuring, see Note 15.

All transactions with related parties take place on market terms.

NOTE 7 COMPENSATION TO THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

General
Principles
Chairman of the Board of Directors and the Directors receive fees in accordance with the decision by the Annual General Meeting. During 2003–2005, there were no external Board of Directors members in Securitas Direct.

Compensation to the President (who is also the CEO) consists of salary, variable compensation plus a pension. The variable compensation consists of an annual bonus plus a bonus relating to a three-year period (from 2004 to 2006). This latter bonus will be paid in 2007.

For the years 2003 – 2005, only the President was considered to be a member of Group management.

Compensation during the year
Current compensation to Group Management for 2005

SEK M	Base salary	Other benefits	Variable compensation	Long-term bonus programme	Pension	Total compensation
President and CEO	2,214	407	1,449	1,306	477	5,853

Board of Directors
The Chairman of the Board of Directors, Thomas Berglund, did not receive any compensation in the form of Board of Directors fees for the financial year 2005. Neither did the other Board of Directors members receive compensation in the form of Board of Directors fees.

President and CEO
Dick Seger (President and CEO) received a salary corresponding to SEK 2.2 M for the financial year 2005. Variable compensations of SEK 1.4 M for 2005 will be paid in 2006. SEK 1.3 M was allocated to the long-term bonus programme and booked as a cost, although this amount will not be paid out until 2007.

The retirement age for the President and CEO is 65. The notice period for termination of employment by the company is 12 months. Apart from monthly salary, no further compensation is paid during the notice period.

NOTE 8 SEGMENT REPORTING

Securitas Direct is organised into two business areas, Consumer and Professional, which are also the Group's primary segments. Consumer mainly targets homes, while Professional targets small companies. The segment "Other and eliminations" consists primarily of joint Group costs and intra-Group eliminations.

Primary segments

Income statement

	Consumer			Professional			Other and eliminations			Group		
SEK 000s	**IFRS 2005**	**IFRS 2004**	**Previous accounting principles 2003**	**IFRS 2005**	**IFRS 2004**	**Previous accounting principles 2003**	**IFRS 2005**	**IFRS 2004**	**Previous accounting principles 2003**	**IFRS 2005**	**IFRS 2004**	**Previous accounting principles 2003**
Sales	1,972,970	1,422,488	724,043	732,979	704,659	732,137	–		38,972	2,705,949	2,127,147	1,495,152
Operating income	**190,307**	**134,979**	**78,516**	**141,555**	**113,584**	**99,182**	**–65,309**	**–41,796**	**–27,476**	**266,553**	**206,767**	**150,222**
Operating margin, %	*9.6*	*9.5*	*10.8*	*19.3*	*16.1*	*13.5*	–	–	*–70.5*	*9.9*	*9.7*	*10.0*
Financial income and expenses	–18,240	–13,884	–10,110	–118	–1,202	–4,236	–2,185	–4,434	–7,957	–20,543	–19,520	–22,303
Income before taxes	**172,067**	**121,095**	**68,406**	**141,437**	**96,115**	**94,946**	**–67,494**	**–46,230**	**–35,433**	**246,010**	**170,980**	**127,919**

The Other segment includes costs for joint development of IT systems, including a common platform for Europe. Such shared costs are allocated to the subsidiaries via management fees. In the income statements for the segments, costs and revenues for the management fees have not been taken into consideration. There are, therefore, no revenues in the Other segment but relatively high costs, as these amounts have not been allocated.

Investments

	Consumer		Professional		Other and eliminations		Group	
SEK 000s	**IFRS 2005**	**IFRS 2004**	**IFRS 2005**	**IFRS 2004**	**IFRS 2005**	**IFRS 2004**	**IFRS 2005**	**IFRS 2004**
Investments in fixed assets	–561,830	–397,913	–14,500	–68,132	–4,841	–8,522	–581,171	–474,567

Balance sheet

	Consumer			Professional			Other and eliminations			Group		
SEK 000s	**IFRS 2005**	**IFRS 2004**	**Previous accounting principles 2003**	**IFRS 2005**	**IFRS 2004**	**Previous accounting principles 2003**	**IFRS 2005**	**IFRS 2004**	**Previous accounting principles 2003**	**IFRS 2005**	**IFRS 2004**	**Previous accounting principles 2003**
Customer-related fixed assets[1]	938,174	655,284	400,989	93,390	125,477	110,282	–	6,485	4,681	1,031,564	787,246	515,952
Other assets	700,167	453,659	225,137	303,540	270,089	275,709	17,005	139,223	150,159	1,020,712	862,971	651,005
Total assets	**1,638,341**	**1,108,943**	**626,126**	**396,930**	**395,566**	**385,991**	**17,005**	**145,708**	**154,840**	**2,052,276**	**1,650,217**	**1,166,957**
Total equity	**379,324**	**246,766**	**116,209**	**41,822**	**67,832**	**65,223**	**–49,564**	**–222,179**	**29,548**	**371,582**	**92,419**	**210,980**
Long-term liabilities	58,979	50,608	19,680	7,016	8,194	9,030	–19,309	–16,589	–6,449	46,686	42,213	22,261
Current liabilities	1,200,038	811,569	490,237	348,092	319,540	311,738	85,878	384,476	131,741	1,634,008	1,515,585	933,716
Total liabilities	**1,259,017**	**862,177**	**509,917**	**355,108**	**327,734**	**320,768**	**66,569**	**367,887**	**125,292**	**1,680,694**	**1,557,798**	**955,977**

1) Customer-related fixed assets consist of fixed assets (alarms) installed with customers and contract portfolios.

Secondary segments and geographic information

	2005				2004				2003			
	Nordic	**Central**	**Iberia**	**Total**	**Nordic**	**Central**	**Iberia**	**Total**	**Nordic**	**Central**	**Iberia**	**Total**
Sales	1,085,051	209,326	1,411,572	2,705,949	923,844	176,035	1,027,269	2,127,148	735,479	38,972	720,688	1,495,139
Assets	769,738	236,341	1,046,196	2,052,275	673,334	184,095	792,788	1,650,217	532,087	35,023	599,847	1,166,957
Investments	200,590	34,559	346,022	581,171	171,352	42,676	260,539	474,567				

NOTE 9 ALLOCATION OF REVENUES

Sales

Consolidated revenues are primarily attributable to the sale of alarms and alarm monitoring for homes and small companies. Sales and installation of alarms are recognised as revenue during the period in which they are delivered. Alarm monitoring revenues are recognised in the period during which they were earned.

The allocation of sales by segment is presented in Note 8.

Financial income and expenses

Interest income and borrowing expenses are reported in the income statement for the period to which they were attributable.

Financial income and expenses are presented in Note 13.

NOTE 10 OPERATING COSTS

Auditing fees and cost compensation

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
PricewaterhouseCoopers			
– auditing assignments	3,348	1,638	1,090
– other assignments[1]	1,552	470	140
Total PriceWaterhouseCooper	**4,900**	**2,108**	**1,230**
Other auditors			
– auditing assignments	47	99	41
– other assignments[1]	–	90	5,893
Total	47	189	5,934

1) Costs for other assignments performed by PriceWaterhouseCooper include fees for audit-related counseling regarding accounting relating to IFRS, IT, tax issues and acquisition-related matters.

Note 10 cont.

Operational leasing and rental contracts

Leasing fees relating to operational leasing for buildings, vehicles, machinery and equipment amounted to SEK 51.7 M (31.5 and 5.3) during the year. The nominal value of contracted future leasing fees is distributed as follows.

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Maturity period < 1 year	46,242	32,346	8,329
Maturity period 1–5 years	52,150	39,321	15,534
Maturity period > 5 years	7,286	–	–

Net exchange-rate differences[1]

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting Earlier principles 2003
Exchange-rate differences included in operating income amounted to	–	–9	–

1) Exchange-rate differences included in net financial items are reported in Note 13.

NOTE 11 PERSONNEL

Average number of annual employees

	Women			Men			Total		
	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Nordic	196	155	143	335	289	255	531	444	398
Central	68	59	12	159	143	10	227	202	22
Iberia	665	448	320	1,819	1,315	1,080	2,484	1,763	1,400
Total	**929**	**662**	**475**	**2,313**	**1,747**	**1,345**	**3,242**	**2,409**	**1,820**

During 2005, the number of members of the Board of Directors and the President was 3 (3 and 3), of whom 0 (0 and 0) were women.

Salary costs; Board of Directors and President

	2005 IFRS			2004 IFRS			2003 Previous accounting principles			Of which bonuses IFRS		
	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions
Nordic	11,082	5,309	1,813	12,490	3,654	1,026	12,828	1,319	808	4,394	4,831	7,241
Central	1,849	750	122	1,766	648	–	–	–	–	113	108	–
Iberia	8,531	216	0	3,576	90	–	10,622	118	–	6,175	1,324	8,321
Total	**21,462**	**6,275**	**1,935**	**17,832**	**4,392**	**1,026**	**23,450**	**1,437**	**808**	**10,682**	**6,263**	**15,562**

Salary costs, other employees

	2005 IFRS			2004 IFRS			2003 Previous accounting principles		
	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)
Nordic	184,487	62,754	13,613	150,719	46,490	9,864	122,622	34,598	7,296
Central	59,500	28,004	4,101	46,998	18,960	153	9,663	1,475	791
Iberia	503,021	108,780	–	379,614	73,722	–	267,470	52,003	–
Total	**747,008**	**199,538**	**17,714**	**577,331**	**139,172**	**10,017**	**399,755**	**88,076**	**8,087**

Note 11 cont.

Total salary costs; Board of Directors, President and other employees

	2005			2004			2003		
	IFRS			IFRS			Previous accounting principles		
	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)
Nordic	195,569	68,063	15,426	163,209	50,144	10,890	135,450	35,917	8,104
Central	61,349	28,754	4,223	48,764	19,608	153	9,663	1,475	791
Iberia	511,552	108,996	–	383,190	73,812	–	278,092	52,121	–
Total	768,470	205,813	19,649	595,163	143,564	11,043	423,205	89,513	8,895

A complete specification of the average number of annual employees, as well as salary costs by country, is presented in the annual report submitted to the Swedish Companies Registration Office.

NOTE 12 DEPRECIATION AND AMORTISATION

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Goodwill	–	–	–5,843
Contract portfolio	–8,753	–5,756	–
Other intangible assets	–8,343	–8,458	–2,119
Buildings	–	–89	–95
Machinery and equipment	–310,864	–239,570	–157,387
Total depreciation and amortisation	–327,960	–253,873	–165,444

Depreciation and amortisation for the year is specified as follows:

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Production costs	–291,073	–223,224	–143,505
Sales and administration costs	–36,887	–30,649	–16,096
Goodwill amortisation	–	–	–5,843
Total depreciation and amortisation	–327,960	–253,873	–165,444

NOTE 13 NET FINANCIAL ITEMS

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Interest income	2,234	1,654	1,148
Net exchange-rate differences	936	–	–
Financial income	3,170	1,654	1,148

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Interest expenses	–22,633	–19,434	–21,365
Net exchange-rate differences	–	–211	–1,730
Other items, net	–1,080	–1,531	–356
Financial expenses	–23,713	–21,176	–23,451
Share in income of associated companies[1]	–	–	–4,351
Net financial items	–20,543	–19,522	–22,303

1) Share in income of associated companies was reported under Net income from discontinued operations for 2004 and 2005.

NOTE 14 TAXES

Income statement

Tax expenses

SEK 000s	2005	IFRS %	2004	IFRS %	Previous accounting principles 2003	%
Tax on income before taxes						
– current tax expenses	–70,376	–28.6	–46,384	–24.8	–41,194	–32.1
– deferred tax expenses	–11,864	–4.8	–13,531	–7.2	570	0.4
Total tax expenses	–82,240	–33.4	–59,915	–32.0	–40 624	–31.7

Swedish company tax amounted to 28 percent during 2005, 2004, and 2003. The total tax rate on income before taxes amounted to 33.4 percent.

Difference between the statutory Swedish tax and the actual tax rate in the Group

SEK M	2005	IFRS %	2004	IFRS %	Previous accounting principles 2003	%
Tax calculated on Swedish tax rate	–68.8	–28.0	–52.4	–28.0	–35.8	–28.0
Difference between tax rate in Sweden and weighted tax rate for foreign subsidiaries	–12.5	–5.1	–9.9	–5.3	–4.6	–3.6
Non-deductible goodwill amortisation	–	–	–	–	10.2	8.0
Tax attributable to previous years	0.5	0.2	3.8	2.0	–0.3	–0.2
Other non-deductible/taxable net amounts	–1.4	–0.5	–1.4	–0.7	–10.1	–7.9
Actual tax expenses	–82.2	–33.4	–59.9	–32.0	–40.6	–31.7

Note 14 cont.
Balance sheet
Deferred tax assets and deferred tax liabilities were attributable to:

	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Deferred tax assets			
Difference between the book value and tax value of depreciation	6,457	7,074	10,786
Personnel-related liabilities	1,323	1,975	288
Risk provisions	4,902	4,434	3,268
Loss carryforwards	15,459	10,597	4,634
Other temporary differences	5,293	1,963	200
Total deferred tax assets	**33,434**	**26,043**	**19,176**
Net accounting[1]	–3,637	–	–
Total deferred tax assets according to the balance sheet	**29,797**	**26,043**	**19,176**
Deferred tax liabilities			
Difference between the book value and tax value of depreciation	29,000	2,511	7,060
Other temporary differences	16,466	24,447	467
Total deferred tax liabilities	**45,466**	**26,958**	**7,527**
Net accounting[1]	–3,637	–	–
Total deferred tax liabilities according to the balance sheet	**41,829**	**26,958**	**7,527**
Deferred tax assets/liabilities, net	**–12,032**	**–914**	**11,649**
Current tax assets/liabilities			
Current tax assets	6,247	2,900	16,266
Current tax liabilities	–27,379	–22,026	–40,961
Current tax assets/liabilities, net	**–21,132**	**–19,126**	**–24,695**

1) Deferred tax assets and liabilities are reported on the balance sheet as of 2005 partially as net amounts after considering offsetting opportunities.

Loss carryforwards
The subsidiaries in Portugal, the Netherlands, Finland and Belgium had loss carryforwards at December 31, 2005 amounting to SEK 57.9 M. None of these loss carryforwards are limited in time.

At December 31, 2005, the total loss carryforwards generated deferred tax assets of SEK 15.5 M. Loss carryforwards can be utilised to reduce future taxable income. Utilisation in the future will not mean reduced total tax expenses.

NOTE 15 ACQUISITION AND DIVESTMENT OF SUBSIDIARIES AND IMPAIRMENT TESTING

During 2005, Securitas Direct AB implemented a number of transactions with other companies within the Securitas AB Group to create the legal organisational structure reflecting Securitas Direct's operational organisation. No external transactions relating to acquisition or divestment of subsidiaries took place during 2003–2005.

Acquisitions of subsidiaries
Inter-Group acquisitions in 2005, which also had consequences in 2004, are reported below.

SEK 000s	Acquisition price	Dividend	Goodwill	Equity	Contract portfolio	Operating capital employed	Net debt
Aroundio BV	170	15,127	–	–14,957		1,432	–16,389
Securitas Direct NV	29,496	7,258	–	22,238	24,122	–1,828	–56
Securitas Direct SAS	248,777	165,539	8,151	75,087	–	70,481	4,606
	278,443	**187,924**	**8,151**	**82,368**	**24,122**	**70,085**	**–11,839**

The above acquisitions were implemented under common control, meaning that all the merged companies were controlled by the same party or parties as before and after the acquisition of operations and that the controlling influence was not temporary. Lacking more specific guidelines, the Group consistently reports all acquisitions of operations comprising companies under common control at the historic book value within the Securitas Group. For this reason, the reporting of the above companies took place from January 1, 2004. Furthermore, the Securitas Direct Group took over the acquisition calculation that was prepared by another company within the Securitas Group without making any adjustments. For this reason, an accounting effect of SEK 12,986,000 arose in equity that is presented as Group-internal acquisition of subsidiaries in the financial report "Changes in equity". The transaction also generated an accounting effect in equity of SEK 187,924,000, which is presented as "Dividends in conjunction with Group-internal acquisitions" in the financial report "Changes in equity".

Specification of the accounting effects in equity in conjunction with the reporting of acquisitions of the companies above.

	2004	Jan. 1 – June 30, 2005	Total
Sales	176,035	102,419	278,454
Operating costs	–167,386	–93,429	–260,815
Operating income	*8,649*	*8,990*	*17,639*
Income before tax	*8,271*	*8,732*	*17,003*
Income for the year	*1,880*	*7,613*	*9,493*
Translation difference	*69*	*3,425*	*3,494*
Total effect	**1,949**	**11,038**	**12,986**

Note 15 cont.

Securitas AB acquired all shares in Alert Services Holding from Belgacom in three stages. Securitas Direct acquired Aroundio BV, Securitas Direct NV and Securitas Direct SAS from the Alert Services Holding group, which is owned by Securitas AB. These are companies that will be included in the Securitas Direct Group in the future. The transaction meant that Securitas Direct reported SEK 46 M as a contract portfolio and SEK 16 M as goodwill.

In 2005, Securitas Direct acquired a customer portfolio for SEK 24 M from the Securitas Group. The acquired asset was reported as goodwill in accordance with the Securitas Group's earlier classification of the asset.

Effect on consolidated cash flow

In the cash flow statement, the item relating to acquisition/divestment of subsidiaries amounted to SEK 276,381,000. This item consisted of the following:

Acquisition price according to table	–278,443
Sale price of Securitas Direct SA	+2,062
Total	**276,381**

Due to the handling of the acquisition described above, cash flow for 2005 was not affected by the cash and cash equivalents or the receivables and liabilities taken over. This effect was on cash flow for 2004 and amounted to a transfer of a net receivable totaling SEK 8,020,000.

A short description of the acquired companies is provided below.

Aroundio BV

In June 2005, Securitas Direct AB acquired all shares in Aroundio BV from Alert Services Holding NV. The company is active in Securitas Direct's customer segment and conducts sales in accordance with Securitas Direct's sales methods according to the Aroundio concept. At acquisition date, the company had slightly more than 300 customers, with anticipated annual sales of SEK 2 M. The company is in a start-up phase. The purchase price was SEK 170,000. Previously, Securitas Direct had no operations in the Netherlands.

Securitas Direct NV

In June 2005, Securitas Direct AB acquired all shares in Securitas Direct NV from AlertServices Holding NV. The company is active in Securitas Direct's customer segment and conducts sales in accordance with Securitas Direct's traditional sales methods. At acquisition date, the company had slightly more than 5,700 customers with anticipated annual sales of SEK 28 M. The purchase price was SEK 29 M. Previously, Securitas Direct had no operations in Belgium.

Securitas Direct SAS

In June 2005, Securitas Direct AB acquired all shares in Securitas Direct SAS from AlertServices Holding NV. The company is active in Securitas Direct's customer segment and conducts sales in accordance with Securitas Direct's traditional sales methods. At acquisition date, the company had slightly more than 48,000 customers, with anticipated annual sales of SEK 188 M. The purchase price was SEK 249 M. Previously, Securitas Direct had no operations in France.

Divestments of subsidiaries

During 2005, Securitas Direct's holdings in the subsidiary Securitas Direct SA Schweiz were sold for SEK 2,062,000. In addition, the holding in the associated company Direct Alert Services Holding was sold for SEK 124,840,000.

Both of these sales were implemented to create a legal organisational structure that reflects Securitas Direct's operational organisation.

Income statement and balance sheet in summary for the divested subsidiary are presented below.

Income from discontinued operations

Securitas Direct SA	**2005**	**2004**	**2003**
Sales revenues	43,368	41,852	
Costs before operating income	–37,906	–37,057	
Operating income	5,462	4,795	
Income before tax	5,383	4,701	
Income tax	595	–764	
Net income	5,978	3,937	
Net income from capital loss	–14,200	–	
Net income/loss from discontinued operations	–8,222	3,937	
Alert Services Holding			
Share in income of associated company	–6,743	3,386	–4,351
Net income from capital gain	18,456		
Net income from discontinued operations	11,713	3,386	–
Net income from discontinued operations	**3,491**	**7,323**	**–**

Securitas Direct SA	**2005**	**2004**
Assets and liabilities		
Intangible fixed assets	8,996	9,113
Tangible fixed assets	9,026	8,403
Long-term receivables	4,855	3,082
Current receivables	17,255	13,472
Total assets	**40,132**	**34,070**
Long-term liabilities	10,487	10,570
Current liabilities	14,158	13,186
Total liabilities	**24,645**	**23,756**
Of which divested cash and cash equivalents	7,462	2,849
Equity	**15,487**	**10,314**

Cash flow statement	**2005**	**2004**
Cash flow from operations	9,369	9,549
Cash flow from investing activities	–4,673	–8,597
Cash flow from financing activities	–83	–638
Cash flow for the period	**4,613**	**314**

Impairment testing

For impairment testing, assets were allocated to the lowest level at which there are identifiable cash flows (cash-generating units), meaning geographic area.

Goodwill was distributed and summed by cash-generating units as follows (SEK 000s):

	2005
Central	48,552
Total goodwill	**48,552**

Note 15 cont.

Goodwill is tested annually for possible impairment. Impairment is recognised in the amount by which the book value exceeds the recoverable amount. The recovery value consists of the higher of the net sales value and the value in use. The value in use is the current value of future cash flows. Cash flows are based on financial plans established by Group management that are approved by the Board of Directors and which normally extend for a period of five years. Cash flows beyond that period are extrapolated based on anticipated growth.

The calculation of the value in use is based on assumptions and assessments. The most important assumptions relate to organic sales growth, the development of operating margins, utilisation of capital employed and the relevant WACC (Weighted Average Cost of Capital), which is used for discounting future cash flows.

The assumptions and assessments used for impairment testing are summarised below.

- Estimated growth beyond forecast period, % 3.0
- WACC, % 8.0

The impairment testing for all cash-generating units took place during the third quarter of 2005.

The result of impairment testing for goodwill indicated no need for impairment of goodwill. No impairment of goodwill was thus reported.

NOTE 16 GOODWILL

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Opening balance acquisition value	19,631	11,486	37,669
Investments	40,401	8,151	–
Disposals	–8,555	–	–
Reclassification	–2,940	–	–
Translation differences	15	–6	–1,044
Closing accumulated acquisition value	**48,552**	**19,631**	**36,625**
Opening balance amortisation	–	–	–14,838
Amortisation for the year	–	–	–5,843
Translation differences	–	–	141
Closing accumulated amortisation	**–**	**–**	**–20,540**
Closing balance, residual value according to plan	**48,552**	**19,631**	**16,085**

NOTE 17 CUSTOMER PORTFOLIO

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Opening balance acquisition value	44,174	43,993	–
Acquisitions	46,767	–	–
Reclassification	2,940	–	–
Disposals	–665	–	–
Translation differences	153	181	–
Closing accumulated acquisition value	**93,369**	**44,174**	**–**
Opening balance amortisation	–30,361	–24,396	–
Disposals	1,071	–	–
Amortisation for the year	–8,753	–5,756	–
Translation differences	–43	–209	–
Closing accumulated amortisation	**–38,086**	**–30,361**	**–**
Closing balance, residual value according to plan	**55,283**	**13,813**	**–**

NOTE 18 OTHER INTANGIBLE FIXED ASSETS[1]

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Opening balance acquisition value	29,546	8,593	22,587
Investments	38,132	23,996	518
Disposals	–457	–2,784	–7,240
Reclassification	–	–	–1,512
Translation differences	1,750	–259	–66
Closing accumulated acquisition value	**68,971**	**29,546**	**14,287**
Opening balance amortisation	–16,190	–8,039	–11,217
Disposals	19	189	4,278
Reclassification	–	–	564
Amortisation for the year	–8,343	–8,458	–2,119
Translation differences	–935	118	40
Closing accumulated amortisation	**–25,449**	**–16,190**	**–8,454**
Closing balance, residual value according to plan	**43,522**	**13,356**	**5,833**

1) This item primarily consists of software licenses and leasing and similar rights. According to previous accounting principles, 2004 also included some contract portfolios that in the transition to IFRS were reclassified as acquisition-related intangible assets. For further information, see Note 31.

NOTE 19 TANGIBLE FIXED ASSETS

SEK 000s	Buildings and land[1] IFRS 2005	IFRS 2004	Previous accounting principles 2003	Machinery and equipment[2] IFRS 2005	IFRS 2004	Previous accounting principles 2003
Opening balance acquisition value	560	484	695	1,485,841	1,017,421	778,811
Investments	–	185	35	587,544	530,515	315,006
Sales/disposal	–560	–	–192	–176,455	–58,691	–39,144
Reclassification	–	–108	–	–	3,639	2,279
Translation differences	–	–1	–54	65,915	–7,043	–26,371
Closing accumulated acquisition value	–	**560**	**484**	**1,962,845**	**1,485,841**	**1,030,581**
Opening balance depreciation	–263	–174	–88	–652,370	–456,597	–341,286
Sales/disposal	263	–	–	87,024	38,495	23,981
Reclassification	–	–	–	–	–	–1,330
Depreciation for the year	–	–89	–95	–310,864	–239,570	–157,387
Translation differences	–	–	9	–33,738	5,302	15,984
Closing accumulated depreciation	–	**–263**	**–174**	**–909,948**	**–652,370**	**–460,038**
Closing balance, residual value according to plan	–	**297**	**310**	**1,052,897**	**833,471**	**570,543**
Tax assessment value of properties in Sweden	–	–	–			

1) The residual value of land on the closing date included in Buildings and land above was SEK 0 (0 and 0).
2) Machinery and equipment relates to vehicles, equipment (including alarms with customers) and IT and telecom equipment.

NOTE 20 SHARES IN ASSOCIATED COMPANIES

Company	Registered office	Capital-share, %	Book value
Alert Services Holding NV	Bryssel	25.01	
Opening balance 2003			114,092
Share in income of associated companies			–4,351
Amortisation of goodwill			–2,000
Reversal of restructuring reserves			2,000
Closing balance 2003		109,741	
Opening balance 2004		109,741	
Share in income of associated companies			3,386
Closing balance 2004			113,127
Opening balance 2005			113,127
Share in income of associated companies			–6,743
Sale of associated companies			–106,384
Closing balance 2005			0

NOTE 21 OTHER LONG-TERM RECEIVABLES

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Prepaid rent	4,476	3,756	2,237
Other long-term receivables	154	3,200	4,842
Total long-term receivables	**4,630**	**6,956**	**7,079**

NOTE 22 INVENTORY

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Materials and consumable items	310,540	227,694	154,644
Total inventory	**310,540**	**227,694**	**154,644**

NOTE 23 ACCOUNTS RECEIVABLE

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Accounts receivable before deduction of provisions for bad debt	285,740	275,170	185,662
Provisions for bad debt losses	–51,936	–37,405	–22,731
Total accounts receivable	**233,803**	**237,765**	**162,931**

The bad debt losses for the year amounted to SEK 28.7 M (19.4 and 13.1).

NOTE 24 OTHER CURRENT RECEIVABLES

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Current tax receivables	6,247	2,900	16,266
Prepaid expenses and accrued income	90,898	62,560	45,808
Other items	25,775	13,581	22,853
Total other current receivables	**122,920**	**79,041**	**84,927**

NOTE 25 CASH AND CASH EQUIVALENTS[1]

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Current investments[2]	413	455	887
Cash and bank	149,918	78,569	34,801
Total cash and cash equivalents	**150,331**	**79,024**	**35,688**

1) Cash and cash equivalents include current investments with a duration of at most 90 days and cash and bank balances.
2) Current investments consist of bank deposits with fixed interest.

NOTE 26 EQUITY

The number of shares issued on December 31, 2005, was 109,000 with a quotient value of SEK 100.

Description of other equity contributions and other reserves
In conjunction with the transition to IFRS, the form of presentation for equity was changed. According to previous accounting principles, equity was specified into restricted and unrestricted equity in accordance with the rules applying in the Annual Accounts Act. In accordance with IAS 1, equity must instead be specified into the components it consist of.

Dividends to shareholders for the financial year 2004, which were paid during 2005, amounted to SEK 160.90 per share and totaled SEK 17,533,000. The dividend for the financial year 2003, which was paid in 2004, amounted to SEK 177.50 per share and totaled SEK 19,350,000.

NOTE 27 LONG-TERM LIABILITIES EXCLUDING PROVISIONS

Long-term liabilities mature as shown below.

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Maturity period < 5 years	–	10,203	10,742
Maturity period > 5 years	155	–	–
Total long-term liabilities	**155**	**10,203**	**10,742**

NOTE 28 PROVISIONS

SEK 000s	Deferred tax liabilities	Other provisions
Opening balance	26,958	5,053
Reclassification	–3,031	938
Additional provisions	22,792	1,229
Provisions utilised	–5,439	–
Reversal of provisions	–	–2,732
Translation difference	549	214
Closing balance	**41,829**	**4,702**

Specification of other provisions

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Provisions for personnel-related items	1,717	2,135	–
Provisions for disputes	938	–	–
Provisions for close-down costs	1,154	–	–
Other items	893	2,918	3,992
Total other provisions	**4,702**	**5,053**	**3,992**

NOTE 29 CURRENT LIABLITIES

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Personnel-related items	96,837	87,982	57,867
Accrued interest and financial expenses	5,194	6,241	5,171
Prepaid invoiced subscription fees	136,460	118,381	48,671
Liability relating to Group-internalacquisition	–	278,443	–
Other items	192,950	152,851	109,664
Total other current liabilities	**431,441**	**643,898**	**221,373**

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Debts to Group companies	892,370	616,556	519,952
Other current debts	19	5,131	3,681
Total current debts	**892,389**	**621,687**	**523,633**

NOTE 30 CONTINGENT LIABILITIES

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Guarantee commitments	52,581	12,628	16,296
Other contingent liabilities	1,890	1,817	1,832
Total contingent liabilities	**54,471**	**14,445**	**18,128**

Guarantee commitments relate primarily to guarantees to suppliers.

NOTE 31 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In June 2002, the Council of the European Union introduced what were called the International Accounting Standards (IAS), now referred to as the International Financial Reporting Standards (IFRS) rules, which mean that all exchange-listed companies within the EU must prepare consolidated accounts in accordance with IAS/IFRS. Securitas Direct has voluntarily chosen to apply IAS/IFRS in its consolidated accounts.

Securitas Direct applied IFRS as of the transition date of January 1, 2004. These accounts contain comparison figures for 2003 according to previous Swedish generally accepted accounting standards (Swedish GAAP) in the form of recommendations issued by the Swedish Financial Accounting Standards Council and for 2004 according to IFRS. Since Securitas Direct has not previously issued public consolidated accounts, no comparison figures have been recalculated.

Optional exemptions
IFRS 1 ("First-time Adoption of International Financial Reporting Standards") permits application of twelve exemptions in the introduction of IFRS. Securitas Direct chose to apply three of these exemptions.

- Only company acquisitions and mergers implemented after January 1, 2004 have been restated in accordance with IFRS 3.
- Accumulated translation differences for foreign subsidiaries have been eliminated as of the transition date (January 1, 2004).
- Comparison values related to financial instruments have not been restated in accordance with IAS 39.

Note 31 cont.

Impact of the transition to International Financial Reporting Standards

The impact on the accounting principles applied by Securitas Direct of the introduction of IFRS compared with the previous accounting principles is as follows.

Goodwill and other intangible assets

IFRS 3 "Business combinations" requires that goodwill and other intangible assets with an indeterminate useful life are no longer amortised, but tested for impairment, in conjunction with the application of IFRS 1 as of January 1, 2004 and annually or more frequently if there are indications of an impairment. Such assets are impaired if the reported value exceeds the recovery value. The company performed impairment tests as of January 1, 2004 and December 31, 2004. According to these tests, there is no need to recognise any impairments. According to Swedish accounting principles, all intangible assets, including goodwill, must be amortised over their estimated useful life. This change did not affect equity on transition date, as goodwill amortisation prior to January 1, 2004 is not reversed.

Another effect of the transition to IFRS 3 is a change in the rules regarding the allocation of purchase amounts in conjunction with company acquisitions whereby there is now a requirement that the purchase price be allocated, to a greater extent prescribed by Swedish accounting standards, to intangible assets before the residual value in question can be booked as goodwill. The assets subject to such allocation include customer relations or other acquisition-related intangible assets in the acquired company. The transition to IFRS requires that purchase amounts for all company acquisitions implemented after January 1, 2004 be allocated in accordance with IFRS 3. This change had no effect on equity on transition date.

Accumulated transition differences

According to IAS 21, the functional currency in a foreign subsidiary must determine the manner in which the subsidiary's income statement and balance sheet are to be translated to the Group's reporting currency when consolidating the subsidiaries. The previous classification of subsidiaries as independent and non-independent ceased with the transition to IAS 21. In the application of IAS 21, the balance sheet will be translated at the closing-date rate. The income statement for each month is translated at the exchange rate on the last day of the month. The translation differences thus arising are booked against equity. This means that the translation of foreign subsidiaries no longer results in effects on income. When a subsidiary is divested, however, the accumulated translation differences will affect capital gains as previously. The accumulated translation difference is calculated from the transition date of January 1, 2004. See optional exemptions above. In the application of IAS 21, there was a reclassification of SEK 5,406,000 related to accumulated translation differences from the item "Other reserves" to "Earnings brought forward" in equity at January 1, 2004.

Application of IAS 39 as of 2005 – Valuation of financial instruments

IAS 39, "Financial Instruments: Reporting and Disclosure" was applied as of January 1, 2005. With the support of IFRS 1, the company elected not to restate comparison figures for 2004 relating to financial instruments according to the principles in IAS 39. Securitas Direct does not hold any financial derivatives, however, and the current valuation and classification of financial instruments is not affected by the introduction of IAS 39.

	Jan. 1, 2004 according to previous accounting principles	**IFRS adjustment**	**Jan. 1, 2004 in accordance with IFRS**
Assets			
Intangible fixed assets	21,918	9,719	31,637
Tangible fixed assets	570,853	–9,719	561,134
Other fixed assets	135,996	–	135,996
Total fixed assets	728,767	–	728,767
Current assets	438,190	–	438,190
Total assets	**1,166,957**	**0**	**1,166,957**
Equity and liabilities			
Equity	210,980	–	210,980
Long-term liabilities	22,261	–	22,261
Current liabilities	933,716	–	933,716
Total liabilities and equity	**1,166,957**	**0**	**1,166,957**

Reconciliation of differences in the financial year 2004

As Securitas Direct did not publish consolidated accounts according to the Swedish Financial Accounting Standards Council's recommendations for 2004, no theoretical description is provided for the differences that would have arisen for the 2004 financial year.

In conjunction with the transition to IFRS, reclassifications were made, for example, regarding goodwill. These were adjusted in the opening balance for 2004, which is presented in Notes 16, 17, 18 and 19. Reclassifications were made in accordance with the table above.

Presentation form of equity

In conjunction with the transition to IFRS, the presentation form of equity in the balance sheet is also changed. Under previous accounting principles, equity was specified into unrestricted and restricted equity on the bases of the prevailing rules.

In accordance with IAS 1 equity must be reported in its composite components. According to IAS, a company must, as a minimum, report issued equity and other equity in the balance sheet. Securitas Direct has elected to specify equity here as established on the opening and closing dates for 2004 in accordance with IFRS in additional components according to the following.

Share capital
Other capital contributions (1)
Other reserves (2)
Earnings brought forward (3)

(1) Other capital contributions consist of premiums from new share issues and shareholder contributions received from shareholders.

(2) Other reserves consist of the income and expenses which according to certain standards must be reported in equity. For Securitas Direct, this item consists of translation differences attributable to the translation of foreign subsidiaries in accordance with IAS 21.

(3) The item Earnings brought forward corresponds to the accumulated earnings and losses generated in the Group.

IFRS effects on the financial years prior to 2004

Comparison figures for periods prior to 2004 are reported according to previous accounting principles (recommendations issued by the Swedish Financial Accounting Standards Council). If the 2003 figures were adjusted according to the current principles (IFRS), goodwill amortisation of SEK 5,844,000 would be reversed.

AUDITOR'S REPORT REGARDING ADAPTED HISTORICAL FINANCIAL REPORTS

To the Board of Directors of Securitas Direct AB (Publ)

AUDITOR'S REPORT REGARDING ADAPTED HISTORICAL FINANCIAL REPORTS

We have reviewed the financial reports for Securitas Direct AB (Publ) contained on pages 75–95, which comprise the balance sheets per 31 December 2003, 31 December 2004 and 31 December 2005, and the income statements and cash flow statements for the financial years ended on these dates, as well as a summary of significant accounting principles and other disclosures.

THE BOARD OF DIRECTORS AND MANAGING DIRECTOR'S RESPONSIBILITY FOR THESE FINANCIAL REPORTS

The Board of Directors and Managing Director are responsible for the preparation and true and fair presentation of the financial reports for 2004 and 2005 in accordance with the International Financial Reporting Standards (IFRS) adopted by the EU, and of the financial reports for 2003 in accordance with the Swedish Annual Accounts Act, and of the financial reports for all cited years in accordance with the Prospectus Directive implemented by Commission Regulation 809/2004/EC. This obligation includes the design, implementation and maintenance of internal controls relevant for the preparation and appropriate presentation of financial reports which are free of material misstatement, whether the misstatements are due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial reports on the basis of our audit. We have conducted our audit in accordance with draft recommendation RevR 5 – Prospectus Auditing, issued by FAR, the institute for the accounting profession in Sweden. This recommendation requires that we plan and perform our audit in order to obtain a high, but not absolute, degree of assurance that the financial reports are free of material misstatement.

WORK PERFORMED

An audit in accordance with draft recommendation RevR 5 entails that we execute audit procedures to obtain audit evidence supporting the amounts and disclosures contained in the financial report. The audit procedures selected are based on our assessment of the risk for material misstatement in the financial reports, whether due to fraud or error. In assessing such risks, we consider the internal controls that are relevant to the company's preparation and fair presentation of the financial reports as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the accounting principles applied and the reasonableness of significant accounting estimates made by the Board of Directors and the Managing Director, as well as evaluating the overall presentation of the financial reports.

We believe that our audit provides a reasonable basis for our opinion set out below.

OPINION

It is our opinion that the financial reports give a true and fair view, for 2004 and 2005 in accordance with the IFRS adopted by the EU and for 2003 in accordance with the Swedish Annual Accounts Act, of Securitas Direct AB's results, financial position and cash flow per 31 December 2003, 31 December 2004 and 31 December 2005.

Stockholm, 5 September 2006

PricewaterhouseCoopers AB

Magnus Brändström

Authorised Public Accountant

ADDRESSES

SWEDEN
Head office
Securitas Direct AB
Box 4519
SE-203 20 Malmö
Telephone number: +46 40 25 45 00
Fax number: +46 40 97 51 22
Visiting address: Kalendegatan 26, Malmö
e-mail: info@securitas-direct.com

Securitas Aroundio AB
Box 1310
SE-581 13 Linköping
Sweden

Securitas Direct Sverige AB
Östgötagatan 3
Box 2511
SE-580 02 Linköping
Sweden

FINLAND
Securitas Direct Oy
Kumpulantie 13 B
Box 37
00521 Helsinki
Finland

NORWAY
Securitas Aroundio AS
Box 377
1366 Lysaker
Norway

Securitas Direct AS
Urtegata 9
Box 35 Grønland
NO-0133 Oslo
Norway

DENMARK
Dansikring Direct A/S
Køge Åhavn Carlsensvej 8
DK-4600 Køge
Denmark

FRANCE
Securitas Direct SAS
1 Centrale Parc- Bat 1 Avenue Sully Prud'homme
FR-92298 Chatenay Malabry
France

BELGIUM
Securitas Direct NV
Font Saint-Landry 3
BE-1120 Brussels
Belgium

Securitas Direct Management BVBA
Font Saint-Landry 3
BE-1120 Brussels
Belgium

NETHERLANDS
Aroundio B.V.
Spaarpot 40
NL-5667 KX Geldrop
Netherlands

SPAIN
Securitas Direct España, S.A.
C/ José Echegaray, 1 - Esq. Vicente Aleixandre Parque
Empresarial Las Rozas
ES-28230 Las Rozas (Madrid)
Spain

PORTUGAL
Securitas Direct Portugal, Unipessoal Lda
Rua Rodrigues Lobo, 2 Edif. Securitas
PT-2799 553 Lisbon
Portugal

Securitas Direct AB
Box 4519
SE-203 20 Malmö, Sweden
Visiting address: Kalendegatan 26, Malmö
Tel: +46 40 25 45 00

Intellecta Finanstryck 06-20697